Exhibit 99.3

Cameco

Energizing a clean-air world

2020 Management Proxy Circular

March 31, 2020

Notice of

2020 Annual Meeting of Shareholders

on April 30, 2020

Cameco
Cameco

What’s inside
Message from the Chair of the Board	1
Notice of our 2020 annual meeting	3
Management proxy circular	4
Business of the meeting	5

• Delivery of meeting materials	7

• Voting	7
About the nominated directors	11

• Director profiles	14

• 2019 Meetings and attendance	23

• Director development	24

• Board structure and composition	26

• Skills, attributes and experience	27

• Diversity	29
Governance at Cameco	30
How the board operates	31

• Role of the board	31

• Our expectations of directors	35

• Board succession	36

Our governance principles	38

• Shareholder engagement	38

• Voting results	39

• Shareholder proposals	40

• Separate chair and CEO positions	40

• Accessing our governance and other regulatory disclosure	40

• Code of conduct and ethics	40

• Compliance	41

• Governance guidelines	41

• Independence	41

Board committees	42

Our approach to ESG matters	48

• Sustainability	48

• Workplace diversity and inclusion	49

• How are we doing	51

• Governance	51

• Targets and metrics	52

What’s inside
Compensation at Cameco	53
Compensation governance	54

• Compensation risk management	55

• Independent advice	56

Share ownership guidelines and reporting	57

Director compensation	59

• Compensation discussion and analysis	59

• Approach	59

• Share ownership	59

• Fees and retainers	59

• 2019 Compensation details	60

Executive compensation	62

• Message from the Chair of the Human Resources and Compensation Committee	62

• Cameco compensation practices	66

• Compensation overview	67

• Executive compensation and strategy	67

• Market context	68

• Share performance and executive compensation	69

• CEO compensation summary	70

• Compensation discussion and analysis	72

• Approach	72

• Annual decision-making process	74

• Measuring performance	75

• Compensation components	76

• 2019 Performance and compensation	83

• 2020 Compensation decisions	89

• 2019 Compensation details	91
Appendices	102

Message from the Chair of the Board1

Dear Fellow Shareholders,

I am pleased to invite you to Cameco’s annual meeting of shareholders at 9:30 a.m. (CST) on April 30, 2020 at Cameco’s offices in Saskatoon, Saskatchewan. The meeting is available to shareholders and other stakeholders by live webcast.

The attached management proxy circular provides information about the business of the meeting, the voting process, this year’s nominated directors, our corporate governance practices, our approach to executive compensation and our 2019 compensation decisions.

The board’s goal is to deliver long-term value to Cameco’s stakeholders. We pay particular attention to strategy and value creation, risk oversight, board governance and management succession – areas we see as fundamental to Cameco’s sustainability and future success.

Strategy

In order to help Cameco achieve its vision to energize a clean-air world, the board is focused on strategy and Cameco’s strategic risks. The board works closely with management on Cameco’s strategic direction and reviewing and discussing strategy is a key component of every regular board meeting.

Management continues to focus on profitably producing uranium at a pace aligned with market signals in order to preserve the value of Cameco’s tier-one assets and increase long-term value in the context of a challenging market environment. In particular, management has prioritized the following strategic actions:

1.	preserving the value of Cameco’s lowest cost assets;

2.	maintaining a strong balance sheet;

3.	protecting and extending the value of Cameco’s contract portfolio; and

4.	efficiently managing the company in a low price environment.

Cameco’s confidence is growing that the uranium market will undergo a transition, similar to what happened in the UF6 conversion market and is benefitting the fuel services segment of Cameco’s business. However, until that transition occurs, these actions are necessary to allow the company to continue to execute on its strategy and to position Cameco to self-manage risk. The board and management are optimistic about the drivers of long-term growth in the nuclear industry and remain committed to taking the steps required to allow the company to successfully navigate the transition.

Increasing populations and growing electricity demand around the world are driving the long-term fundamentals for nuclear. Nuclear energy is a clean energy option that can provide the power needed – reliably, safely and affordably. We believe that it must play a central role as the world shifts to a low-carbon, climate resilient economy.

Initiatives are underway at Cameco to improve efficiency and reduce costs across the organization. Several of them are geared towards innovation and accelerating the adoption of advanced digital and automation technologies. These initiatives will leave us well positioned, when the market turns, to progress toward our vision to energize a clean-air world.

In addition, Cameco is pursuing non-traditional markets for its UO2 and fuel fabrication in its fuel services business and has been actively securing new contracts for reactor components to support refurbishment of Canadian nuclear reactors. Cameco also continues to explore other opportunities within the nuclear fuel cycle. In particular, subject to regulatory and other approvals, it increased its interest, from 24% to 49%, in Global Laser Enrichment, a company testing a third-generation enrichment technology that, if successful, will use lasers to commercially enrich uranium.

1 The message from the chair contains forward looking information and is based upon the assumptions and subject to the material risks described at pages 2 and 3 of our 2019 management’s discussion and analysis (MD&A). Actual outcomes for future periods may be significantly different.

2020 MANAGEMENT PROXY CIRCULAR 1

ESG and risk oversight

Cameco’s commitment to environmental, social and governance (ESG) matters is closely monitored by the board and its committees. A safe, healthy and rewarding workplace, a clean environment and supportive communities are measures of success that are integrated into Cameco’s strategic plan and are used to set compensable targets for the management team.

On the supportive communities’ front, we are especially proud of the work Cameco has done to build strong and enduring relationships with Indigenous communities in northern Saskatchewan. We are a leading industrial employer of First Nations and Métis people and have a dedicated team who are focused on workforce development and community engagement in northern Saskatchewan. As well, Donald Deranger, a highly-respected leader, advisor and businessperson in the Saskatchewan Indigenous community, has served on our board since 2009.

In 2019, management established a multi-disciplinary ESG working group to review our approach to ESG matters, including how we report. You can read more about our approach to ESG matters on page 48.

Cameco has a mature enterprise risk management program with processes and controls to ensure we are appropriately managing and mitigating risk. The board oversees Cameco’s strategic risks and oversight of top-tier tactical and functional risks are allocated to specific board committees.

Sound governance

Our strong governance foundation and commitment to good governance principles give us the ability to effectively serve Cameco and its stakeholders. The board reviews Cameco’s governance practices annually and our board and director assessment process is designed to provide insight on how we can continually improve governance at Cameco.

The board is committed to having the right mix of diversity – gender, skills, background, experience and other characteristics – and I am proud of the quality and experience of our directors. We regularly review the board succession plan as well as our competency matrix, core attributes, diversity policy, term limits and retirement policy to make sure the composition of the board is appropriate and continues to meet Cameco’s needs and shareholders’ and other stakeholders’ expectations.

Leadership

We have a skilled and dedicated team at Cameco with significant international experience that is focused on delivering results. The senior leadership team has a wealth of expertise and comprehensive industry knowledge gained from dedicating most of their careers to the nuclear fuel cycle, including the exploration, mining, production and conversion of uranium for clean and reliable nuclear power generation. Most importantly, the team conducts itself with integrity and with an emphasis on safety, people and the environment.

Looking ahead

Cameco is well-positioned to execute on its strategy and to self-manage risk. With the company’s tier-one assets, long-term contract portfolio, employee expertise and strong balance sheet, we are confident in Cameco’s ability to build long-term value and reward shareholders for their continued patience.

Sincerely,

Ian Bruce

Chair of the Board

Cameco Corporation

2 CAMECO CORPORATION

Notice of our 2020 annual meeting of shareholders

You are invited to our 2020 annual meeting:

When

Thursday, April 30, 2020

9:30 a.m. CST

Where

Cameco Corporation

2121 – 11th Street West

Saskatoon, Saskatchewan

We will webcast the meeting on our website at cameco.com.

Your vote is important

If you held Cameco common shares on March 9, 2020, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 5 through 10 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

March 31, 2020

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 5 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2021 annual meeting is January 4, 2021 and we require advance notice for nominating directors.
Access our 2019 annual report and other documents and information online:
• cameco.com
• sedar.com (SEDAR)
• sec.gov/edgar.shtml (EDGAR)
See pages 37 and 40 for more information.

COMMON SHARES OUTSTANDING

395,797,732 December 31, 2019
395,797,732 March 10, 2020

AST Trust Company (Canada) is our transfer agent and registrar for Canada. American Stock Transfer & Trust Company LLC is our transfer agent and registrar for the US.

2020 MANAGEMENT PROXY CIRCULAR 3

Read about the four items of business and how to vote your shares pages 5 to 10

Management proxy circular

You have received this circular because you owned Cameco common shares on March 9, 2020. Management is soliciting your proxy for the 2020 annual meeting of shareholders, and we pay all proxy solicitation costs.

As a shareholder, you have the right to attend the annual meeting of shareholders on April 30, 2020 and to vote your shares in person or by proxy. If you are unable to attend the meeting, you can listen to the webcast on our website (www.cameco.com).

The board of directors has approved the contents of this document and has authorized us to distribute it to you. We have also sent a copy to each of our directors and to our auditors.

The board of directors approved the content of this circular on March 9, 2020. Information is as of that date unless indicated otherwise.

Learn about our governance practices and the board pages 30 to 52

Find out what we paid our executive officers and directors in 2019 and why pages 53 to 101

THINGS TO NOTE

Key terms in this document
• you and your refer to the shareholder
• we, us, our, the company and Cameco mean Cameco Corporation
• shares and Cameco shares mean Cameco’s common shares, unless indicated otherwise
• all dollar amounts are in Canadian dollars, unless indicated otherwise
• information is as of March 9, 2020, unless indicated otherwise.

Your vote is important
This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this circular or voting in person at the meeting.

Cameco employees or representatives of Kingsdale Advisors (Kingsdale) may contact you by mail or phone to encourage you to vote. If you have any questions or need more information about voting your shares, call Kingsdale at 1.888.518.1558 (toll-free in North America) or 416.867.2272 (collect calls accepted) outside of North America. Or send an email to contactus@kingsdaleadvisors.com.

We are paying Kingsdale approximately $55,000 for their 2020 services.

4 CAMECO CORPORATION

Business of the meeting

A quorum is required to hold the meeting and transact business. A quorum is met when the people in attendance hold, or represent by proxy, at least 25% of Cameco’s total issued and outstanding common shares.

We require majority approval on the items of business. Our majority voting policy governs the election of directors (see Majority voting for non-executive directors on page 13).

  Elect the directors

The board is recommending you vote for the nominated directors. You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Nine director nominees are standing for election to our board to serve for a term of one year. All of the nominated directors currently serve on the board. For information about each nominee, see the director profiles starting on page 14.

  Reappoint the auditors

The board, on the recommendation of the audit and finance committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors until the end of our next annual meeting. KPMG, or its predecessor firms, have been our auditors since Cameco was incorporated in 1988. You can vote for reappointing KPMG, or you can withhold your vote.

Auditors reinforce the importance of a diligent and transparent financial reporting process, and strengthen investor confidence in our financial reporting. KPMG provides us with three types of services:

•

audit services generally relate to the audit and review of annual and interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•

audit-related services include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.

•

tax services relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

The table below shows the fees we paid to KPMG and its affiliates for services in 2018 and 2019. The board has invited a representative of KPMG to attend the meeting.

	2019 ($)	% of total fees (%)	2018 ($)	% of total fees (%)
Audit fees
Cameco[1]	1,968,900	80.2	2,033,100	68.5
Subsidiaries[2]	221,800	9.0	709,800	23.9
Total audit fees	2,190,700	89.2	2,742,900	92.4
Audit-related fees
Pensions	27,300	1.1	27,300	0.9
Total audit-related fees	27,300	1.1	27,300	0.9
Tax fees
Compliance	37,900	1.5	94,800	3.2
Planning and advice[3]	200,800	8.2	102,300	3.5
Total tax fees	238,700	9.7	197,100	6.7
All other fees
Other non-audit fees	-	0.0	-	0.0
Total fees	2,456,700	100.0	2,967,300	100.0
1.	For the audit of Cameco’s annual consolidated financial statements and the review of interim financial statements.
2.	For the audit of Cameco’s subsidiary financial statements.
3.	For transfer pricing advisory.

2020 MANAGEMENT PROXY CIRCULAR 5

  Receive the financial statements

Our consolidated financial statements for the year ended December 31, 2019 will be presented at the meeting.

You can download a copy of our 2019 annual report (which includes our consolidated financial statements for the year ended December 31, 2019, management’s discussion and analysis of these financial statements, and the auditors’ report) on our website (cameco.com/invest/financial-information). Your package includes a paper copy of the annual report only if you requested one.

  Advisory vote on executive compensation (“say on pay”)

The board is recommending that you vote in favour of our approach to executive compensation. Please take some time to read about our compensation strategy, our compensation program, how we assess performance and how the board makes decisions. You can find a full discussion about executive compensation at Cameco starting on page 62.

The board believes this non-binding advisory vote gives shareholders a timely and effective way to give input to the board and the human resources and compensation committee on this important matter. You can vote for or against our approach to executive compensation by voting on the following resolution:

Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2020 annual meeting of shareholders.

  Other business

We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting. If other items of business are properly brought before the meeting, you (or your proxyholder) can vote as you deem appropriate.

HOW CAMECO WAS FORMED

Cameco Corporation was formed in 1988 by privatizing two Crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.

Cameco received these assets in exchange for:
• assuming substantially all of the current liabilities and certain other liabilities of the two Crown corporations
• issuing common shares
• issuing one class B share to the Province of Saskatchewan
• issuing promissory notes.

Cameco was incorporated under the Canada Business Corporations Act (CBCA).

You can find more information about our history in our most recent annual information form, which is available on our website (cameco.com/invest).

6 CAMECO CORPORATION

Delivery of meeting materials

We are using notice and access to deliver the meeting materials to all shareholders. This means that Cameco will post the meeting materials online for shareholders to access electronically. You will receive a package in the mail with a notification explaining how to access and review the meeting materials electronically and how to request a paper copy at no charge. Your package will include a proxy form or a voting instruction form so you can vote your shares.

Notice and access is environmentally friendly and a cost-effective way to distribute our meeting materials because it reduces printing, paper and postage costs.

You can access the meeting materials on our website at cameco.com/invest/2020-annual-meeting and on SEDAR (sedar.com).

How to request a paper copy

Before the meeting

Starting on March 31, 2020, shareholders can request a free paper copy of the meeting materials. To receive the paper copy in advance of the voting deadline and meeting date, we suggest you submit your request by 4:00 p.m. (Saskatoon time) on April 16, 2020.

After the meeting

If you would like to receive a paper copy of the meeting materials for up to one year from the date the meeting materials are filed on SEDAR, please call 1-888-433-6443 (toll free) or 416-682-3801 outside Canada and the United States, or send an email to: fulfilment@astfinancial.com.

If you request a paper copy of the meeting materials, you will not receive a new proxy form or voting instruction form. Please keep the original form sent to you so you can vote your shares.

If you have questions about notice and access, please call our transfer agent, AST Trust Company (Canada), toll free at 1-800-387-0825.

Voting

Who can vote

Cameco has common shares and one class B share, but only holders of our common shares have full voting rights. If you held common shares at the close of business on March 9, 2020 (the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares.

Each Cameco common share you own represents one vote, except where ownership and voting restrictions apply. As of March 10, 2020, we had 395,792,732 common shares issued and outstanding.

Principal holders of common shares

We have one principal holder of our common shares as of December 31, 2019, as reported in a Schedule 13F filing made with the US Securities Exchange Commission – Beutel, Goodman & Company Ltd. of Toronto, Ontario (including its subsidiaries) held 23,084,705 common shares, or approximately 5.83%, of our total common shares outstanding.

Management is not aware of any other shareholder who holds 5% or more of our common shares.

2020 MANAGEMENT PROXY CIRCULAR 7

Our class B share

The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series. The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:

(a)

amend Part 1 of Schedule B of the articles, which states that: Cameco’s registered office and head office operations must be in Saskatchewan, the executive officers and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan, and all annual meetings of shareholders must be held in Saskatchewan,

(b)	amend the articles in a way that would change the rights of class B shareholders, or
(c)	amalgamate, if the amalgamation would require an amendment to Part 1 of Schedule B of the articles.

Ownership and voting restrictions

Restrictions on owning, controlling and voting Cameco common shares are set out in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles. See Appendix A on page 102 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident. Ownership restrictions for non-residents were put in place so that Cameco would remain Canadian controlled.

The following is a summary of the limitations listed in our company articles:

Residents – A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the total votes that can be cast to elect directors.

Non-residents – A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

Voting restrictions – All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

Residency declarations

Shareholders are required to declare their residency, ownership of Cameco shares, and other things relating to the restrictions, so we can verify compliance with the ownership of and voting restrictions on our shares. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of non-registered shareholders need to make the declaration on their behalf.

If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will be available at the meeting if you are planning to attend the meeting. If we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The chair of the meeting may ask shareholders and their nominees for additional information to verify compliance with our ownership and voting restrictions. The chair of the meeting will use the declarations and other information to decide whether our ownership restrictions have been complied with.

Enforcement of ownership and voting restrictions

The company articles allow us to enforce the ownership and voting restrictions by suspending voting rights, forfeiting dividends, prohibiting the issue and transfer of Cameco shares, requiring the sale or disposition of Cameco shares, and suspending all other shareholder rights.

8 CAMECO CORPORATION

How to vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. If you are a registered shareholder, we mail the notification directly to you and your package will include a proxy form. We distribute the notification to intermediaries to forward to our non-registered shareholders. For most non-registered shareholders, your package is sent by Broadridge and includes a voting instruction form. We pay the cost of proxy solicitation for all registered and non-registered shareholders.

Submit your voting instructions right away to meet the voting deadline. Make sure you allow enough time for your instructions to reach our transfer agent if you are sending the completed proxy form or voting instruction form by mail. AST Trust Company (Canada) must receive your voting instructions before 9:30 a.m. CST on Tuesday, April 28, 2020 to be valid.

	NON-REGISTERED (BENEFICIAL) SHAREHOLDERS	REGISTERED SHAREHOLDERS

The voting process is different depending on whether you are a registered or non-registered shareholder (see details to the right).

You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. Many of our shareholders are non-registered shareholders.

You are a registered shareholder if your name appears on your share certificate.

If you do not plan to come to the meeting, vote your shares by proxy.

Voting by proxy is the easiest way to vote – it means you are giving someone else the authority to attend the meeting and vote for you.

You can submit your voting instructions online or by fax or mail by following the instructions on your voting instruction form.

Alternatively, you can appoint a proxyholder to attend the meeting and vote your shares for you by following the instructions on your voting instruction form.

If you are appointing someone else to attend the meeting and vote your shares, make sure your appointee knows that he or she must attend the meeting and vote your shares, otherwise your vote will not be counted. Your nominee will likely need to receive instructions from you before 5 p.m. CST on Monday, April 27, 2020.

If you appoint someone other than the Cameco proxyholders without specifying how you want your appointee to vote, your appointee will have full discretionary authority to vote as they see fit.

You can vote your shares by proxy. Complete the proxy form and send it to AST Trust Company (Canada) or vote your shares online or by phone or fax by following the instructions on your proxy form.

Alternatively, you can appoint a proxyholder to attend the meeting and vote your shares for you by following the instructions on your proxy form.

Make sure your appointee knows that he or she must attend the meeting and vote your shares, otherwise your vote will not be counted. AST Trust Company (Canada) will likely need to receive voting instructions from you before 5 p.m. CST on Monday, April 27, 2020.

If you appoint someone other than the Cameco proxyholders without specifying how you want your appointee to vote, your appointee will have full discretionary authority to vote as they see fit.

If you want to come to the meeting and vote in person.

Follow the instructions on your voting instruction form to appoint yourself as proxy-holder, and return the voting instruction form as instructed by your intermediary (you may be able to do this online, or by fax or mail).

You will need to register with a representative of AST Trust Company (Canada) when you arrive at the meeting.

Do not complete the enclosed proxy form. Your vote will be taken and counted at the meeting. If you vote in person at the meeting, any proxy previously given will be automatically revoked.

Be sure to register with a representative of AST Trust Company (Canada) when you arrive at the meeting.

If you change your mind, you can revoke your proxy or voting instructions.

Any new instructions will only take effect if they are received by AST Trust Company (Canada) before 9:30 a.m. on Tuesday, April 28, 2020 or 48 hours before the meeting is reconvened if the meeting is postponed or adjourned.

Contact your nominee if you need help providing new voting instructions, if you want to revoke your voting instructions (without giving new instructions) or if you want to vote in person instead.

You can revoke your proxy without providing new voting instructions by:

•  sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 5 p.m. CST on the last business day before the meeting (Wednesday, April 29, 2020)

•  giving a notice in writing to the chair of the meeting before the start of the meeting

•  giving notice in any other manner permitted by law.

The notice can be from you or your attorney, if he or she

has your written authorization. If your shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Cameco may use the Broadridge QuickVoteTM service to assist non-registered shareholders with voting their shares directly over the telephone.

2020 MANAGEMENT PROXY CIRCULAR 9

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder). All properly executed written proxies and properly completed proxies submitted by telephone or internet, delivered in accordance with this solicitation, will be voted at the meeting consistent with the directions provided in the proxy unless the proxy is revoked prior to completion of voting at the meeting.

If you are a registered shareholder, Tim Gitzel, president and CEO of Cameco, or in his absence Sean Quinn, senior vice-president, chief legal officer and corporate secretary of Cameco (the Cameco proxyholders), have agreed to act as proxyholder to vote your shares for you at the meeting according to your instructions. You have the right to appoint someone other than the Cameco proxyholders to represent you at the meeting (your appointee does not need to be a shareholder). If you want to appoint someone else to represent you and vote your shares at the meeting, see the instructions in the table on page 9.

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

•	for electing each nominated director
•	for appointing KPMG LLP as auditors
•	for the advisory vote on our approach to executive compensation.

Other important things to know

If for any reason a nominated director becomes unable to serve, your proxyholder has the right to vote for another nominated director at his or her discretion, unless you have indicated that you want to withhold your shares from voting on the election of directors.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as your proxyholder sees fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

The chair of the meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

If the meeting is postponed or adjourned, the deadline for AST Trust Company (Canada) to receive your voting instructions will be extended to 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened for your new voting instructions to be valid. See the table on page 9 for further instructions. If you are revoking your proxy without giving new voting instructions, the corporate secretary must receive the notice by 5 p.m. CST on the day before the meeting is reconvened or you must give notice to the chair of the meeting before the start of the reconvened meeting.

Questions

If you have questions about voting, completing the proxy form or residency declaration, or about the meeting in general, please contact Kingsdale, our strategic shareholder services advisor and proxy solicitation agent:

Phone:	1.888.518.1558
(toll free within North America)

1.416.867.2272
(collect from outside North America)

Email:	contactus@kingsdaleadvisors.com

10 CAMECO CORPORATION

About the nominated directors

Expertise and skills

Diversity

Commitment

2020 MANAGEMENT PROXY CIRCULAR 11

Our board of directors is responsible for overseeing management and our business affairs. As shareholders, you elect the board to act in the best interests of Cameco. This year the board has nominated nine directors. All nominated directors currently serve on the board and have agreed to stand for re-election. For more on the nomination process, see the Nomination process on page 37.

Board composition and managing conflicts of interest

This year’s nominated directors have been selected based on their knowledge, experience and other attributes, and collective expertise on a broad range of issues the board faces when overseeing our business and affairs. All of our directors are screened annually for conflicts of interest (see page 35).

Independence

Eight of our nine nominated directors (89%) are independent. The only non-independent director is our CEO. All of the nominated directors are Canadian citizens and residents, except for Kate Jackson who is a US citizen and resident. Daniel Camus holds Canadian and French citizenship.

Status
Name	Independent	Not independent
Ian Bruce	✓
Daniel Camus	✓
Donald Deranger	✓
Catherine Gignac	✓
Tim Gitzel		✓	President and CEO
Jim Gowans	✓
Kate Jackson	✓
Don Kayne	✓
Anne McLellan	✓

Voting results at 2019 annual meeting of shareholders

The voting results of each director who was a nominee at the 2019 annual meeting of shareholders are shown below.

Percentage of votes cast “for” each director (%)	96.9	96.6	99.2	99.7	99.3	99.2	96.7	90.9	94.5
Percentage of votes cast “withheld” (%)	3.1	3.4	0.8	0.3	0.7	0.8	3.3	9.1	5.5

12 CAMECO CORPORATION

Share ownership and compliance with guidelines

We require each non-executive director to own Cameco shares or deferred share units (DSUs) to align the interests of our directors and shareholders. Non-executive directors have the option to receive all or part of their compensation in DSUs. See page 60 for the portion of the total retainer that each non-executive director received in DSUs in 2019.

We report each director’s holdings of shares and DSUs and their total value, including the Cameco shares they own or exercise control or direction over in the director profile pages that follow, based on the following:

Year end	Closing price of Cameco common shares
December 31, 2018	$15.48
December 31, 2019	$11.54

Our share ownership guidelines require that all directors must hold at least three times their annual retainer within five years of joining the board. For assessing compliance, we use our year-end share price on the TSX or the price the shares or units were acquired at, whichever is higher. The table on page 58 provides information about share ownership for each director.

Majority voting for non-executive directors

Under corporate law, a nominated director can be elected with a single vote cast in his or her favour. However, under our majority voting policy to be elected a director must obtain a majority of votes cast in his or her favour. A director who does not receive a majority of votes cast in his or her favour in an uncontested election (where the number of nominated directors equals the number of board positions) must submit his or her resignation to the board.

Within 90 days of the meeting, our nominating, corporate governance and risk committee will review the voting result and recommend to the board whether to accept or reject the resignation. Unless there are exceptional circumstances, the committee and the board will accept the resignation and it will take effect when they reach a decision. The director who submitted a resignation does not participate in any board or committee deliberations on the matter.

The board will publicly announce its decision immediately. If the board rejects the resignation, it will provide a full explanation why. If the board accepts the resignation, it may appoint a new director to fill the vacancy.

Director profiles

The following pages tell you about the nominated directors, including their background, skills, experience, other public company boards they sit on, 2019 meeting attendance, share ownership, and voting results at last year’s annual meeting.

2020 MANAGEMENT PROXY CIRCULAR 13

Ian Bruce, Chair of the Board

 Age: 66

 Calgary, AB

 Canadian

 Director since: 2012

 Independent

 Key skills and experience

•	Board / corporate governance

•	Financial acumen

•	Investor relations

•	Investments / mergers and acquisitions

•	Risk oversight

Ian brings a strong finance and investment banking background as well as board, executive, energy sector, and leadership experience to Cameco’s board. He serves as chair of the Cameco board and is a member of each of the five board committees.

Ian Bruce is a corporate director. He is the former president and CEO of Peters & Co. Limited, an independent investment dealer. He has more than 30 years of experience in investment banking with specialization in corporate finance and mergers and acquisitions, predominantly in the oil and gas industry.

Ian is a fellow of the Chartered Professional Accountants of Alberta, a recognized Specialist in Valuation under Canadian CPA rules, and a chartered business valuator. He is a past member of the Expert Panel on Securities Regulation for the Minister of Finance of Canada and is also a past board member and chair of the Investment Industry Association of Canada.

Prior to becoming board chair in May 2018, Ian was chair of the human resources and compensation committee. He has served on Cameco’s audit committee for his entire tenure and has also served on audit committees of other public-company boards. Ian is a director of the private company, TriAxon Oil Corp., and is also a member of its audit and compensation committees.

Board and committee membership		2019 Attendance
	Regular	Special	Overall

Board chair*	7 of 7	1 of 1	100%

* Ian is a member of all committees and he attended all committee meetings in 2019.

Other public company boards in past five years

MEG Energy Corp. (TSX)	June 2019 to present

Cona Resources Ltd. (TSX)	2014 to 2018

Logan International Inc. (TSX)	2011 to 2016

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2019 annual retainer	Share ownership guideline compliant[1]

2019	75,000	65,147	140,147	$1,617,296	4.3x	✓ Yes
2018	75,000	50,565	125,565	$1,943,746
Change	–	14,582	14,582	($326,450)

1	For evaluating compliance with Cameco’s share ownership guidelines, Ian’s shares and DSUs held at December 31, 2019 are valued at $2,699,987 and represent 7.2x the board chair retainer of $375,000.

2019 Voting results
	96.9% votes for	3.1% votes withheld

Ian was a director of Laricina Energy Limited (Laricina), a junior oil sands private company, from 2013 to 2017. Laricina was under Companies’ Creditors Arrangement Act (Canada) (CCAA) protection from March 26, 2015 until February 1, 2016, when it exited from CCAA protection. Its restructuring plan was approved by the Alberta Court of Queen’s Bench on July 22, 2015.

14 CAMECO CORPORATION

Daniel Camus

 Age: 67

 Westmount, QC

 Canadian and French

 Director since: 2011

 Independent

 Key skills and experience

•	Financial acumen

•	International business

•	Investments / mergers and acquisitions

•	Risk oversight

•	Uranium / nuclear

Daniel brings CFO, international business and energy sector experience, in particular in nuclear, to Cameco’s board and the two committees he sits on, including as chair of the audit and finance committee. He also chairs the compensation committee of one other public company.

Daniel Camus is a corporate director. He is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries. He is the former CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria, a position he held from 2012 to 2017.

Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. Over the past 25 years, he has held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada, and France. He has been chair of several audit committees and brings experience in human resources and executive compensation through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada, and France. He is the audit committee chair and board member of the non-governmental organization, FIND Diagnostics, located in Geneva, Switzerland.

Board and committee membership		2019 Attendance
	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Audit and finance	5 of 5		100%
Human resources and compensation	4 of 4		100%
Nominating, corporate governance and risk*	3 of 3		100%

* Daniel left the nominating, corporate governance and risk committee in May 2019.

Other public company boards in past five years

ContourGlobal PLC, London (LSE)	2016 to present
SGL Carbon SE, Wiesbaden (Xetra)	2008 to 2018
Valeo SA, Paris (NYX)	2006 to 2018
Vivendi SA, Paris (NYX)	2010 to 2015
Morphosys AG, Munich (TecDAX)	2003 to 2015

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2019 annual retainer	Share ownership guideline compliant[1]

2019	–	82,167	82,167	$948,207	4.7x	✓ Yes
2018	–	77,254	77,254	$1,195,832
Change	–	4,913	4,913	($247,685)

1	For evaluating compliance with Cameco’s share ownership guidelines, Daniel’s DSUs held at December 31, 2019 are valued at $1,426,687 and represent 7.1x the board member retainer of $200,000.

2019 Voting results
	96.6% votes for	3.4% votes withheld

2020 MANAGEMENT PROXY CIRCULAR 15

Donald Deranger

 Age: 64

 Prince Albert, SK

 Canadian

 Director since: 2009

 Independent

 Key skills and experience

•	Board / corporate governance

•	Stakeholder relations / government / public policy

•	Safety, health and environment / sustainability

•	Uranium / nuclear

Donald’s experience as a contractor in northern Saskatchewan and a leader in the Saskatchewan Indigenous community provides a rich, valuable and unique perspective to Cameco’s board and his work on three of our board committees.

Donald Deranger is an advisor to the Athabasca Basin Development Corporation and non-executive chair of the board of Points Athabasca Contracting Limited Partnership, a northern Saskatchewan Indigenous contractor that does business with Cameco. He is also a governance advisor to the Dené Suliné Nation, which is located in northern regions across western Canada.

Donald is the past president of Learning Together, a non-profit Indigenous organization that works to build relationships with the mining industry, and he continues to assist in an ex-officio capacity. He was the Athabasca vice chief of the Prince Albert Grand Council from 2003 to 2012. Donald has served as a director of the Sylvia Fedorchuk Centre for Nuclear Innovation since 2014. He also served as a director of the Tazi Twe Hydroelectric Project from 2014 to 2016.

An award-winning leader in the Saskatchewan Indigenous community, Donald brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where our richest assets are located.

Board and committee membership		2019 Attendance
	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Nominating, corporate governance and risk	5 of 5		100%
Reserves oversight	2 of 2	1 of 1	100%
Safety, health and environment	4 of 4	1 of 1	100%

Other public company boards in past five years

  None

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2019 annual retainer	Share ownership guideline compliant[1]

2019	–	67,551	67,551	$779,539	3.9x	✓ Yes
2018	–	59,374	59,374	$919,110
Change	–	8,177	8,177	($139,571)

1	For evaluating compliance with Cameco’s share ownership guidelines, Donald’s DSUs held at December 31, 2019 are valued at $1,177,212 and represent 5.9x the board member retainer of $200,000.

2019 Voting results
	99.2% votes for	0.8% votes withheld

16 CAMECO CORPORATION

Catherine Gignac

 Age: 58

 Mississauga, ON

 Canadian

 Director since: 2014

 Independent

 Key skills and experience

•	Mining, exploration and operations

•	Financial acumen

•	Investments / mergers and acquisitions

•	Investor relations

•	Safety, health and environment / sustainability

Catherine’s extensive career as a mining equity research analyst and geologist, and experience in project value analysis and mergers and acquisitions, expand the range of skills of Cameco’s board. She is chair of our reserves oversight committee and also serves on two other board committees.

Catherine Gignac is a corporate director. She has more than 30 years of experience in capital markets and the mining industry and has held senior positions as a mining equity research analyst with leading global brokerage firms and independent boutiques. She has extensive experience in project value and investment analysis, and spent her early working years as a geologist.

Catherine is a member of the Institute of Corporate Directors, the Canadian Institute of Mining & Metallurgy, and the Prospectors and Developers Association of Canada (PDAC).

Catherine was the principal of Catherine Gignac & Associates from 2011 to 2015. She serves as chair of the board of Women in Mining Canada and as a member of the Canadian Securities Administrators’ mining technical monitoring and advisory committee. She served as chair of the public company, Corvus Gold Inc., from 2014 to 2019 and as a member of its board for six years.

Board and committee membership		2019 Attendance
	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Audit and finance	4 of 4		100%
Nominating, corporate governance and risk*	2 of 2		100%
Reserves oversight (chair)	2 of 2	1 of 1	100%
Safety, health and environment*	2 of 2	1 of 1	100%

* Catherine joined the nominating, corporate governance and risk committee, and left the safety, health and environment committee, in May 2019.

Other public company boards in past five years

OceanaGold Corporation (TSX)	August 2019 to present
Corvus Gold Inc. (TSX)	2013 to March 2019

Trevali Mining Corporation (TSX)	2012 to 2017

St. Andrew Goldfields Ltd. (TSX)	2011 to 2015

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2019 annual retainer	Share ownership guideline compliant[1]

2019	15,000	36,525	51,525	$594,59	3.0x	✓ Yes
2018	15,000	36,290	51,290	$793,969
Change	–	235	235	($199,371)

1

For evaluating compliance with Cameco’s share ownership guidelines, Catherine’s shares and DSUs held at December 31, 2019 are valued at $778,790 and represent 3.9x the board member retainer of $200,000.

2019 Voting results
	99.7% votes for	0.3% votes withheld

2020 MANAGEMENT PROXY CIRCULAR 17

Tim Gitzel

 Age: 57

 Saskatoon, SK

 Canadian

 Director since: 2011

 President and CEO

 Not independent

 Key skills and experience

•	Uranium / nuclear

•	International business

•	Mining, exploration and operations

•	Legal / regulatory

•	Operational excellence

As Cameco’s president and CEO, Tim brings the day-to-day business and operations perspective to the board, and is responsible for executing Cameco’s strategy. Tim has over two decades of industry experience and brings added perspective as a member of the board of the World Nuclear Association and the Nuclear Energy Institute.

Tim Gitzel is president and CEO of Cameco. He served as president from 2010 to 2011, and prior to that served as senior vice-president and chief operating officer. Tim has more than 20 years of senior management experience in Canadian and international uranium activities. Prior to joining Cameco, he was executive vice-president, mining business unit for Orano (formerly AREVA) in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.

Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He participated in an executive education programme facilitated by INSEAD in France. He was appointed to the board of the Nuclear Energy Institute in 2012 and to The Mosaic Company board in October 2013. He currently serves as chair of The Mosaic Company’s compensation committee. He served as chair of the World Nuclear Association from 2012 to 2014 and continues to serve as a member of the board. He is also a member of the board of directors of the Business Council of Canada.

Tim is past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. He serves our community in numerous capacities, including several current and past leadership positions with charitable and non-profit organizations.

Board and committee membership		2019 Attendance
	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%

Other public company boards in past five years

The Mosaic Company (NYSE)	2013 to present

Securities held
Year	Cameco shares	PSUs	*	Total shares and PSUs	Market value of shares and PSUs**	Executive share ownership guideline compliant

2019	299,594	344,054		643,648	$7,427,698	✓ Yes
2018	256,594	342,311		641,905	$9,936,689
Change	–	1,743		1,743	($2,508,991)	(for CEO, see page 58)

*	Excludes PSUs that vested on December 31, 2019.

**

Value of shares ($3,457,315) and PSUs ($3,970,383) for 2019 are calculated using $11.54 for 2019 and $15.48 for 2018, the year-end closing prices of Cameco shares on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

See Incentive plan awards on page 93 for details about his stock options.

2019 Voting results
	99.3% votes for	0.7% votes withheld

18 CAMECO CORPORATION

Jim Gowans

 Age: 68

 Surrey, BC

 Canadian

 Director since: 2009

 Independent

 Key skills and experience

•	Safety, health and environment / sustainability

•	Capital projects

•	Enterprise leadership

•	International business

•	Mining, exploration and operations

•	Operational excellence

Jim brings strong experience in the resource sector to Cameco’s board through an extensive career as a senior executive with several major mining companies and his role as past chair of The Mining Association of Canada. He serves on three of our board committees including as chair of the safety, health and environment committee.

Jim Gowans is a corporate director. He is currently serving as interim president, CEO and a director of Trilogy Metals Inc. This appointment commenced in August 2019 and is expected to end within the next month since a CEO search is in progress. He was president, CEO and a director of Arizona Mining Inc. from January 2016 to August 2018. Prior to that, he was senior advisor to the chair of the board of Barrick Gold Corporation from August to December 2015, and co-president from July 2014 to August 2015. He has over 30 years of experience as a senior executive in the mining industry, including holding executive positions at Debswana Diamond Company in Botswana, DeBeers SA, DeBeers Canada Inc., PT Inco in Indonesia, and Placer Dome Ltd. Jim is the past chair of the Mining Association of Canada.

Jim received a bachelor of applied science degree in mineral engineering from the University of British Columbia and attended the Banff School of Advanced Management. He has extensive mining knowledge and perspective on the importance of sustainability and stakeholder relations. He was a director of the private company, Gedex Technologies Inc. from 2015 to November 2019.

Board and committee membership		2019 Attendance
	Regular	Special	Overall

Board of directors	7 of 7	0 of 1	88%
Audit and finance	5 of 5		100%
Reserves oversight	2 of 2	1 of 1	100%
Safety, health and environment (chair)	4 of 4	1 of 1	100%

Other public company boards in past five years

Trilogy Metals Inc. (NYSE-MKT)	May 2019 to present
Titan Mining Corporation (TSX)	2018 to present
New Gold Inc. (TSX)	2018 to present
Detour Gold Corporation (TSX)	2018 to March 2019
Arizona Mining Inc. (TSX)	2016 to 2018
Dominion Diamond Corporation (TSX)	2016 to 2017
NewCastle Gold Ltd. (TSX)	2016 to 2017

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2019 annual retainer	Share ownership guideline compliant[1]

2019	9,000	73,753	82,753	$954,970	4.8x	✓ Yes
2018	9,000	64,676	73,676	$1,140,504
Change	–	9,077	9,077	($185,535)

1	For evaluating compliance with Cameco’s share ownership guidelines, Jim’s shares and DSUs held at December 31, 2019 are valued at $1,564,787 and represent 7.8x the board member retainer of $200,000.

2019 Voting results
	99.2% votes for	0.8% votes withheld

Jim was a director of Gedex Technologies Inc. (Gedex), an Ontario-based developer of airborne geological imaging technology, from 2015 to November 2019. Gedex was under Companies’ Creditors Arrangement Act (Canada) (CCAA) protection from August 12 to December 5, 2019, when it exited from CCAA protection. Its restructuring plan was approved by the Ontario Supreme Court of Justice on December 18, 2019.

2020 MANAGEMENT PROXY CIRCULAR 19

Kathryn (Kate) Jackson

 Age: 62

 Pittsburgh, PA USA

 American

 Director since: 2017

 Independent

 Key skills and experience

•	Uranium / nuclear

•	Safety, health and environment / sustainability

•	Risk oversight

•	Operational excellence

•	Human resources and executive compensation

•	Capital projects

Kate brings extensive senior management and board experience in highly technical industries, including nuclear power generation, to Cameco’s board and the three committees she sits on. She has worked on both the utility and supplier side of the industry.

Kate Jackson is a corporate director. She is the former senior vice-president and chief technology officer of RTI International Metals Inc. (from 2014 to 2015) and she previously served as senior vice-president and chief technology officer for Westinghouse Electric Company (from 2008 to 2014), which included responsibility for sustainability and environment, health and safety. She has held various senior positions at the Tennessee Valley Authority and Alcoa Corporation.

Kate received a doctorate and a master’s degree in engineering and public policy from Carnegie Mellon University. She also holds a master’s degree in industrial engineering management from the University of Pittsburgh and a bachelor’s degree in physics from Grove City College.

Kate chaired the ISO New England Inc. board from 2008 to 2014. ISO New England Inc. is an independent non-profit regional transmission organization serving a number of Eastern US states. Kate is a member of Carnegie Mellon University School of Engineering Dean’s Advisory Council and the advisory board of the Carnegie Mellon Electricity Industry Centre. She is a member of the University of Pittsburgh Engineering School Board of Visitors. Kate serves as a member of the compensation committees of both Portland General Electric company and EQT Corporation.

Board and committee membership		2019 Attendance
	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Human resources and compensation	4 of 4		100%
Nominating, corporate governance and risk	5 of 5		100%
Safety, health and environment	4 of 4	1 of 1	100%

Other public company boards in past five years

EQT Corporation (NYSE)	July 2019 to present
Portland General Electric Company (NYSE)	2014 to present
Hydro One Limited (TSX)	2015 to 2018
Rice Energy, Inc. (NYSE)	Apr. to Nov. 2017

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2019 annual retainer	Share ownership guideline compliant[1]

2019	–	27,915	27,915	$322,139	1.6x	1.8x
2018	–	18,671	18,671	$289,027
Change	–	9,244	9,244	$33,112

1

For evaluating compliance with Cameco’s share ownership guidelines, Kate’s DSUs held at December 31, 2019 are valued at $365,816, and represent 1.8x the board member retainer of $200,000. Kate has until January 1, 2022 to meet the share ownership guideline target.

2019 Voting results
	96.7% votes for	3.3% votes withheld

20 CAMECO CORPORATION

Don Kayne

 Age: 62

 Delta, BC

 Canadian

 Director since: 2016

 Independent

 Key skills and experience

•	Enterprise leadership

•	Human resources and executive compensation

•	International business

•	Investments / mergers and acquisitions

•	Safety, health and environment / sustainability

Don brings many years of experience as a business executive in Canada’s resource industry to Cameco’s board as well as valuable insights into emerging Asian markets where Cameco does business. He serves on three of our committees, including as chair of the human resources and compensation committee.

Don Kayne is the president and CEO of Canfor Corporation and the CEO of Canfor Pulp Products Incorporated. He serves as a director of both Canfor companies.

Don has extensive experience in international marketing. He has spent his entire career at Canfor, starting out as a regional sales representative in 1979. Prior to being appointed CEO, Don spent 10 years as Canfor’s vice-president of sales and marketing, and is one of the lead architects of the market for British Columbia lumber in China. Don’s work growing markets for Canfor products around the world has provided him with deep connections to markets and customers in every region Canfor serves.

Don is a director of the Bi-National Softwood Lumber Council, Forest Products Association of Canada, Council of Forest Industries, Alberta Forest Products Association and the BC Lumber Trade Council. Don is vice chair of the Bi-National Softwood Lumber Council and serves as chair of its programs committee. He is an audit committee member and the former board chair of the Forest Products Association of Canada. He is also chair of the charitable organization Educating Girls of Rural China Foundation, which works to transform the lives of women and communities in rural areas of western China by providing access to education. Don brings experience in human resources and executive compensation through his senior executive roles at Canfor.

Board and committee membership			2019 Attendance
	Regular		Special	Overall

Board of directors	6 of 7	*	1 of 1	88%
Human resources and compensation (chair)	4 of 4			100%
Reserves oversight	2 of 2		1 of 1	100%
Safety, health and environment	4 of 4		1 of 1	100%

* For the meeting Don was unable to attend, he participated in an intensive briefing and discussion on the content of the meeting with senior management.

Other public company boards in past five years

Canfor Corporation* (TSX)	2017 to present

Canfor Pulp Products Incorporated* (TSX)	2017 to present

* Canfor Corporation holds a controlling interest in Canfor Pulp Products Incorporated. The entities share an executive team and committee assignments, and board meetings are held concurrently.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2019 annual retainer	Share ownership guideline compliant[1]

2019	–	68,487	68,487	$790,340	4.0x	✓ Yes
2018	–	50,160	50,160	$776,477
Change	–	18,327	18,327	$13,863

1	For evaluating compliance with Cameco’s share ownership guidelines, Don’s DSUs held at December 31, 2019 are valued at $909,801 and represent 4.5x the board member retainer of $200,000.

2019 Voting results
	90.9% votes for	9.1% votes withheld

2020 MANAGEMENT PROXY CIRCULAR 21

Anne McLellan

 Age: 69

 Edmonton, AB

 Canadian

 Director since: 2006

 Independent

 Key skills and experience

•	Board / corporate governance

•	Stakeholder relations / government / public policy

•	Legal / regulatory

•	Human resources and executive compensation

•	Enterprise leadership

Anne is a lawyer and corporate director and brings a rich and broad perspective on business and governance to Cameco’s board through her work experience and distinguished career in public service and higher education in Canada, including as chair of the nominating, corporate governance and risk committee. Anne held a number of ministerial portfolios and also served as former deputy prime minister of Canada.

The Honourable Anne McLellan is a senior advisor at the national law firm Bennett Jones LLP and has served as the Chancellor of Dalhousie University since May 2015. She is a former deputy prime minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. She previously served as a distinguished scholar in residence at the University of Alberta in the Alberta Institute for American Studies.

Anne holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. In addition to her extensive experience in federal administration and policy, Anne is the board chair of Pearson College and is also the chair of the board for the Institute for Research and Public Policy, a non-partisan think tank based in Montreal. Anne served on the board of the Edmonton Regional Airport Authority, Canada’s fifth largest airport, from 2008 to 2015 where she served as chair of the governance and compensation committee. Anne served as chair of the environment, health, safety and security committee at Agrium Inc. prior to its merger with Potash Corporation of Saskatchewan Inc.

Board and committee membership		2019 Attendance
	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Human resources and compensation	3 of 4		75%
Nominating, corporate governance and risk (chair)	5 of 5		100%

Other public company boards in past five years

Nutrien Ltd.* (TSX)	2018 to 2019

*

Anne was a director of Agrium Inc., a predecessor company to Nutrien Ltd., from 2006 to 2017, and served as a director of the newly-formed company following the merger with PotashCorp. from January 2018 to May 2019.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2019 annual retainer	Share ownership guideline compliant[1]

2019	100	52,722	52,822	$609,566	3.0x	✓ Yes
2018	100	48,304	48,404	$749,294
Change	–	4,418	4,418	($139,728)

1	For evaluating compliance with Cameco’s share ownership guidelines, Anne’s shares and DSUs held at December 31, 2019 are valued at $1,115,233 and represent 5.6x the board member retainer of $200,000.

2019 Voting results
	94.5% votes for	5.5% votes withheld

22 CAMECO CORPORATION

2019 Meetings and attendance

We believe that an active board governs more effectively. Directors are expected to attend 100% of board meetings, all of their committee meetings and the annual meeting of shareholders.

Directors can participate by teleconference if they are unable to attend a meeting in person. The board must have a majority of directors in attendance to hold a meeting and transact business.

The table below is a summary of the 2019 meetings and attendance.

	Number of meetings		Overall meeting
	Regular	Special	attendance
Board	7	1	97%
Audit and finance	5		100%
Human resources and compensation	4		95%
Nominating, corporate governance and risk	5		100%
Reserves oversight	2	1	100%
Safety, health and environment	4	1	100%
Total	27	3	99%

The table below summarizes the meeting attendance for each director in 2019. The independent directors met in camera at each board and committee meeting.

The board chair is a member of each board committee. Ian Bruce attended all committee meetings throughout the year.

Board committees function independently of management, so Tim Gitzel, our president and CEO, is not a member of any board committee. He is invited to attend all committee meetings.

Name	Board meetings		Committee meetings		Total board and committee meetings
Ian Bruce	8 of 8	100%	22 of 22	100%	30 of 30	100%
Daniel Camus	8 of 8	100%	12 of 12	100%	20 of 20	100%
John Clappison	5 of 5	100%	6 of 6	100%	11 of 11	100%
Donald Deranger	8 of 8	100%	13 of 13	100%	21 of 21	100%
Catherine Gignac	8 of 8	100%	12 of 12	100%	20 of 20	100%
Tim Gitzel	8 of 8	100%			8 of 8	100%
Jim Gowans	7 of 8	88%	13 of 13	100%	20 of 21	95%
Kate Jackson	8 of 8	100%	14 of 14	100%	22 of 22	100%
Don Kayne	7 of 8	88%	12 of 12	100%	19 of 20	95%
Anne McLellan	8 of 8	100%	8 of 9	89%	16 of 17	94%

2020 MANAGEMENT PROXY CIRCULAR 23

Director development

Our directors are knowledgeable about issues affecting our business, the nuclear industry, governance, compensation, and related matters. We believe that our education program gives them additional knowledge to help effectively oversee our affairs and stay abreast of important developments and issues within the context of our business.

Orientation

Our onboarding and orientation program familiarizes new directors with Cameco, issues facing the company, our strategy, culture and values, and what we expect of individual directors, the board and committees. All new directors receive orientation so they can be fully engaged and contribute to the board and committees in meaningful ways.

New directors receive orientation that includes:

•	a company and board orientation session on the organization, including Cameco’s history, culture and values, strategy and business, director expectations and corporate governance practices
•	a director manual with information about Cameco and the uranium and nuclear industries, including copies of our recent regulatory filings, financial statements, governance documents and key policies
•	a two-day nuclear industry seminar presented by management, in years when it is offered
•	round-table discussions with the committee chairs and appropriate management representatives when the new director joins a committee.

Under the mentorship aspect of our orientation program, we pair each new director with a longer serving director to supplement his or her orientation sessions with real-time ongoing practical support.

All directors can participate in any part of the orientation program. Existing directors who join new committees also attend round table discussions, if required.

Continuing education

The board recognizes the importance of continuing education for directors. Directors enhance their understanding of our business throughout the year by attending:

•	seminars provided by management that cover issues relating to key business decisions, strategic planning and enterprise risks
•	seminars on topics directors request
•	Cameco-operated facility or other nuclear facility tours
•	external conferences and seminars
•	informal social gatherings with senior management.

The nominating, corporate governance and risk committee is responsible for the board education program, which includes a budget and approval process. Educational needs are identified through a self-assessment questionnaire, in individual meetings with either the chair of the board or the chair of the nominating, corporate governance and risk committee and in board and committee meetings. The corporate secretary maintains a calendar of educational opportunities for the directors that includes information about relevant conferences, webinars and other events.

Management presentations to the board and committees during the year are aimed at expanding the board’s knowledge of the business, the industry and the key risks and opportunities facing Cameco. Interesting published materials are sent to directors or are included in meeting materials as supplemental reading. Directors also enhance their practical knowledge of Cameco’s operations and the nuclear industry through visits to Cameco-operated facilities or other nuclear facilities. In 2019, our directors toured our operations in Port Hope and Cobourg, Ontario and received operational updates from the management teams.

We pay for director education, including the cost to attend conferences or seminars that the board deems appropriate for directors to keep abreast of developments in the uranium and nuclear industries, corporate governance and the best practices relevant to their roles as Cameco directors and their responsibilities on specific committees. Directors attend sessions offered by the Institute of Corporate Directors (ICD), the National Association of Corporate Directors (NACD) and other education providers to stay current on developments in governance and areas relating to their committee responsibilities.

24 CAMECO CORPORATION

Our directors also attended the following continuing education sessions in 2019:

2019 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY

Nuclear industry
World nuclear association annual conference	World nuclear association (WNA)	Ian Bruce Tim Gitzel
World nuclear fuel cycle conference	Nuclear Energy Institute / WNA	Tim Gitzel
CNSC update	Ms. Rumina Velshi, President and Chief executive Officer of the CNSC	All directors
Atomic energy in India presentation	Dr. Dinesh Srivastava, Chief Executive, Nuclear Fuel Complex, Department of Atomic Energy, Government of India	All directors
The next small thing: small modular reactors	Toronto Region Board of Trade Ontario Power Generation (OPG)	Catherine Gignac
Governance
Annual conference: changing our minds, changing our boardrooms	Institute of Corporate Directors (ICD)	Catherine Gignac
Digital transformation	Carnegie Mellon University	Kate Jackson
Political intelligence for boardrooms	ICD	Anne McLellan
Audit and finance
Mining audit committee roundtable	KPMG	Catherine Gignac
Economic and market
Big data: the Canadian opportunity	Ian MacGregor, Entrepreneur, Writer, Engineer	All directors
Canada India roundtable	Canada India Business Council (C-IBC) Government of Saskatchewan Cameco management	Tim Gitzel
Energy conference	Peters & Co.	Ian Bruce
Environmental humanism	Michael Shellenberger, Founder and President, Environmental Progress	All directors
Global energy transition	Robert J. Johnston, Managing Director, Eurasia Group	All directors
Industrial transformation: digital innovation	Deloitte	Kate Jackson
Saskatchewan political landscape update	The Honourable Scott Moe, Premier of Saskatchewan	All directors
Understanding government relations	Prospectors & Developers Association of Canada (PDAC)	Jim Gowans
Risk
IT, machine learning and artificial intelligence	KPMG	Ian Bruce
Mining and metals: ESG risk management and access to capital	Ernst & Young	Catherine Gignac
The real cybersecurity imperative	Corporate Board Member	Kate Jackson
The evolving cyber threat landscape	Corporate Board Member	Kate Jackson
Energy management, technology and customer preferences	Deloitte	Kate Jackson
Disruptive tech summit	Corporate Executive Board	Kate Jackson
Cyber recovery: surviving a digital extinction-level event	Deloitte	Kate Jackson
Mining and operations
Women: Leaders in mining	McKinsey & Company Women in Mining Canada	Catherine Gignac
Annual progressive mine forum	The Northern Miner	Catherine Gignac
Evaluating projects	PDAC	Jim Gowans

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Board structure and composition

The independent chair of the board serves a five-year term and is appointed by the independent board members. The roles of chair and CEO have been separate since 2003. Our CEO has primary responsibility for the operational leadership and strategic direction of Cameco, while our independent chair facilitates the board’s independent oversight of management, promotes communication between management and the board, engages with shareholders, and leads the board’s consideration of key governance matters.

The board believes this leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and the independent members of the board.

INDEPENDENT CHAIR	INDEPENDENT BOARD

Ian Bruce currently serves as independent chair of the board. The chair’s key responsibilities include:

•  leading, managing and organizing the board consistent with our approach to governance

•  encouraging high performance and commitment of all directors

•  overseeing the board’s strategic focus to ensure that it represents Cameco’s best interests

•  helping to set the tone and culture of Cameco

•  overseeing the board’s procedures so it can carry out its work effectively, efficiently and independently of management

•  overseeing all board matters so they are properly addressed and brought to resolution as required

•  requiring any matters delegated to the board committees to be properly carried out

•  acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO

•  meeting with shareholders and other stakeholders in consultation with management

•  participating in the recruitment and orientation of new directors

•  ensuring that Cameco provides timely and relevant information and access to other resources to support the board’s work.

•  8 of 9 director nominees are independent – except for our CEO Tim Gitzel, all directors are independent

•  Board tenure limits – we are committed to board refreshment. To strike a balance between retaining directors with deep knowledge of the company, the industry and the key risks and opportunities facing Cameco, the board has set terms limits and a retirement age. The average tenure of the independent directors as a group is 8.25 years

•  In camera sessions – at each board and committee meeting, the independent directors meet without management present

•  Independent compensation consultant – the human resources and compensation committee retains a compensation consultant that is independent of the company, our board and management as required by independence standards set for our compensation consultants

•  Independent review of board assessments – an independent third-party undertakes a board effectiveness assessment every five years. This review is in addition to annual board, committee, and director assessments

•  External advisors – each board committee, with approval of the board chair, and individual directors, may engage external advisors at Cameco’s expense to ensure they have access to independent advice.

26 CAMECO CORPORATION

Skills, attributes and experience

We believe that a board that has certain core attributes and a broad mix of skills and experience is best equipped to oversee our strategic direction, understand issues that can arise with a company of our size and complexity, and make informed decisions.

Core attributes

All of our directors exhibit the following nine attributes:

BUSINESS JUDGMENT	INTEGRITY AND ACCOUNTABILITY	ENGAGEMENT
Track record of leveraging experience and wisdom in making sound strategic and operational business decisions. Demonstrates business acumen and a mindset for risk oversight.

Demonstrates good character and insists on high ethical standards, recognizes and avoids potential and actual conflicts of interest, maintains strict confidentiality, is accountable for board decisions, acts in Cameco’s best interests and maintains public confidence and goodwill of Cameco’s shareholders and other stakeholders.

Actively participates in meetings and develops a strong understanding of Cameco’s business. Demonstrates an information-seeking orientation and knowledge of current issues and trends respecting public companies. Exhibits familiarity with international, national and local affairs.

COMMITMENT	TEAMWORK	COMMUNICATION
Availability and willingness to travel, attend and contribute to board and committee functions and take on leadership roles as required.

Demonstrates perception, acuity, tact and rapport to build constructive working relationships and dynamics that engender mutual trust, respect and contribution. Demonstrates an orientation toward resolving differences of opinion, forging consensus, reaching solutions and maintains resiliency and composure under difficult circumstances.

Ability to listen carefully, raise questions constructively and encourage and build upon open discussion of key issues.

INDEPENDENT-MINDEDNESS	FINANCIAL LITERACY	RECORD OF ACHIEVEMENT
Willingness to formulate or maintain one’s own views and to challenge the prevailing opinion.

Ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Cameco’s financial statements. Knowledge of IFRS and an understanding of internal controls and procedures for financial reporting.

Has a history and reputation of achievement that demonstrates the ability to perform at the highest level and that reflects high standards for one’s self and for others.

Competency matrix

The board uses a competency matrix to assess composition and ensure it has an appropriate mix of skills and competencies to govern effectively and be a strategic resource for Cameco. The nominating, corporate governance and risk committee reviews director competencies every year to ensure they continue to meet Cameco’s needs.

Each director completes an annual assessment of his or her competencies following detailed guidelines. Directors are expected to assess themselves as having expert knowledge, strong knowledge, or basic knowledge on each competency. The nominating, corporate governance and risk committee chair or the board chair reviews each director’s assessment with him or her and the committee reviews the results for consistency.

2020 MANAGEMENT PROXY CIRCULAR 27

The table below shows the profile of the proposed board, including the categories and descriptions of essential skills and experience and the percentage of nominated directors who have indicated their level of knowledge as expert or strong in each category. Directors’ profiles on pages 14 through 22 set out the key skills and experience that each director brings to the board.

Skills and experience	Directors with expert or strong knowledge
Board / corporate governance Prior or current director of a major organization with mature governance practices	9 (100%)

International

Experience with, or strong understanding of, international operations, economics, commodity trading and geopolitics, preferably in countries or regions where we have or are developing operations

Investor relations

Experience with, or strong understanding of, the perspectives of major, long-term and other investors, capital markets, and the investment community, both domestically and internationally, and in shareholder engagement

Risk oversight Experience in risk governance, including monitoring both strategic and operational / compliance risks

Safety, health and environment / sustainability

Experience in, or strong understanding of, leading safety, health and environmental practices, associated risks and regulatory requirements, and in sound corporate responsibility and sustainable development practices, advocacy and reporting

Capital projects Experience overseeing and evaluating large capital projects and in project management	8

Enterprise leadership

Experience, whether as a prior or current CEO or senior officer or otherwise, of a large public company or major organization with a track record of value creation and successful implementation of strategic direction

Human resources and executive compensation Thorough understanding of executive compensation, the oversight of succession planning, talent development and retention, and pension programs
Investments / mergers and acquisitions Experience in the field of investment banking or with mergers and acquisitions, evaluation of investment strategy, and capital allocation, structure and markets

Stakeholder relations / government / public policy

Experience in, or a strong understanding of, the workings of government and public policy both domestically and internationally, and in stakeholder engagement or management

Legal / regulatory Experience ensuring compliance with laws, regulations and business rules
Uranium / nuclear Strong knowledge of markets, competitors, business issues and imperatives, and the domestic and international regulatory environment
Financial acumen Experience, whether as a professional accountant, CFO or otherwise, in financial accounting and reporting, including internal controls, IFRS, evaluation of financial statements and corporate finance	7
Mining, exploration and operations Experience with a leading mining or resource company with reserves, technology, exploration and operations expertise	6
Operational excellence Experience in a complex chemical or nuclear operating environment, creating and maintaining a culture focused on safety, the environment and operational excellence

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Diversity

A board with a mix of diverse skills, backgrounds, experience, gender and age, that also reflects the evolving demographics and geographic areas where we carry out business, is important for sound decision-making and good governance.

The board has a formal written diversity policy, which was most recently amended in 2018. The amendments included an increase in the target level of female representation from 25% to 30%.

The nominating, corporate governance and risk committee reviews board diversity every year, including the policies and appropriate diversity objectives for Cameco. Currently, our policy sets measurable objectives for female, Indigenous, geographic and age representation. While a diverse board is the goal, and is always part of the consideration for nominating directors, measurable objectives for persons with disabilities and members of visible minorities are not currently included in our policy. The board does not have any directors who have self-identified as persons with disabilities or members of visible minorities.

As required under the diversity policy, the committee reviews our progress in achieving these objectives as part of the annual board and committee evaluations and also refers to the objectives when selecting new director candidates.

Gender

The board believes gender diversity is important, and our diversity policy requires at least 30% of directors to be female. We currently have three female directors, representing 33% of the nominated directors.

Indigenous

The board is committed to building long-lasting and trusting relationships with communities where we operate, and a significant portion of Cameco’s operations are in northern Saskatchewan. Our diversity policy requires at least one director to have an Indigenous background and be from Saskatchewan to bring an understanding of the culture, heritage, values, beliefs and rights of the local Indigenous peoples to the board. We have one Indigenous director.

Geographic

The board also believes it is important to have directors with experience living or working in jurisdictions where we operate or do business. Our diversity policy requires the board to have directors with extensive experience in geographical areas where Cameco has or anticipates having significant business interests. Don Kayne was appointed to the board in January 2016, and brings extensive experience in the emerging Asian markets, including China. Kate Jackson was appointed to the board in January 2017 and brings a deep knowledge of the US nuclear industry.

Our board is subject to, and complies with, the terms of the Investment Canada Act and the Uranium Non-Resident Ownership Policy, which require at least two-thirds of our directors to be Canadian citizens, and the CBCA, which requires at least half of our directors to be Canadian residents.

Age

While the board recognizes the correlation between age and experience, it believes that directors of different ages bring a wider range of viewpoints. Our diversity policy requires the board to represent a range of ages.

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Governance at Cameco

We believe that sound governance is the foundation for strong corporate performance. This section tells you about our corporate governance principles and practices. We have also included a section that discusses our approach to ESG matters.

The nominating, corporate governance and risk committee ensures our governance policies and practices are sound and support the board in carrying out its duties. The committee monitors changing regulations and emerging best practices. The committee reviews our corporate governance guidelines annually and the board approves any changes as appropriate.

Where to find it
How the board operates		31
•	Role of the board	31

•	Our expectations of directors	35

•	Board succession	36
Our governance principles		38
Board committees		42
Our approach to ESG matters		48

•	Sustainability	48

•	Workplace diversity and inclusion	49

•	How we are doing	51

•	Governance	51

•	Targets and metrics	52

KEY ELEMENTS OF OUR CORPORATE GOVERNANCE

Independent board. Eight of our nine nominated directors (89%) are independent	✓
Non-executive chair leads the board. We maintain separate chair and CEO positions and have had a non-executive, independent chair of the board since 2003	✓
Share ownership. We require our directors and executives to own shares, or have an equity interest, in Cameco to align their interests with those of our shareholders and share ownership is disclosed	✓
Majority voting for directors. The board adopted a majority voting policy in 2006	✓
Strong risk oversight. The board and committees oversee our risk management program and strategic, financial and operational risks	✓
Formal assessment process. The directors assess the board, committees and individual director performance	✓
Independent third-party review. The director assessment process includes an independent third-party effectiveness assessment every five years	✓
Serving on other boards. We limit the number of other public company boards our directors can serve on, and serve on together	✓
Board refreshment, director recruitment and board succession. We have term limits and a retirement policy for directors and have added two new directors in the past four years	✓
Diverse board. Our board has a diverse mix of skills, background and experience and 33% of this year’s director nominees are female	✓
Independent advice. Board committees have full authority to retain independent advisors to help them carry out their duties and responsibilities	✓
Code of conduct and ethics. Directors, officers and employees must comply with our code of conduct and confirm their compliance every year	✓
Long-standing shareholder engagement. We communicate openly with shareholders and other stakeholders	✓
Say on pay. We have held an advisory vote on our approach to executive compensation every year since 2010	✓
No slate voting. Directors are individually elected	x
No overboarding of directors. No director sits on more than three other public company boards	x
No stock option awards for directors.	x

30 CAMECO CORPORATION

How the board operates

The board is responsible for overseeing management and our strategy and business affairs. Its goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

The board encourages open dialogue and works within a climate of respect, trust and candour. The board fulfills its duties by:

•	maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals
•	making decisions that set the tone, character and strategic direction for Cameco
•	approving the vision and value statements and enterprise-level policies developed by management
•	regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities and deliver value.

The board carries out its responsibilities directly and through its five standing committees. This provides proper oversight and accountability for specific aspects of governance, risk and Cameco’s business activities and affairs, and frees up the board to focus more on our strategic priorities, broader oversight of enterprise risk and other matters (see Role of the board below and Board committees starting on page 42).

The board and committees meet in camera without management present at all meetings, including those held by teleconference.

Role of the board

The company articles require our board to have between three and 15 directors. The board has decided that nine directors are to be elected at this year’s annual meeting.

Mandate

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following:

•	selecting, evaluating and, if necessary, terminating the CEO
•	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco
•	strategic planning and monitoring our performance against the plan
•	succession planning and monitoring management’s performance and compensation
•	approving policies and procedures to manage our risks and overseeing management’s efforts to mitigate material risks.

The board reviews its mandate annually. Each board committee has a mandate that lists the responsibilities and duties of the committee and chair (effectively setting out the committee chairs’ position descriptions) (see Board committees beginning on page 42).

Overseeing the CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. This includes articulating our vision, focusing on creating value, and developing and implementing a strategic plan that will help Cameco achieve its corporate vision.

Our annual objectives become the CEO’s mandate from year to year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. The CEO is accountable to the board and committees, and a review of the CEO’s performance is conducted every year and includes assessment and feedback from all directors. The human resources and compensation committee reviews and discusses the results of the assessment, followed by a discussion with the board. Then the board chair and/or the chair of the human resources and compensation committee meet with the CEO to discuss the results.

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The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy. The board must approve several kinds of decisions, including:

•	operating expenditures that exceed the total operating budget by more than 10%
•	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year
•	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year
•	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description is available on our website (cameco.com/about/governance/ceos-role).

Strategic planning

Oversight and guidance on Cameco’s strategy is one of the principal roles of the board. Cameco’s board collaborates with management on the planning, progress and fulfillment of our strategic goals and is actively involved in the strategic planning process.

The board sets aside the majority of its time at each meeting to discuss strategic matters with management and monitor progress on the company’s strategic plan. Board members discuss and analyze the main risks facing the business, strategic issues, competitive developments and corporate opportunities. The board also discusses possible adjustments to the strategic plan in light of our progress and the current business environment.

The board measures success and fulfillment of our strategic plan by assessing our performance results against the annual corporate objectives. The board committees are also involved in the strategic planning process.

Our strategic focus is on preserving the value of our lowest cost assets, maintaining a strong balance sheet, protecting and extending the value of our contract portfolio and on efficiently managing the company in a low price environment. In 2019, these strategic actions resulted in generation of $527 million in cash from operations, retirement of one-third, $500 million, of our outstanding debt, and a year-end balance of $1.1 billion in cash on our balance sheet.

Risk

The board is responsible for overseeing risk through the nominating, corporate governance and risk committee, and for overseeing management’s implementation of appropriate risk management processes and controls. Time is dedicated to risk identification, management, and reporting at board and committee meetings. The board has a strategy session at every regular meeting to consider strategic risks, which include risks to the key assumptions of our strategy. Throughout 2019, the board spent a significant amount of time considering geopolitical risk and market risk in light of the uncertainty of global trade matters and the uranium market outlook. The board also spent time discussing ESG and climate risks.

Management consults with the board on enhancing its enterprise risk oversight practices, processes and controls. In 2019, the enterprise risk management (ERM) group continued to focus on enhancing the risk identification, management and reporting processes across the organization. Key performance indicators (KPIs) were established and are tracked to monitor progress against the program objectives. Cross-functional sharing of risk identification and mitigation strategies across the company was undertaken by management’s risk working group who meet regularly throughout the year. Risks identified throughout the organization are assessed and categorized as either functional, tactical or strategic risks.

Functional risks – risks that are considered preventable, and are identifiable and quantifiable, with little to no direct strategic benefit. Board committees are assigned oversight of these risks, and receive updates on the effectiveness of the controls mitigating those risks.

Tactical risks – risks that could threaten Cameco’s medium-term objectives. They may be external and outcomes are identifiable, but uncertainty makes them difficult to assess. These risks are also assigned to the board committees and regular updates are provided, particularly if risks change or emerging issues arise.

Strategic risks – risks that threaten the key assumptions to our strategy. They are almost always external and outcomes can vary and are difficult to quantify. Board oversight and reporting is required for these strategic risks like intolerable uranium price changes and market fundamentals, regulatory impedance, concentration of supply with state-owned enterprises, global geopolitical uncertainty, and loss of stakeholder support for our operations.

32 CAMECO CORPORATION

The table below shows the allocation of tactical and functional risks among the five committees. You can read about the board committees beginning on page 42 and compensation risk on page 55.

Committee risk responsibilities

Audit and finance	Human resources and compensation	Nominating, corporate governance and risk	Reserves oversight	Safety, health and environment
Oversees financial risks, such as foreign currency, tax, and counterparty and credit exposure risks	Oversees compensation, talent management, succession, and cyber-security risks	Oversees governance risks	Oversees the estimating of our mineral reserves and risks related to achieving economic value from our assets	Oversees safety, health and environmental risks related to our operations

Our annual information form and annual report include more information about the risks relating to Cameco. The 2019 AIF and the 2019 annual report are available on our website (cameco.com) and on SEDAR (sedar.com).

Risk Management

Our strategic planning and budgeting process includes management’s decisions to accept, mitigate, or transfer identified risks. Employees throughout the company take ownership of the risks specific to their area, and are responsible for developing and implementing the controls to manage and re-assess risk, including ESG risks. Oversight of all risk factors relating to ESG matters is a core function of the board. Our ERM framework captures emerging and evolving risk factors in these areas. For an overview of our approach to ESG matters see page 48.

Our risk policy sets out a broad, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. It is reviewed annually to ensure that it continues to meet our needs. Cameco’s ERM program involves all aspects of our business and follows the framework of ISO 31000: Risk Management – Guidelines. We use a common risk matrix throughout the company and consider any risk to be an enterprise risk if it has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan. As part of the annual risk review process, management determines the top risks for monitoring and reporting on over the next year. Management also reviews monthly updates on the company’s progress in managing these top risks.

Internal controls

The board and committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee oversees the internal controls, including controls over accounting and financial reporting systems, and receives regular reports on internal controls from management. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

The internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, that our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluates the effectiveness of our system of internal control over financial reporting.

Succession planning and leadership development

The board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success.

Our leadership development focuses on building advanced competencies throughout the organization, identifying high-potential employees and preparing them to take on executive officer roles in the future. The composition of our senior management team is a direct result of this approach.

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The human resources and compensation committee reviews succession planning for senior management and involves the audit and finance committee in reviewing the succession plan for the CFO, controller and senior finance and audit roles.

The board reviews the succession plans and has the opportunity to meet high-potential employees through board presentations and informal social gatherings, such as board events/dinners and site visits.

Board, committee and director assessments

The nominating, corporate governance and risk committee oversees an annual performance and effectiveness assessment of the board, committees, the CEO and individual directors. We use questionnaires for the annual process and an independent third-party assesses the board, committees and directors every five years.

The assessments are administered confidentially and questions are formulated to support open and meaningful feedback on the board’s effectiveness and its proficiency in providing oversight and guidance on Cameco’s affairs. Assessments typically cover the operation of the board, the adequacy of materials provided to directors, board meeting structure, agenda planning, the strategic direction and process, and the board’s overall oversight of the company’s affairs.

The results are used to assess the board, the CEO, the composition of the committees, meeting effectiveness and the assessment framework, identify any gaps in skills and experience to ensure that the board is making the best use of each director’s expertise, and other aspects to enhance board performance. Board assessment results are shared with all board members and committee assessment results are shared with the committee members.

Directors also complete a self-assessment of their skills, performance and relevant experience. One-on-one interviews facilitate a discussion about capacity and commitment to the board and education opportunities. The interviews allow directors to give candid feedback about any issues or concerns relating to their performance, the performance of their peers, or the functioning of the board.

Updates on priorities, action plans and improvement opportunities are identified and discussed at the board and committee levels, and action plans are developed, as required. The effectiveness evaluation is an ongoing, dynamic part of the functioning of the board and its committees.

FEEDBACK	ANALYSIS	OUTCOMES

Feedback is collected through questionnaires and through one-on-one meetings between either the board chair or the chair of the nominating, corporate governance and risk committee and the directors.

The board is evaluated by all directors.

The board chair is evaluated by all directors, including the CEO.

The committees and committee chairs are evaluated by committee members.

Each independent director completes a self-assessment.

The CEO is evaluated by all non-executive directors.

The board and nominating, corporate governance and risk committee review the board report.

The nominating, corporate governance and risk committee chair reviews the board chair report.

The applicable committees review the committee reports.

The board chair and the chair of the nominating, corporate governance and risk committee review the committee chair reports and the independent director reports.

The board chair and the chair of the human resources and compensation committee review the CEO report and meet with the CEO to discuss. The board and the human resources and compensation committee discuss the CEO report.

Priorities and action plans are developed for the board, the board chair, the committees, and the committee chairs, as required.

Development opportunities are identified, as required, for each director.

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Third-party board effectiveness assessment

An independent third-party board effectiveness assessment was conducted in 2017. It was carried out by Patrick O’Callaghan and included an assessment of the board chair, the board, the committees, and the committee chairs. The consultant’s report findings indicated that Cameco has strong and effective board practices and is structured well to function independently from management. The next third-party board effectiveness assessment is scheduled for 2022.

Our expectations of directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest. We expect directors to bring their skills, experience and functional expertise to the board and to draw on a variety of resources to support their decision-making, including materials prepared by management, their own research and business experience, independently-prepared media reports on Cameco and the industry, and knowledge gained from serving on other boards.

We also expect each director to:

•	comply with our code of conduct and ethics and governance guidelines
•	promptly report any perceived, potential or actual conflicts of interest
•	develop an understanding of our strategy, business environment, operations, performance, financial position and the markets we operate in
•	diligently prepare for each board and committee meeting
•	attend all board meetings, their committee meetings and the annual meeting of shareholders
•	actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues
•	participate in our board education program
•	participate in the board, committee and director assessment process.

Avoiding conflicts of interest

Directors do their best to avoid situations where their interests might conflict with their duty to act in Cameco’s best interest. Each director must promptly report a potential, perceived or actual conflict of interest to the corporate secretary and not participate in any discussions or decisions about the matter.

The corporate secretary maintains a list of issues and potential conflict situations, and monitors them on an ongoing basis. The corporate secretary helps identify when actions may be desirable and consults with legal counsel if necessary to determine whether a director has a conflict.

Serving on other boards

Our directors do not serve on the boards of competitors and cannot join organizations or groups that may have adverse interests, unless they have the board’s permission. Our governance guidelines state that a director who is an active CEO can serve on a maximum of three public company boards, including their own board and Cameco’s board. Our CEO can only serve on one other board with the consent of the Cameco board. Other directors can serve on a maximum of five public company boards, including Cameco’s board. Members of the audit and finance committee cannot serve on the audit committees of more than two additional public companies without the board’s approval. As of March 10, 2020, Jim Gowans exceeds the limits identified above. He is temporarily serving as interim president, CEO and a director of Trilogy Metals Inc. and the interim president and CEO role is expected to end within a short time frame. For more information about Jim Gowans, please see his director profile on page 19.

The board conducted a detailed review of these limits in 2016 and determined that they continue to be appropriate to avoid overboarding by directors. The chair of the board or the nominating, corporate governance and risk committee discusses board memberships with each director during his or her annual interview, including his or her commitment to the Cameco board and capacity to handle the board and committee workload.

Directors must advise the chair of the board, the chair of the nominating, corporate governance and risk committee, the CEO and the corporate secretary if they are considering a directorship with another public company. A director can temporarily exceed the limit by one directorship if he or she declares an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting.

2020 MANAGEMENT PROXY CIRCULAR 35

Board interlocks

A board interlock is when directors serve together on another board. We do not currently have any board interlocks. We do not allow more than two directors to serve together on another public company board nor do we allow directors to serve together on more than two other public company boards.

Change in position

If a director’s principal occupation or business association changes substantially, the director is required to promptly offer his or her resignation to the board chair, and the board will decide whether or not to accept it.

Board succession

The board recognizes the need to balance the benefit of experience and the need for new perspectives. The nominating, corporate governance and risk committee is responsible for ensuring that the board’s succession planning process and policy on tenure and retirement provide for board refreshment that meets our ongoing needs. The committee is also responsible for the annual review of board composition and the nomination process.

Term limits and retirement

Directors are not nominated for election at an annual meeting after they complete 15 years of continuous service or turn 72, whichever is earlier. In exceptional circumstances, if it is in Cameco’s best interest, the board has the discretion to nominate a director for re-election for an additional one-year term after age 72 or 15 years of service. The CEO typically resigns from the board when he or she retires from Cameco.

Board chair succession

The chair of nominating, corporate governance and risk committee leads the process for selecting the chair of the board. The process is based on an assessment of specific competencies, interviews with individual directors and principles such as fairness and transparency, consensus building, free and unfettered discussion, confidentiality and the importance of the chair/CEO relationship. The term for serving as board chair is five years regardless of the director’s age or years of service.

Director recruitment

The nominating, corporate governance and risk committee is responsible for overseeing board succession. It reviews the director competency and attribute matrix regularly to ensure that the board has the right mix of diversity, skills and experience. It also monitors upcoming director retirements to identify specific skills that may be desirable in new recruits.

The committee is responsible for the recruitment process. It keeps an evergreen list of suitable candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and other qualities or qualifications that would enhance overall composition and oversight capabilities of our board, and considers any recommendations made by shareholders.

The committee follows established guidelines and procedures for recruiting and selecting the best candidates. An external search firm is usually retained to cast a wide net to bring forward the best candidates. The committee also generally follows a tiered interview process to determine the most suitable candidates. The committee approves the list of candidates to be interviewed, a selection committee (consisting of the chair of the board, committee chair and the CEO) interviews the candidates, and further interviews are conducted by the nominating, corporate governance and risk committee and other committee chairs if necessary.

In 2019, the committee undertook a diligent recruitment process to identify a female director with strong financial acumen. The board expects to appoint a candidate in 2020 following an orientation program, including serving as a board observer for a period of time prior to appointment.

Two directors have joined the board in the last four years, increasing the board’s diversity and broadening its skills in mergers and acquisitions, marketing and sales, operational excellence, and human resources and executive compensation. The new directors also have senior leadership and CEO experience as well as experience in capital projects, the nuclear industry and international business.

36 CAMECO CORPORATION

Nomination process

The nominating, corporate governance and risk committee is responsible for recommending the candidates for nomination on an annual basis. Part of the committee’s process includes reviewing the list of potential conflict situations, as well as a report on actual and potential conflicts of interest, before recommending the director nominees for election by shareholders.

Shareholders may at any time submit to the board the names of individuals for consideration as directors. The committee will consider any submissions when assessing the diversity, skills and experience required on the board to enhance overall composition and oversight capabilities.

Shareholders who collectively own more than 5% of Cameco’s outstanding shares may nominate individuals to serve as directors and have their nominations included in Cameco’s proxy circular for its annual meeting by submitting a shareholder proposal in compliance with the provisions of the CBCA. We did not receive any shareholder proposals for this year’s meeting. The deadline for shareholder proposals for the 2021 annual meeting of shareholders is January 4, 2021.

Our by-laws require shareholders who wish to nominate directors to give advance notice of the nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. In accordance with the by-laws, written notice of the nominations must be provided to Cameco’s corporate secretary no later than 30 days and no more than 65 days prior to the date of the annual meeting and must include the information prescribed in the by-laws. Our by-laws are available on our website (cameco.com/about/governance) and are filed on SEDAR (sedar.com).

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Our governance principles

We believe in transparency, integrity and strong stewardship, and are committed to maintaining a strategic focus that elevates the economic value of our assets and respects environmental and social matters for the benefit of all stakeholders.

Shareholder engagement

We recognize the importance of strong and consistent engagement with shareholders. We communicate openly with shareholders and other key stakeholders. Our goal is to provide shareholders with clear information about our governance and compensation practices, and to continuously improve our practices and our disclosure.

As part of our long-standing objective of open communication, the board invites shareholders and other stakeholders to engage with board representatives by contacting the corporate secretary at corporate_secretary@cameco.com, or by writing to us at our head office address below.

We receive feedback from shareholders through one-on-one or group meetings with the chair of the board and other directors and/or members of management, as needed. We reply promptly to shareholder concerns and take appropriate action. Shareholders, employees and other interested parties can confidentially write to the chair of the board, the committee chairs or the independent directors as a group.

Send your sealed envelope to our corporate office:

Cameco Corporation 2121-11th Street West Saskatoon, SK S7M 1J3 Private and strictly confidential Attention – Chair of the board of directors	You can use this address to write to the chair of the audit and finance committee or the human resources and compensation committee – make sure you mark on the envelope to whom you are directing the letter. Envelopes will be delivered unopened to the appropriate party.

Disclosure

We are accountable to our shareholders, employees and the public and we demonstrate our commitment to them through sound governance practices, open and timely public disclosure, and by providing complete, accurate and balanced information in our disclosure documents.

The audit and finance committee is responsible for overseeing our review of our disclosure controls and procedures once a year and recommending any significant changes to the board for approval.

Our disclosure committee includes members of senior management and is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release
•

evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can develop appropriate public disclosure that complies with legal requirements

•	providing regular updates on our public disclosure to the audit and finance committee.

Each board committee reviews the material public disclosure relevant to its mandate before the board considers it for approval:

•	the audit and finance committee reviews the annual and interim financial statements, management’s discussion and analysis (MD&A) and related news releases
•	the safety, health and environment committee reviews the sustainable development report
•	the reserves oversight committee reviews the reserve and resource estimates and technical reports
•	the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular.

The board also reviews and approves the following publicly-filed documents:

•	prospectuses
•	annual information forms
•	US Form 40-F filings
•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

38 CAMECO CORPORATION

The CEO and the CFO meet regularly with investment analysts and institutional investors. Our website (cameco.com) has information for shareholders, investment analysts, media and the public. Our Investor Relations department also provides information to shareholders and responds to general questions or concerns.

You can contact our Investor Relations department by:

Phone:	306.956.6340
Fax:	306.956.6318
Email:	go to the Contact section of our website and complete the email form.

Engagement activities

Our engagement activities include the following:

•	senior management holds quarterly conference calls and webcasts with the investor community to review the trends we are seeing in the market and progress on our strategy

•	senior management also holds conference calls and webcasts with the investor community when required to address other material company matters

•	members of the management team speak at industry and investor conferences about publicly-disclosed information on our business and operations

•	senior management and our investor relations group engage with investors throughout the year to provide public information on our business

•

senior management conducted meetings following our 2019 annual meeting with Glass Lewis & Co., LLC and Institutional Shareholder Services (ISS), two proxy advisory firms that provide voting and other governance advice to institutional investors, to maintain a dialogue on governance and compensation matters

•	senior management engaged with investors regarding questions on ESG-related matters

•

we have held a ‘say on pay’ advisory vote on our approach to executive compensation every year since 2010, and have consistently received strong approval ratings (over 92% in 2019) (see page 6 for details about this year’s advisory vote).

Senior management also issues news releases throughout the year to report material information about Cameco, consistent with our commitment to communicating openly and on a timely basis (see page 38 to read more about our disclosure practices).

Say on pay

We have held an advisory vote on ‘say on pay’ every year since we introduced it in 2010 and have received over 90% support in the last two years. We monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate. We do a risk assessment of our executive compensation program every year and review our compensation programs and governance to reflect changes in the market and best practices and changes in our business strategy.

You can write to the board or committee chair about your views on executive compensation.

Voting results

We promptly disclose the voting results of our shareholder meetings. We will disclose the voting results on the items of business at this year’s meeting in our report on the 2020 annual meeting, which will be released shortly after the meeting. Go to our website (cameco.com/invest/2020-annual-meeting) or on SEDAR (sedar.com) following the meeting to see the voting results.

2020 MANAGEMENT PROXY CIRCULAR 39

Shareholder proposals

Shareholders who meet eligibility requirements under the CBCA can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2021. Proposals must be submitted to our corporate secretary by January 4, 2021 for next year’s annual meeting. Shareholder proposals that comply with the CBCA requirements and are received by that date will be printed in the management proxy circular we send to shareholders next spring along with our responses.

Separate chair and CEO positions

We believe that separating the chair and CEO roles provides stronger leadership, fosters more effective decision-making, avoids conflicts of interest, and allows for more effective oversight and the ability to hold management accountable for the company’s activities (you can read more about the independent chair on page 26). The chair and CEO positions each have a formal position description that describes the terms and responsibilities of the role. These are available on our website (cameco.com/about/governance).

Accessing our governance and other regulatory disclosure

Our key governance documents are available on our website (cameco.com/about/governance):

•	articles and bylaws
•	our governance framework
•	our governance guidelines
•	our code of conduct and ethics
•	the mandates of the board and its committees
•	definition of independent director and related definitions
•	board diversity policy
•	board education program
•	position descriptions for the board chair and the CEO
•	director and executive share ownership guidelines
•	executive incentive compensation recoupment policy.

Our publicly-filed disclosure documents are also available on our website (cameco.com), and on SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml), including:

•	2019 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year
•	subsequent quarterly reports
•

our most recent annual information form, particularly the Governance – About the audit and finance committee section which has additional information about our audit and finance committee, the audit and finance committee mandate in Appendix A, and other information required by Canadian securities regulators

•	our code of conduct and ethics, articles of incorporation and the bylaws, and the board committee mandates
•	our voting results following the annual meeting of shareholders.

Filings with the US Securities and Exchange Commission (SEC) are available under company filings on the SEC website (sec.gov). You can request free printed copies of these documents by writing to the corporate secretary at corporate_secretary@cameco.com, or at Cameco Corporation, 2121-11th Street West, Saskatoon, SK S7M 1J3.

Code of conduct and ethics

Our code of conduct and ethics sets out our principles and guidelines for ethical behaviour under the law, within Cameco, with our shareholders, our communities and the public, and with our customers, partners, contractors, suppliers and competitors.

We review the code every year and promptly communicate any changes. All new employees and board members receive training on the code and are required to certify that they will comply with the code when they join the company or the board. Directors and employees declare any business or personal interests that would create a conflict of interest, and plans are put in place to mitigate any potential conflicts.

40 CAMECO CORPORATION

Directors, officers and employees who have senior management responsibilities or work in supply chain management, internal audit, investor relations, finance/treasury/tax, business technology services, marketing, corporate development, legal, human resources and our executive offices review the code and complete a declaration form every year. The review includes on-line training on key issues such as fraud prevention, privacy matters, acceptable gifts and invitations from vendors, and respectful workplace matters.

Employees are encouraged to discuss any concerns or potential violations of the code with their supervisor, manager or human resources representative, or notify the legal or internal audit departments, or any member of the executive. If they are uncomfortable doing so, or if they are not satisfied with the action taken to address their concerns, anyone, at any time, can report a concern or violation of the code confidentially and anonymously online, by phone or by mail through our ethics (whistleblower) hotline.

Our conduct and ethics committee reviews concerns and investigates ethics-related matters under the direction of the audit and finance committee. The audit and finance committee reviews concerns relating to senior management and directors, and reports to the board on Cameco’s compliance with the code.

Compliance

We are a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We comply with applicable corporate governance guidelines and requirements in Canada and the United States, including:

•	the corporate governance standards that apply to Canadian companies listed on the TSX
•	the requirements of the Sarbanes-Oxley Act of 2002 (SOx)
•	the NYSE corporate governance standards that apply to foreign private issuers registered with the Securities and Exchange Commission (SEC) in the US.

We also voluntarily comply with most of the NYSE corporate governance standards that apply to US issuers, with the following exceptions:

•

shareholder approval of equity compensation plans – we comply with the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. The NYSE standards require shareholders to approve the plans and any material revisions, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions

•

appointment of auditors – we comply with the CBCA, which requires that the auditors be appointed by the shareholders at the company’s annual meeting. The NYSE standards require the audit committee be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. However, there is an exception for foreign private issuers that are required under a home country law to have auditors selected according to home country standards. Our audit and finance committee is responsible for evaluating the auditors and recommending the appointment of the auditors to the board, who recommends the appointment to shareholders.

Governance guidelines

The board has formal governance guidelines that set out our approach to governance and the board’s governance role and practices. The guidelines ensure we comply with the legal requirements and standards listed above, conduct ourselves in the best interests of Cameco and meet industry best practices. The guidelines are reviewed and updated regularly.

Independence

We believe that a substantial majority of our directors must be independent for the board to be effective and that the audit and finance committee, human resources and compensation committee, and nominating, corporate governance and risk committee must be 100% independent. The majority of our directors are unrelated to Cameco.

A director is independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have. Our independence criteria meet the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the NYSE standards on the independence of human resources committee members introduced in 2013.

We review our independence criteria and director status every year, and you can find our complete definition of independence on our website (cameco.com/about/governance/governance-guidelines).

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Board committees

The board carries out its responsibilities directly and through its five standing committees. Committee work fulfills a specific governance role and supports our four measures of success. The committee structure ensures directors can devote the requisite skills, time and attention to specific matters and supports the board in effectively overseeing our business and affairs and providing sound governance generally.

Each committee sets aside time at each meeting to meet in camera, and reports the business of its meetings to the board in a timely manner.

Committee responsibilities

Each board committee was formed based on the need for detailed oversight in key areas. The specific risks assigned to each committee for oversight are addressed in the work plan developed annually that drives its priorities and activities. Each committee:

•	has a mandate outlining the responsibilities and duties of the committee and its chair
•	reviews its mandate annually
•	reviews its performance against the committee’s mandate.

Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and for chairing their committee meetings, as set out in each committee mandate.

Committee membership

Committee membership is reviewed annually. We strive for periodic rotation of committee members but it is not mandated so that we can benefit from continuity and experience of committee members, as appropriate. Changes are based on the recommendations of the board chair and the chair of the nominating, corporate governance and risk committee.

Committee chair rotation

Our committee chair rotation policy calls for rotating the positions every five years. Changes to the committee chairs and committee memberships are made in a way that balances continuity and the need for fresh perspectives, while recognizing each director’s particular areas of expertise.

Cross-committee attendance

All directors are invited to attend any board committee meeting. Members of the audit and finance committee attend the portion of the human resources and compensation committee meetings on the finance succession plan, which includes the CFO and senior finance personnel.

The chair of the safety, health and environment committee attends the portion of the human resources and compensation committee meeting when it reviews that aspect of our annual corporate performance.

The chair of the reserves oversight committee is a member of the audit and finance committee and reports annually on the company’s annual reserves and resources.

Access to management and outside advisors

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as they receive approval in advance from the nominating, corporate governance and risk committee. The human resources and compensation committee engaged an independent consultant in 2019.

Committee reports

Committee reports that set out the key responsibilities and 2019 highlights for each committee are set out in the following pages.

42 CAMECO CORPORATION

Audit and finance committee

Daniel Camus (chair since May 2019) Ian Bruce Catherine Gignac Jim Gowans
2019 2019 meetings attendance 5 100%

The committee met separately with the internal auditor and external auditors at every regular meeting.

100%

Independent and

financially literate

Daniel Camus is the audit and finance committee’s financial expert because he has accounting or related financial expertise and meets the necessary requirements under US securities laws.

None of the committee’s members serve on the audit committee of more than two other public companies.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The audit and finance committee supports the board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, the adequacy and effectiveness of our internal controls and disclosure controls, legal, regulatory (excluding safety, health and the environment) and ethical compliance, the independence and performance of our external and internal auditors, oversight of specific risks, and prevention and detection of fraudulent activities and financial oversight.

2019 Committee highlights

Financial reporting

•	oversaw the quality and integrity of our accounting and financial reporting processes
•	reviewed and recommended the annual and quarterly financial statements and MD&A and quarterly press releases to the board for approval

Internal controls

•	reviewed the effectiveness and integrity of our internal control systems and disclosure controls

External audit

•	approved the annual audit plan and the external auditors’ fees, including pre-approval of all services to be provided (see page 5 for details about the external auditor and the fees paid to them in 2019)

•	received regular reports from the external auditors on the audit of our financial statements and the results of their reviews of the unaudited quarterly financial statements

•	reviewed audit quality indicators

•	assessed the performance of the external auditors

•	reviewed the auditor’s qualifications, independence and depth of business and industry knowledge and recommended the appointment of our external auditor for the coming year

•	regularly met with the external auditor without management present

Internal audit

•	assessed the internal auditor, reviewed the internal audit mandate, and approved the internal audit plan for the year

•	received regular reports from the internal auditor on the fulfillment of its plan and its recommendations to management

•	regularly met with the internal auditor without management present

Compliance

•	reviewed reports about our compliance programs, including the code of conduct and ethics and our global anti-corruption program

•	reviewed related-party transactions

•	reviewed policies and programs to monitor compliance with legal and regulatory requirements and received and reviewed litigation reports

•	received briefings and reports on management’s hedging, debt and credit policies and compliance with them

•	received briefings on significant litigation matters, including the Tokyo Electric Power Company Holdings, Inc. (TEPCO) arbitration

Risk oversight

•	received reports on enterprise risks that the committee oversees

•	received quarterly updates on the status of mitigation plans pertaining to the risks that the committee oversees (including financial, fraud and other material risks within the committee’s mandate)

•	monitored the company’s transfer pricing dispute with the CRA, including receipt of regular updates from management

Financial oversight

•	received and reviewed reports on our insurance program and directors’ and officers’ liability insurance

•	received and reviewed the annual supply chain management report

•	received and reviewed reports on the company’s funding (including finance and cash flow planning, extending the maturity date of our revolving credit facility and reducing its limit)

•	received and reviewed reports pertaining to the financial aspects of the company’s operations (including monitoring of care and maintenance spend and retirement of $500 million of our outstanding debt)

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Human resources and compensation committee

Don Kayne (chair since May 2018) Ian Bruce Daniel Camus Kate Jackson Anne McLellan
2019 2019 meetings attendance 4 95%

100%

Independent

The committee also has an external consultant who provides independent advice on executive compensation matters. Meridian Compensation Partners (Meridian) has been the committee’s consultant since December 2011, and it has not provided any services to management.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The human resources and compensation committee supports the board in fulfilling its oversight responsibilities regarding human resource policies, executive compensation, executive succession and development, pension plan governance, and oversight of material risks assigned to the committee.

2019 Committee highlights

A letter from the chair of the human resources and compensation committee begins on page 62.

Compensation governance

•	monitored compensation trends and emerging issues

•	received and reviewed the annual compensation-related risk report

•	reviewed ‘say on pay’ results

•	reviewed, and recommended for approval to the board, changes to features of the long-term incentive plan

•	selected and managed the committee’s independent compensation consultant, approved its work plan, qualifications and fees, and considered its independence

•	reviewed the compensation disclosure in this circular

Executive and director compensation

•	reviewed and recommended to the board approval of executive compensation and incentive plan targets

•	assessed performance against targets

Succession planning

•	reviewed succession planning with management and oversaw the succession planning process

Risk oversight

•	received reports on enterprise risks that the committee oversees, including a detailed presentation of management’s mitigation of cyber-security risk

•	received quarterly status updates on the mitigation plans pertaining to the risks that the committee oversees (including compensation risk, third-party compensation risk assessments, talent management risk, succession risk, cyber-security risk and other material risks within the committee’s mandate)

•	reviewed, and recommended to the board for approval, amendments to our people policy

•	received and reviewed the annual compliance report on labour-related legislation and regulations

•	considered the risks associated with its compensation programs and concluded that they are not likely to have a material adverse impact on Cameco or its business

Pension plan governance

•	oversaw pension plan governance and management’s supervision of our pension plan, including updates to our governance documents

44 CAMECO CORPORATION

Nominating, corporate governance and risk committee

Anne McLellan (chair since May 2016) Ian Bruce Donald Deranger Catherine Gignac (joined in May 2019) Kate Jackson
2019 2019 meetings attendance 5 100%
100% Independent The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The nominating, corporate governance and risk committee supports the board in fulfilling its oversight responsibilities by developing and recommending a set of corporate governance principles, identifying and recommending qualified individuals as members of the board and its committees, assessing the effectiveness of the board and committees, and overseeing the risk program.

2019 Committee highlights

Corporate governance

•	oversaw the director selection process

•	monitored governance trends and emerging issues, including the impacts of changes to the CBCA on the board and Cameco

•	reviewed and recommended to the board approval of revisions to our governance guidelines

•	reviewed director independence and conflicts of interest

•	assessed the size, composition, and mandates of the board and board committees, and recommended to the board approval of revisions to mandates

•	reviewed the competency and attribute matrix

•	reviewed the board’s diversity policy

•	oversaw our director education program

•	reviewed the board budget and recommended its approval to the board

Risk oversight

•	oversaw our risk program

•	monitored governance-related risks

•	reviewed, and recommended to the board for approval, amendments to the risk policy

•	received and reviewed an annual report on security of the board portal

•	oversaw political donations

ESG oversight

•	monitored governance trends and emerging issues

•	received updates from the multi-disciplinary working group

•	received management presentations on discussions with investors on ESG-related matters

Board and committee assessments

•	oversaw the performance and effectiveness assessment of the board of directors

Governance disclosure

•	reviewed third-party governance ratings
•	reviewed governance disclosure for this management proxy circular

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Reserves oversight committee

Catherine Gignac (chair since May 2015) Ian Bruce Donald Deranger Jim Gowans Don Kayne
2019 2019 meetings attendance 3 100% The committee met separately with the leading qualified person at every meeting.
100% Independent The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The reserves oversight committee supports the board in fulfilling its oversight responsibilities regarding estimating and disclosing mineral reserves and resources.

2019 Committee highlights

Estimating mineral reserves and resources

•	confirmed our qualified persons for estimating our mineral reserves and resources

•	performed the due diligence process for the year-end reserves and resources reporting

•	reviewed management’s annual reserves and resources report and annual reconciliation of reserves to mine production and recommended them to the board for approval

•	received management reports on internal controls and procedures regarding mineral reserves and resources reporting

Disclosing mineral reserves and resources

•	monitored industry standards and regulations on estimating and publishing mineral reserves and resources information, and related issues and developments through reports from management

•	received reports from the leading qualified person on the mineral reserves and resources estimates and confirmed that the information has not been restricted or unduly influenced

•	received confirmation from the leading qualified person and chief operating officer that the information is reliable and that we will publish mineral reserves and resources estimates according to securities laws and regulations that apply to us

•	received confirmation from the leading qualified person that our disclosure controls for disclosing mineral reserves and resources estimates comply with industry standards

•	received a presentation on the McArthur River/Key Lake technical report

Risk oversight

•	received reports on enterprise risks that the committee oversees

•	received status updates on the mitigation plans pertaining to the risks that the committee oversees (including mineral reserves and resources risks and other material risks within the committee’s mandate)

46 CAMECO CORPORATION

Safety, health and environment committee

Jim Gowans (chair since May 2015) Ian Bruce Donald Deranger Kate Jackson Don Kayne
2019 2019 meetings attendance 5 100%
100% Independent The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The safety, health and environment committee supports the board in fulfilling its oversight responsibilities regarding safety, health and environmental matters.

2019 Committee highlights

Overseeing and assessing policies and management systems

•	oversaw our compliance with all relevant safety, health, environment and quality (SHEQ) legislation and our SHEQ policy and programs

•	received reports on management’s benchmarking of our policies, systems and processes and monitored them against industry best practice

Monitoring and assessing performance

•	reviewed findings of safety, health and environment (SHE) audits, action plans, and results of investigations into significant events

•	monitored metrics and leading indicators implemented to drive continued improvements to our safety performance

•	reviewed the annual SHE budget to ensure sufficient funding for compliance

•	determined the SHEQ objectives and results for executive compensation and related impact

•	monitored trends, significant events and emerging issues through reports from management

Risk oversight

•	received reports on enterprise risks that the committee oversees

•	received status updates on the mitigation plans pertaining to the risks that the committee oversees (including safety, health and environment risks and other material risks within the committee’s mandate)

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Our approach to ESG matters

Our uranium is used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. As we seek to bring the benefits of carbon-free nuclear energy to the world, we will do so in a manner that reflects our values. We are committed to identifying and addressing the environmental, social and governance (ESG) risks and opportunities that we believe may have a significant impact on our ability to add long-term value.

Sustainability: A key part of our strategy, reflecting our values

We view sustainability as an integrated approach to conducting business. We integrate sustainability principles and practices into all stages of our activities, from exploration to decommissioning, including factoring them into our objectives and approach to compensation, our overall corporate strategy, and our day-to-day operations. We adopt established and recognized management system frameworks to guide our integrated approach, which is embedded within ethical business practices and our robust and transparent governance framework. We seek to be transparent with our stakeholders, keeping them updated on the risks and opportunities that we believe may have a significant impact on our ability to add long-term value.

We have a sustainability policy that describes our commitments in this regard. We encourage you to review our sustainability policy at cameco.com/about/governance/policies-programs.

Safety and the environment

We employ an integrated Safety, Health, Environment and Quality (SHEQ) management system that applies to all phases and aspects of our business. The system is governed by one integrated SHEQ policy that recognizes that the safety and health of our workers and the public, protection of the environment, and quality of our processes are the highest priority during all stages of our activities. The policy is supported by multiple corporate SHEQ management programs. We maintain ISO 14001 certification at a corporate level. We encourage you to review our SHEQ policy at cameco.com/about/governance/policies-programs.

Climate change: Nuclear power is part of the solution

There is growing recognition from key global agencies, such as the United Nations Economic Commission for Europe, the United Nations Intergovernmental Panel on Climate Change, and the Union of Concerned Scientists that uranium is the cleanest energy fuel in the world and of the role nuclear power must play in ensuring safe, reliable and affordable carbon-free electricity generation. Indeed, for the first time in nearly two decades, the International Energy Agency released a report on nuclear energy in the hopes of bringing it back into the global energy debate. The report highlighted that a steep decline in nuclear power would threaten energy security and climate change goals and result in four billion tonnes of additional carbon emissions by 2040.

The nuclear industry recognizes the scale and immediacy of the challenge outlined in the Paris Agreement, and the important role that all low-carbon and carbon-free energy sources have to play. Led by the World Nuclear Association, the nuclear industry has a program and vision for the future of electricity supply called “Harmony”. The Harmony program sets a target for nuclear power to provide 25% of electricity by 2050 to help avoid the worst consequences of climate change. As members of the World Nuclear Association, and through participation in other industry organizations, we fully support and are advocates of this initiative.

We believe that the reduction of carbon and greenhouse gas (GHG) emissions is important and necessary in Canada and around the world, and that nuclear power must be a central part of the solution to the world’s shift to a low-carbon, climate resilient economy. As one of the world’s largest producers of the uranium fuel needed to fuel nuclear reactors, we believe there is a significant opportunity for us to be part of the solution to combating climate change and that we are well positioned to deliver significant long-term business value, while actively working to reduce our emission profile.

We are proud that the high-grade uranium ores in Saskatchewan’s Athabasca Basin result in Canadian uranium having among the lowest life cycle greenhouse gas emission intensity internationally, despite the constraints related to our geographic location. In fact, the production of Saskatchewan uranium requires at least one hundred times less greenhouse gas (GHG) emissions than production of the cleanest Canadian natural gas to produce the same amount of electricity, and all of the nuclear power produced is GHG emission free. We have tracked and reported GHG emissions for more than two decades, despite any regulatory requirement to do so. We continue to be focused on improving energy management and the visibility of energy consumption within our organization, with the overall goal of improving the energy intensity of our operations to create business value.

48 CAMECO CORPORATION

Stakeholder relations

Gaining the support of all our stakeholders is necessary to sustain our business.

We have a people policy that describes our commitment to developing and supporting a flexible, skilled, stable and diverse workforce. The policy is supported by multiple corporate human resource programs, standards and practices. We encourage you to review this policy at cameco.com/about/governance/policies-programs.

In addition, we strive to earn the support of the communities in which we operate, which is one of our key measures of success. We identify opportunities and initiatives that support and respect these communities and their cultures.

We recognize the substantial value in developing and maintaining long-term mutually beneficial relationships with Indigenous communities located within or near our operations and other activities.

Through 30 plus years of operation and partnership in northern Saskatchewan, we have developed a comprehensive strategy that applies to all our operations globally, and is aimed at ensuring the support of the communities with whom we work. The global strategy is flexible and is implemented locally to reflect the needs of the communities. The bulk of the strategy has evolved as a result of the commercial benefits we see from ensuring strong support among local communities wherever we operate and focuses on five key areas:

•	workforce development – designed to deliver programming that aims to build educational and skills capacity in local communities

•

business development – designed to promote involvement of locally-owned businesses in contracting opportunities at our operations to provide additional jobs, revenue streams and to build capacity at the local community level

•	community engagement – designed to ensure that we secure support for our operations from local communities and satisfy the obligations placed on us by regulators and laws

•

community investment – designed to help local communities with much-needed funding for community programming and infrastructure for initiatives focused on youth, education and literacy, health and wellness, and community development

•

environmental stewardship – designed to support our overall environmental programming and give communities a voice in both the formal environmental assessment regulatory process, as well as ongoing monitoring activities.

We set standards for the measures we use to maintain ongoing and meaningful engagement with the communities where we operate.

Workplace diversity and inclusion

Cameco has made a formal commitment to diversity and inclusion that is communicated company-wide through our value statements. We understand the value of a diverse workforce and we embrace, encourage and support workplace diversity and inclusion. Members of a diverse workforce bring new ideas, perspectives, experiences and expertise to the company. Our diversity vision at Cameco is to create a work environment where inclusion is the goal, and a diverse and representative workforce is our measure of success. This allows us to continue to innovate, manage change, and grow as a respected industry leader and employer of choice. Despite ongoing challenges in the uranium market industry, diversity and inclusion played a significant role in our 2019 targets. The specific initiatives outlined on the next page were carried out in 2019 to make progress towards the continued implementation of Cameco’s long-term diversity and inclusion plan.

2020 MANAGEMENT PROXY CIRCULAR 49

Indigenous workforce

Cameco is a large employer of First Nations and Métis people. Indigenous employees make up more than 45% of the workforce at our northern Saskatchewan operations. In order to continue to build and sustain our Indigenous workforce, we offer strong support and development opportunities for our Residents of Saskatchewan’s north (RSN) employees, the majority of whom are Indigenous. This is achieved through our talent acquisition and development practices, collaboration and participation agreements with northern communities and through our community liaisons located in northern Saskatchewan. We also have a dedicated team of employees within our stakeholder and sustainability relations department at head office and our human resources representatives at our four northern Saskatchewan operations and corporate office that focus efforts on supporting our RSN employees.

Women in leadership

Cameco has made commitments to ensure women in leadership is at the forefront of our diversity agenda. In 2019, we undertook the following specific initiatives to increase women in leadership:

•	creation of the gender diversity and inclusion committee focused on gender equity and diversity-related topics

•

participated in the Women in Mining and Women in Nuclear “Mine Your Potential Mentorship Program” which provides select female employees the opportunity to be mentored and/or to mentor other females in the Saskatchewan mining industry

•	profiled various female employees throughout the organization to bring awareness to their roles and their contributions to the organization

•	hosted our second annual International Women’s Day celebration where our executive officers presented their support on the importance of gender equity.

We have one female executive officer, representing 20% of the executive officers, and four female vice-presidents, representing 31% of our senior management team. Cameco currently has about 456 female employees across North America, representing 25% of our workforce.

50 CAMECO CORPORATION

Generally executive officer appointments are a result of our succession planning framework to build advanced competencies throughout the organization and to identify high-potential employees, including female employees, and prepare them to take on executive roles in the future. When appointing executive officers, we strive for a complement of female executive officers that at a minimum reflects the proportion of women in our workforce. We expect that our long-term diversity and inclusion plan will result in more women being identified and prepared for senior level positions at Cameco.

Diversity of senior management

We have a diversity plan with specific objectives each year to improve workplace diversity. We have not set targets for female, Indigenous, persons with disabilities, or members of visible minority representation of executive officers. The diversity of our senior management team is 27.8% female, 5.6% visible minority, and we have no senior management that have self-identified as Indigenous or persons with disabilities.

A diverse senior management team is the goal and part of the consideration when addressing succession. Our current processes are helping us evaluate how to remove barriers to increase participation and representation and, ultimately, increase representation of these four groups. We expect the work we are doing will lead to qualitative and quantitative measures to assess the effectiveness of management’s actions.

How we are doing

We produce a sustainability report for our stakeholders to explain how we are performing against globally-recognized key indicators that measure our environmental, social, governance and financial impacts in the areas that we believe may have a significant impact on our ability to add long-term value for our stakeholders. We use the Global Reporting Initiative’s Sustainability Framework (GRI), in addition to some corporate indicators that are unique to the company to measure and report our performance. This is our report card to our stakeholders. For our most recent performance results, we encourage you to review our sustainability report at cameco.com/about/sustainability.

Given the evolving nature of the ESG landscape, we have established a multi-disciplinary working group to review our current approach in this area, including how we report. The working group is chaired by our Senior Vice-President and Chief Corporate Officer and has been reporting to the nominating, corporate governance and risk committee of the board.

Governance: Sound governance is the foundation for strong ESG performance

We believe that sound governance is the foundation for strong corporate performance. Our board of directors is responsible for overseeing management, and our strategy and business affairs and the integration of ESG principles throughout the company. The board’s goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

Risk and risk management

We have a mature enterprise risk management (ERM) framework that consists of processes and controls to ensure risks are being appropriately managed and mitigated. For more information on our risk management practices and the board’s oversight of risk see page 32.

See Managing the risks, starting on page 56 of our 2019 MD&A, for a discussion of the risks, including ESG risks, that generally apply to all of our operations and advanced uranium projects, and that could have a material impact on business in the near term. We also recommend you review our most recent annual information form, which includes a discussion of other material risks that could have an impact on our business.

2020 MANAGEMENT PROXY CIRCULAR 51

While the board oversees the company’s strategic risks, including ESG/climate-related risks, it also allocates oversight of other top-tier risks to specific board committees. The following is an overview of the responsibilities allocated to specific board committees.

Audit and finance – supports the board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, the adequacy and effectiveness of our internal controls and disclosure controls, legal, regulatory (excluding safety, health and the environment) and ethical compliance, the independence and performance of our external and internal auditors, oversight of specific material risks, and prevention and detection of fraudulent activities and financial oversight.

Human resources and compensation – supports the board in fulfilling its oversight responsibilities regarding human resource policies, employee and labour relations matters, executive compensation, executive succession and development, pension plan governance, and oversight of cyber-security risk.

Nominating, corporate governance and risk – supports the board in fulfilling its oversight responsibilities by developing and recommending a set of corporate governance principles, identifying and recommending qualified individuals as members of the board and its committees, assessing the effectiveness of the board and committees, and overseeing the risk program.

Reserves oversight – supports the board in fulfilling its oversight responsibilities regarding estimating and disclosing mineral reserves and resources.

Safety, health and environment – supports the board in fulfilling its oversight responsibilities regarding safety, health, environmental and climate-related matters, and supportive communities.

Targets and metrics: The link between ESG factors and executive pay

We recognize the importance of integrating certain ESG factors, such as safety performance, a clean environment and supportive communities, into our executive compensation strategy because success in these areas is critical to Cameco’s long-term success. You can find more information about our compensable targets and our reported performance against those targets in our STI scorecard on pages 83 through 85.

52 CAMECO CORPORATION

Compensation at Cameco

We compensate our directors and executives in a way that is fair, competitive and based on performance.

This section of the circular is based on the recommendations of the human resources and compensation committee. It has been prepared to provide you with insight into our compensation process and the components of our program.

Our compensation governance

We believe in frank and transparent disclosure.

The board oversees our compensation policies and practices and assesses compensation based on balanced short- and long-term performance, relative to pre-determined measures in the areas of financial performance, operational excellence and sustainability. The board can use its discretion to reduce compensation or, subject to certain limits, to adjust compensation upward.

Our culture encourages management to be objective in assessing its own performance and making recommendations to the board to adjust compensation as appropriate.

Management is guided by six compensation principles that were adopted by the board (see page 72), and which guide all executive compensation decisions at Cameco.

Where to find it
Compensation governance	54
• Compensation risk management	55
• Independent advice	56
Share ownership guidelines and reporting	57
Director compensation	59
• Compensation discussion and analysis	59
- Approach	59
- Share ownership	59
- Fees and retainers	59
• 2019 Compensation details	60
- Director compensation table	60
- Incentive plan awards	61
- Loans to directors	61
Executive compensation	62
• Message from the Chair of the Human Resources and Compensation Committee	62
• Cameco compensation practices	66
• Compensation overview	67
• Executive compensation and strategy	67
• Market context	68
• Share performance and executive compensation	69
• CEO compensation summary	70
• Compensation discussion and analysis	72
- Approach	72
- Annual decision-making process	74
- Measuring performance	75
- Compensation components	76
- 2019 Performance and compensation	83
- 2020 Compensation decisions	89
• 2019 Compensation details	91
- Summary compensation table	91
- Incentive plan awards	93
- Equity compensation plan information	95
- Pension benefits	96
- Loans to executives	97
- Termination and change of control benefits	98

2020 MANAGEMENT PROXY CIRCULAR 53

Compensation governance

The board has ultimate responsibility for compensation at Cameco. The human resources and compensation committee assists the board in overseeing our human resources policies and programs, executive compensation, succession planning, pension plans and director compensation. The committee is qualified, experienced and 100% independent. It has five members of varying tenure.

Don Kayne serves as committee chair and brings strong executive compensation, risk management, governance and CEO experience to the role. Other committee members have strong backgrounds in finance, risk oversight, governance and executive compensation. You can read more about the committee members in their director profiles starting on page 14.

Years on committee
Don Kayne (chair)	3
Daniel Camus[1]	8
Anne McLellan[2]	12
Kate Jackson[2]	2
Ian Bruce[1,2,3]	5

Expertise of committee members
Business and industry experience	5 of 5
Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	5 of 5
Governance background	5 of 5
Risk oversight experience	5 of 5
Executive leadership	5 of 5

1.	Audit and finance committee members.
2.	Nominating, corporate governance and risk committee members.
3.	Ian is a member of all committees. He was chair of the human resources and compensation committee prior to taking on the role of board chair.

ABOUT OUR COMPENSATION FRAMEWORK

•  We use a multi-year strategic plan to balance risk and reward.

•  We embed our corporate objectives into how we assess executive performance.

•  Compensation is directly linked to our strategy and performance.

•  We use at-risk compensation to motivate executives, with the ultimate value realized depending on performance.

•  We have clawback and anti-hedging policies to mitigate compensation risk.

Our compensation framework is based on the following:

Balanced decision-making

•  Corporate performance is based on absolute and relative measures.

•  We use a balanced scorecard to measure financial, operational, and environmental and social performance relative to our strategic objectives.

Threshold performance

•  We must achieve at least a minimum threshold performance to receive incentive award payouts.

Limits on incentive pay

•  The STI and PSU plans pay out at a maximum of 200% of target if performance is exceptional. The human resources and compensation committee and board cannot use their discretion to exceed this cap.

•  We set threshold, target and maximum performance levels that require significant effort, but not excessive risk taking, to achieve performance.

•  Potential payouts under the incentive plans are modest as a percentage of our revenue and income.

CCGG pay-for-performance principles

•  Our compensation philosophy and practices incorporate the compensation principles recommended by the Canadian Coalition for Good Governance (CCGG) for Canadian companies. We focus on delivering pay for performance and implementing prudent risk management practices that are consistent with CCGG’s principles.

54 CAMECO CORPORATION

Compensation risk management

Compensation risk is addressed by the human resources and compensation committee each year (see page 44 for the committee’s 2019 highlights).

Our compensation program:

•	is designed to encourage the right management behaviours
•	uses a company-wide balanced scorecard approach to assess performance
•	motivates appropriate risk-taking
•	avoids excessive payouts to executives and employees.

The human resources and compensation committee works with management and the safety, health and environment committee to set corporate objectives for all incentive plans. The committee stress tests different performance scenarios and back tests previous performance and compensation decisions to make sure decisions and outcomes are appropriate.

Meridian Compensation Partners (Meridian), the human resources and compensation committee’s independent consultant, reviews Cameco’s compensation program annually. Meridian has been the committee’s independent consultant since December 2011. The following nine key areas of our compensation programs are reviewed regularly:

•	compensation principles
•	comparator groups
•	positioning of target compensation
•	pay mix
•	incentive plan design
•	performance measures
•	share ownership
•	plan governance and risk mitigation
•	supplemental executive pension program.

Based on the risk assessment, the human resources and compensation committee concluded that Cameco’s compensation programs and policies are not likely to have a material adverse effect on Cameco, its business or its value.

Clawback policy

All named executives are subject to a clawback policy that applies to compensation received after January 1, 2013. Our previous policy (in effect since 2003) applies to incentive compensation awarded to the CEO and CFO prior to 2013.

The policy covers incentive compensation, including any annual bonus, performance share units, restricted share units and stock options granted or received. It allows the board and the human resources and compensation committee to decide how to apply the policy and recoup the incentive compensation of the executive at fault if all of the following events occur:

•	we make an accounting restatement if there is a material non-compliance with financial reporting requirements under securities laws
•	an executive engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement
•	the executive was overcompensated as a result of the restatement.

Share ownership

Our share ownership guidelines require executives to hold their current shares and to purchase additional shares with their after-tax proceeds from redeeming or exercising equity awards until they have met their target ownership levels (see page 57 for share ownership details).

2020 MANAGEMENT PROXY CIRCULAR 55

Anti-hedging

We prohibit directors, officers and employees from using hedging strategies to offset a decrease in market value of our shares or the market value of equity awards granted as compensation.

Our trading guidelines prohibit:

•	trading while in possession of confidential material information
•	tipping of confidential information to anyone
•	speculative trading in or hedging of Cameco securities or related financial instruments
•	holding Cameco securities in margin accounts
•	fraudulent trading or market manipulation respecting Cameco securities.

Equity compensation

For 2019, long-term incentive awards were allocated 60% to performance share units (PSUs) and 40% to stock options, and their value is not guaranteed. Performance under the PSU plan is based on a combination of absolute and relative measures over a three-year period. The ultimate value of stock options is determined by our share price at the time of exercise. For 2020, the long-term incentive awards are allocated 60% to PSUs and 40% to restricted share units (RSUs). For more information about this change, see page 89.

Independent advice

The board and board committees retain independent consultants as appropriate to assist them in carrying out their duties and responsibilities. Meridian serves as the human resources and compensation committee’s independent consultant, and Mercer is management’s consultant.

Committee’s consultant

The committee considers the independence of its compensation advisor, and reviews all fees and the terms of consulting services provided by the independent consultant. The committee considers recommendations provided by its compensation consultant and management along with other information, and is ultimately responsible for its own decisions.

The table below shows the fees paid to Meridian in 2018 and 2019. Meridian did not provide any services to management in either year.

	2019	2018
Executive compensation-related fees	$69,576	$64,000
All other fees	–	–
Percent of work provided to the committee	100%	100%

Meridian provided a broad range of services in 2019:

•	reviewed the comparator group
•	updated the compensation risk review
•	provided two education sessions on compensation and governance trends for the committee
•	reviewed 2019 incentive plan targets and performance against targets
•	conducted a review of our executive compensation program, performance measures, and STI and PSU plan objectives
•	completed a CEO realizable pay-for-performance assessment
•	conducted an in-depth review of the compensation discussion and analysis (CD&A)
•	consulted on numerous compensation governance matters, including clawbacks, proxy advisor positions, realized and realizable pay disclosure and ISS pay-for-performance modeling.

The committee reviewed Meridian’s report on independence as contemplated by the NYSE rules and is satisfied with the report. It also confirmed Meridian’s independence.

56 CAMECO CORPORATION

Share ownership guidelines and reporting

Share ownership is an important function of compensation governance. Our guidelines align the interests of our directors and executive officers with those of our shareholders. Ownership includes shares held directly or indirectly, and share equivalents – deferred share units (DSUs) for our directors and PSUs and RSUs for our executives.

The human resources and compensation committee regularly reviews and assesses our guidelines for alignment with market practice. We believe our share ownership guidelines support best practices and align with the market generally, therefore no changes are planned for 2020.

Ownership guidelines by position	Directors 3x annual retainer	CEO 4x base salary	Other NEOs 2x base salary

Equity used to meet share ownership guidelines	Yes

•  Directors and executives – Cameco shares that the person owns or is deemed to own, beneficially, directly or indirectly

•  Executives – unvested PSUs (not to exceed the number of shares the person holds) and unvested RSUs

•  Directors – DSUs

		No	• Options, whether vested or unvested

All directors and executive officers are expected to achieve the required levels of ownership within five years of their election or appointment. If they assume a new position with a higher ownership level, they have three additional years to meet the increased level.

If a director has not satisfied the ownership guideline within those first five years or goes below that level after that time period, he or she must receive at least 60% of his or her annual retainer in DSUs until compliance is achieved. If an executive officer has not satisfied the ownership guideline within those first five years or goes below that level after that time period, he or she must use the after-tax proceeds from the payout of his or her PSU and RSU awards and the exercise of stock options to purchase additional shares until compliance is achieved.

We assess compliance annually. For compliance purposes, we assess the share ownership value based on the year-end closing price of Cameco common shares on the TSX, or the price at the time of purchase, whichever is higher.

2020 MANAGEMENT PROXY CIRCULAR 57

The following table shows their holdings for the purposes of our annual compliance assessment as of December 31, 2019.

All of our directors and named executives are in compliance with our share ownership guidelines. Kate Jackson has until January 1, 2022 to meet the 3x retainer level and she is taking 60% of her annual retainer in DSUs to meet that goal. Brian Reilly has until March 2025 to meet the 2x base salary level and he is taking all vested and vesting PSUs as shares to meet that goal.

	Compensation level	Cameco shares	Share equivalents	Value of holdings (using share ownership guideline value) ($)	Value of holdings ($)[1]	Multiple achieved (#)	Compliant with share ownership guideline
					Using year-end share price
Directors	Annual retainer		DSUs

Ian Bruce	375,000	75,000	65,147	2,699,987	1,617,296	4.3x	Yes

Daniel Camus	200,000	–	82,167	1,426,687	948,207	4.7x	Yes

Donald Deranger	200,000	–	67,551	1,177,212	779,539	3.9x	Yes

Catherine Gignac	200,000	15,000	36,525	778,790	594,599	3.0x	Yes

Jim Gowans	200,000	9,000	73,753	1,564,787	954,970	4.8x	Yes

Kate Jackson	200,000	–	27,915	365,816	322,139	1.6x	Yes

Don Kayne	200,000	–	68,487	909,801	790,340	4.0x	Yes

Anne McLellan	200,000	100	52,722	1,115,233	609,566	3.0x	Yes

Named executives	2019 base salary		PSUs[2]

Tim Gitzel[3]	1,060,900	299,594	137,622	6,921,252	5,045,473	4.8x	Yes

Grant Isaac	569,300	87,185	52,004	2,006,575	1,606,241	2.8x	Yes

Brian Reilly	478,500	5,813	5,813	137,512	134,164	0.3x	Yes

Alice Wong	460,300	75,485	33,633	1,581,806	1,259,222	2.7x	Yes

Sean Quinn	445,100	43,050	36,489	1,237,621	917,880	2.1x	Yes

1.	Based on the closing share price of $11.54 on the TSX as of December 31, 2019.

2.	Number of qualifying PSUs for share ownership purposes, which number does not exceed number of Cameco common shares held.

3.	See Tim Gitzel’s profile on page 18 for the total number and value of the CEO’s shares and all PSUs, not just qualifying PSUs.

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Director compensation

Compensation discussion and analysis

1.     Approach

We have three goals:

•	Recruit and retain qualified individuals to serve as members of our board and contribute to our overall success.
•

Align the interests of our board and shareholders by requiring directors to own shares or share equivalents (by receiving at least 60% of their annual retainer in DSUs until they meet our share ownership guidelines).

•

Pay competitively by positioning compensation at the median of director compensation paid by companies that are similar to Cameco in nature and scope of operations and comparable in size (see page 73 to read about the comparator group. We use the same comparator group to benchmark executive and director compensation).

2.     Share ownership

Directors’ can count DSUs to meet the ownership requirements because they are share equivalents. A DSU is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. DSUs must be held by each director until after he or she retires from the board.

As of December 31, 2019, directors held $5,473,026 worth of DSUs (representing approximately 474,266 common shares) based on the year-end closing price of Cameco shares on the TSX of $11.54. The board chair has a higher ownership requirement because of the higher retainer for that role.

A director who has met the share ownership guidelines can receive all of the retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, which is decided before the beginning of each fiscal year. The director compensation table on page 59 shows the percentage of the annual retainer paid in DSUs in 2019 for each director. See page 57 to read more about our guidelines for director share ownership.

3.     Fees and retainers

Our director compensation is structured to align with market practice and to recognize the time commitment, responsibility and attention directors devote to board and committee responsibilities throughout the year.

Director compensation consists of the following:

•	an annual board retainer (higher retainer for the non-executive chair of the board)
•	an annual committee chair retainer (higher retainer for the human resources and compensation and audit and finance committee chairs)
•	an annual committee retainer for members of the human resources and compensation and audit and finance committees
•	an additional retainer for members who serve on more than two committees (per committee over two)
•	a travel fee (per round trip).

The non-executive chair does not receive any committee-related retainers and directors who are employees of Cameco, such as Tim Gitzel, do not receive director compensation. We reimburse reasonable travel and out-of-pocket expenses relating to directors’ duties.

2020 MANAGEMENT PROXY CIRCULAR 59

The table below shows the current fee schedule. All amounts are paid in Canadian dollars.

ANNUAL RETAINER
Non-executive chair of the board	$375,000
Other non-executive directors	$200,000

COMMITTEE CHAIR RETAINERS
Audit and finance committee	$20,000
Human resources and compensation committee	$20,000
Other committees (nominating, corporate governance and risk, reserves oversight, and	$11,000
safety, health and environment)

COMMITTEE RETAINERS
Audit and finance committee members	$5,000
Human resources and compensation committee members	$5,000
Member of more than two committees (per additional committee)	$5,000

TRAVEL FEES (PER ROUND TRIP)
Over 1,000 km within Canada	$1,700
From the US	$2,100
From outside North America	$3,300

2019 Compensation details

Director compensation table

The table below shows fees earned by each non-executive director in 2019, based on the current fee schedule and their committee memberships.

Tim Gitzel does not receive any director compensation because he is compensated in his role as president and CEO (see Summary compensation table on page 91). Ian Bruce is our non-executive chair of the board and his board retainer reflects the fees paid to him in this capacity.

	Annual retainer	Other retainers		Travel fee	Total paid	% of annual retainer paid in DSUs
Name	Board	Committee member	Committee chair
Ian Bruce	$375,000	–	–	–	$375,000	50%
Daniel Camus[1]	$200,000	$11,758	$12,967	$6,800	$231,525	25%

John Clappison[2]	$50,000	$1,250	$5,000	$1,700	$57,950	25%

Donald Deranger	$200,000	$5,000	–	–	$205,000	50%

Catherine Gignac	$200,000	$10,000	$11,000	$6,800	$227,800	–

Jim Gowans	$200,000	$10,000	$11,000	$6,800	$227,800	50%

Kate Jackson	$200,000	$10,000	–	$6,300	$216,300	60%

Don Kayne	$200,000	$10,000	$20,000	$6,800	$236,800	100%

Anne McLellan	$200,000	$5,000	$11,000	–	$216,000	25%

Total	$1,825,000	$63,008	$70,967	$35,200	$1,994,175	–

1.	Daniel Camus served on more than two committees until May 2019.
2.	John Clappison retired from the board on May 7, 2019.

60 CAMECO CORPORATION

Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2019. We have combined information from two mandatory tables: Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards into the table below:

•

Share-based awards – Value vested during the year is the amount of DSUs that the directors received in 2019, valued as of the grant dates. It includes all of the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2019.

•

Share-based awards – Market or payout value of vested share-based awards not paid out or distributed are all of the directors’ DSUs that have vested. DSUs are not paid out until after the director retires from the board. The DSUs were valued at the year-end closing price of Cameco shares on the TSX of $11.54.

Name	Share-based awards
	Value vested during the year	Market or payout value of vested share-based awards not paid out or distributed

Ian Bruce	$192,368	$751,794

Daniel Camus	$64,314	$948,205

John Clappison[1]	$14,488	–

Donald Deranger	$107,700	$779,534

Catherine Gignac	$2,903	$421,495

Jim Gowans	$119,574	$851,111

Kate Jackson	$122,020	$322,135

Don Kayne	$241,852	$790,339

Anne McLellan	$58,101	$608,413

Total	$923,320	$5,473,026

1.	John Clappison retired from the board on May 7, 2019.

See the director profiles starting on page 14 for the number of Cameco shares and DSUs held by each director.

Incentive plan awards – options

We stopped granting options to directors in 2003. None of the directors have any outstanding options.

Loans to directors

As of March 10, 2020, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

2020 MANAGEMENT PROXY CIRCULAR 61

  Executive compensation

Cameco is committed to maintaining a transparent executive compensation program.

The following message by the chair of the human resources and compensation committee highlights key aspects of our executive compensation program. A more detailed discussion follows in the compensation discussion and analysis (CD&A) beginning on page 72.

Message from the Chair of the Human Resources and Compensation Committee1

Dear Shareholder,

The human resources and compensation committee oversees all aspects of executive compensation. It assesses Cameco’s strategy and business plan and makes recommendations to the board on performance measures and targets, which reflect Cameco’s four measures of success – outstanding financial performance, a safe, healthy and rewarding workplace, a clean environment and supportive communities. The committee uses these measures and targets to assess Cameco’s corporate and executive performance and compensation program, including payouts of incentive awards to the executive team.

This letter gives you an overview of our approach to executive compensation, the board’s assessment of 2019 performance and our decisions on executive compensation for the year.

A carefully designed compensation program

Cameco is committed to creating long-term value for its stakeholders. We believe that a strong executive team that is equipped to make strategic decisions and implement them effectively, and lead and motivate Cameco’s employees to act in the best interests of stakeholders, is critical to the company’s long-term sustainability.

Cameco’s compensation program is designed to attract, retain and motivate the executive team, pay for performance and drive shareholder value. We link a significant portion of executive pay to the achievement of objectives that drive value for Cameco’s shareholders and believe in the importance of aligning the interests of our executives and shareholders. This is not an easy task with the difficult market conditions that have faced the uranium industry for the last nine years.

The majority of executive pay is variable or at-risk, and linked to the execution of Cameco’s strategy and business plan. At-risk pay is not guaranteed and the value that is ultimately realized is based on Cameco’s performance against key financial and non-financial measures as well as share performance.

Risk is considered throughout the compensation process to ensure incentive awards are appropriate and pay is aligned with performance. The committee’s independent compensation consultant conducts an annual risk assessment to identify any potential risks associated with the compensation program and ensure that we are incenting and rewarding the right behaviours. The 2019 assessment concluded that Cameco’s compensation program and policies drive a balanced approach to short- and long-term risk, and are not likely to have a material adverse effect on Cameco, its business or its value.

Shareholder vote on executive compensation

In keeping with our ongoing commitment to good governance, we held our annual “say on pay” advisory vote at our 2019 annual meeting. Shareholders voted 92.68% in favour of our approach to executive compensation. We are encouraged by the consistently strong support we receive from shareholders and value all feedback on executive compensation and other governance matters.

2019 Compensation decisions and results

Corporate performance is the most significant factor affecting the board’s decisions about executive pay.

[1]

This message from the chair of the human resources and compensation committee contains forward looking information and is based upon the assumptions and subject to the material risks described at pages 2 and 3 of our 2019 MD&A. Actual outcomes for future periods may be significantly different.

62 CAMECO CORPORATION

Target setting

Our main priorities are ensuring compensation is competitive, fair and supports the achievement of Cameco’s strategy and business plan. Since the Fukushima nuclear incident in March 2011, the average uranium spot price has decreased 64% and the long-term uranium price has decreased 54%. This makes setting performance targets extremely challenging and we do rigorous stretch testing of the targets with the assistance of our compensation consultant.

For 2019, with the continued market uncertainty, the potential outcome of Section 232 of the Trade Expansion Act in the US, the ongoing dispute with the Canada Revenue Agency (CRA), the Tokyo Electric Power Company Holdings, Inc. (TEPCO) arbitration and the $500 million debenture maturing in September 2019, management’s priorities continued to be preserving the value of our low-cost assets, protecting and extending the value of our contract portfolio, building cash on our balance sheet and positioning the company to self-manage risk.

The 2019 short-term incentive plan targets reflected the expenditures necessary to help us achieve that strategy, including removing millions of pounds of uranium production from an oversupplied market by keeping a number of our operations in care and maintenance. This required Cameco to buy significant quantities of uranium product to meet our contracted sales commitments. Annual costs associated with the implementation of the strategy, including expenditures for care and maintenance, product purchases, along with continued low uranium market prices, were expected to put significant downward pressure on our 2019 gross profit margins. As such, estimated 2019 earnings and cash from operations were anticipated to be lower than Cameco’s actual 2018 results, leading to the lower year-over-year financial targets for 2019. However, the implementation of these strategic initiatives is expected to achieve sustainable value over the long term.

The long-term incentive plan, which consists of performance share units (PSUs) and stock options, is also closely aligned with Cameco’s performance objectives. PSUs are linked to absolute and relative performance measures over a three-year period. The 2017 PSU award was tied to performance from January 1, 2017 to December 31, 2019 and paid out based on performance against three measures: the uranium price achieved relative to prices realized by our competitors, achievement of lower all-in sustaining cash costs from Saskatchewan tier-one operations, and relative total shareholder return (TSR). We measure our TSR against the TSX 60. The relative TSR assessment is challenging because there are no publicly-traded uranium companies that are similar in size or scale to Cameco and the TSX 60 group of companies are not affected by the uranium price like Cameco. In 2017, we replaced the production target with the achievement of lower all-in sustaining cash costs from Saskatchewan tier-one operations to align more closely with Cameco‘s strategy of preserving tier-one operations and controlling costs.

The committee carefully reviews the incentive plan measures every year to make sure they continue to support Cameco’s key strategic objectives, and the targets are reviewed and tested each year. Historical performance indicates that challenging short- and long-term targets are set. Cameco has exceeded target corporate performance on the long-term incentive plan only twice in the past eight years and has exceeded target performance on the short-term incentive plan three times in the past eight years. Neither of our short nor long-term plans have ever achieved the maximum payout.

Performance assessment and results

In 2019, Cameco’s resilience was again tested in the face of an unfavourable uranium market. Despite these challenges, Cameco met or exceeded the targets for six of the seven corporate objectives for the year. Cameco continues to execute on all strategic fronts – operational, marketing and financial – and the results are a direct outcome of Cameco’s strong leadership and value-oriented strategy.

The board approved a payout of 130% for the 2019 short-term incentive to recognize Cameco’s strong performance against the four measures of success, despite challenging market conditions:

Financial performance

•	Cameco achieved 2019 adjusted net earnings[2] of $41 million, exceeding the target
•	Cash from operations, after working capital changes, was $527 million, positively impacted by better than expected results
•	The executive team continued to manage risk by generating cash from operations. Cash totalled $1.1 billion at the end of 2019
•	The $500 million debenture that matured in September 2019 was retired as expected
•	Cameco received a positive ruling in its contract dispute with TEPCO and was awarded $40.3 million (US) in damages

2 Adjusted net earnings is a non-IFRS measure as described in our 2019 MD&A and excludes the impact of various items as detailed in note 1 on page 85.

2020 MANAGEMENT PROXY CIRCULAR 63

Safe, healthy and rewarding workplace

•

Total recordable incident rate (TRIR) improved by 20% compared to 2018 and Cameco recorded the best safety performance in its history for the second consecutive year as it continues to strive for top quartile performance

•	Cameco also met the short-term incentive targets relating to timely completion of corrective actions and job task observations (JTOs)

Clean environment

•	There were no significant environmental incidents at Cameco’s operations

•	Cameco met its environmental performance targets which focused on mitigating specific risks in each area of its operations

Supportive communities

•

Cameco’s preferred northern Saskatchewan suppliers continued to face reduced business opportunities as our capital spend is much lower with many sites in care and maintenance. We were successful in assisting a preferred northern Saskatchewan supplier to gain valuable experience on an industrial site different from mining and in the Ontario market. They were willing to expand to Ontario for the Vision in Motion project and were selected for the project. They mobilized their workforce and performed work in Port Hope well and in a safe manner. The project provided significant community support and achieved our broader ESG goals, but the challenges associated with this first-of-a-kind project resulted in the related incentive plan cost target being missed.

•

A preferred northern Saskatchewan supplier and Cameco executed an evergreen contract for haul road maintenance between Key Lake and McArthur River at a cost below Cameco’s internal costs for the same work, benefiting Cameco and supporting our broader ESG goals.

2019 STI awards

The board reviews the performance and payouts for each performance measure under the short-term incentive plan to determine if there are any extenuating circumstances that should be considered when calculating the corporate performance score. Cameco exceeded the 2019 earnings target and achieved the maximum payout of 200% on this measure, partly due to the $40.3 million (US) award received from the successful conclusion of our arbitration with TEPCO. The arbitrators agreed with Cameco that TEPCO was not entitled to terminate their supply agreement with us, but the damages awarded were lower than our claim. The board has carefully considered the unique facts and circumstances of this case, with input from the human resources and compensation committee, and, together with management, concluded that a maximum score for the earnings target does not properly reflect the disparity between the amount of the award and our claim. The board used its discretion to reduce the earnings payout to 144% to reflect the lower than expected arbitration award. Additional detail about our corporate performance, including our detailed scorecard, starts on page 83.

Payout of 2017 PSU awards

A fundamental component of our compensation philosophy is that a significant portion of executive compensation must be at-risk and linked to the achievement of objectives that drive long-term value. While Cameco delivered strong corporate performance during the 2017 to 2019 period, our TSR relative to the TSX 60 was below threshold. Cameco’s strong operational performance and higher average-realized uranium price relative to competitors partly offset the three-year relative TSR. Ultimately, 55% of the original value of the PSU grant was paid out. This reflects the link between pay and performance and alignment with shareholder interests. You can read more about Share performance and executive compensation on page 69 and CEO realized and realizable pay on page 71.

CEO compensation

The CEO performance assessment undertaken by the committee is robust and incorporates feedback from all board members. The committee makes recommendations to the board on CEO pay. Tim Gitzel’s salary was increased by 3.5% in 2019 to position his pay around the market median. His 2019 short-term incentive award was $1,706,000, due to strong corporate performance and exceptional individual performance in a difficult market. Under Tim’s leadership, Cameco has implemented a plan that has strengthened the balance sheet and positioned the company to achieve its vision of energizing a clean-air world, and support the world’s growing demand for energy.

2020 program changes

The board approved the committee’s recommended changes to the incentive plans in 2020 (outlined below) to support Cameco’s strategy and business plan while recognizing the prolonged challenging market conditions and the importance of efficiently managing Cameco in a low price environment.

64 CAMECO CORPORATION

PSU measures

New PSU grants will be based on two equally weighted performance measures – average realized uranium price relative to industry benchmarks and all-in sustaining cash costs for our Saskatchewan tier-one operations. Both measures are tied closely to our strategy, are stronger indicators of true performance and better support the plan’s objective of closely aligning pay and performance over the long term. Using equally weighted relative and absolute performance measures ensures that management continues to maintain a balanced focus on delivering value over the long term.

We are eliminating the use of TSR as a measure starting in 2020. Relative TSR is most relevant when comparing share performance of companies in a comparable industry or related commodity. There are no publicly-traded uranium companies that are similar in size or scale to Cameco and the TSX 60 group of companies is not affected by the uranium price like Cameco. This makes comparing TSR relative to the TSX 60 a comparison of uranium prices relative to general stock market performance, rather than the intended purpose, which is to assess industry and commodity price out-performance. While we are eliminating relative TSR as a performance measure under the PSU plan, the value of PSU payouts is tied to performance over a three-year period and the price of Cameco shares, aligning with shareholder interests.

Elimination of stock options

Stock options are being replaced by restricted share units (RSUs) in the LTI compensation mix starting in 2020. During 2019, the committee considered the merits of keeping stock options in Cameco’s compensation program and made a decision to replace them with RSUs starting in 2020. RSUs, like stock options, align with share price over a longer-term horizon, are a common form of LTI in our comparator group, and provide retention value. They also reduce the depletion of the option pool – RSUs are non-dilutive to shareholders as shares are purchased on the market when they vest.

Looking ahead

We are expecting another challenging year in 2020 because of continued expenditures required to achieve our strategy while we wait for a market transition. Despite the impact on our expected results, we continue to believe these are the right decisions to sustain the company and ultimately create long-term value.

Cameco’s goal is to remain competitive and to maintain exposure to the rewards that come from having an uncommitted, low-cost uranium supply to deliver in a strengthening market. Our optimism and confidence in a uranium market transition to one where price reflects an economic return on primary production is driven by positive long-term fundamentals.

Targets for the 2020 short-term and long-term incentive awards continue to support Cameco’s strategy and four measures of success. The 2020 targets focus on:

•	achieving financial measures focused on controlling costs and generating cash in a difficult market environment
•	achieving higher prices for uranium sales prices than our competitors
•	keeping people safe
•	protecting the environment
•	maintaining the support of communities near Cameco’s operations.

The board approved modest salary increases for 2020 for the full executive team, except for the CEO (on his request), to position their base pay around the market median.

The committee continues to oversee succession planning to ensure the effective development of leadership talent and an orderly transition to officer roles as required, including appropriate compensation.

Thank you for your support

We firmly believe in the importance of linking executive pay to the execution of Cameco’s business plan and strategy, aligning the interests of executives and shareholders and building value for shareholders over the long term. We continue to monitor developments in executive compensation and best practices to make sure our compensation program and decisions are appropriate, to adjust our practices as appropriate and to mitigate compensation risk. We encourage you to vote your shares and we welcome any questions and feedback through the corporate secretary’s office.

In closing, I would like to express my confidence in Cameco’s future prospects. I look forward to my continued service as committee chair and working on human resources and compensation matters that are such an important aspect of Cameco’s success.

Sincerely,

Don Kayne

Chair, Human Resources and Compensation Committee

2020 MANAGEMENT PROXY CIRCULAR 65

Cameco compensation practices

The human resources and compensation committee ensures our executive compensation program is competitive, based on sound decision-making, pays for performance, motivates and attracts talent, and focuses on creating long-term value.

WHAT WE DO

Pay for performance. 83% of the compensation for the CEO is at-risk pay – it is variable, contingent on performance and not guaranteed	✓
Share ownership. We require our executives to own equity in Cameco, and to acquire additional shares using the proceeds from redeeming or exercising vested equity awards until they have met their target ownership	✓
Performance based vesting. 60% of the long-term incentive vests at the end of three years based on our absolute performance and relative average realized uranium price	✓
Benchmarking. We benchmark executive compensation against a size and industry appropriate comparator group and target compensation at the median of the group	✓

Caps on incentive payouts. Our STI and PSU plans cap payouts at a maximum of 200%

of target for exceptional performance. The human resources and compensation committee and the board cannot use their discretion to exceed this cap

✓

Stress testing and back testing. We stress test different scenarios to assess appropriateness of pay and avoid excess risk-taking, and the committee considers long-term incentive awards previously granted when granting new awards

✓
Clawbacks. Our clawback policy applies to all executives and all incentive compensation awarded	✓
Independent advice. The committee receives compensation advice from an independent advisor	✓
Disclosed realized and realizable pay. The value ultimately realized from a long-term incentive award can be significantly different from the grant value. Share price is only one factor that affects the payout value	✓
Modest benefits and perquisites. These are market competitive and represent a small part of total executive compensation	✓
Employment agreements. Employment agreements with the named executives protect specialized knowledge, contacts and connections obtained while at Cameco	✓
Double trigger. The severance provisions in our executive employment agreements and our LTI plans have double triggers in the event of a change of control	✓

WHAT WE DON’T DO
No repricing of stock options.	x
No tax gross-ups.	x
No excessive severance obligations.	x
No bonus amounts or value of equity awards included in pension calculations.	x
No hedging of shares or equity awards.	x

See Compensation governance on page 54 and the CD&A beginning on page 72 for more information.

66 CAMECO CORPORATION

Compensation overview

The chart below shows the different components that make up total direct compensation (TDC) for our executives. Our short-term incentive plan offers executives the potential to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

For 2019, long-term incentives included a PSU plan and stock option plan, which have different terms for vesting and payouts. These incentive plans focus management on the importance of future value and drive corporate performance over the longer term.

Performance-based vesting and share price fluctuation can have a dramatic impact on the realized and realizable value of equity-based compensation. The named executives realized 55% of the grant value of the 2017 PSU awards that vested at the end of 2019 (see pages 86 through 88).

Executive compensation and strategy

Cameco’s strategy is to focus on our tier-one assets, and to profitably produce at a pace aligned with market signals to preserve the value of those assets and increase long-term shareholder value. The strategy is set within the context of a challenging market environment, which we expect to give way to strong long-term fundamentals driven by increasing populations, and the impact of growing electricity demand on the world’s climate. Nuclear energy must be a central part of the solution to the world’s shift to a low-carbon, climate resilient economy. It is an option that can provide the power needed, not only reliably, but also safely and affordably, and in a way that will help avoid some of the worst consequences of climate change. The board plays a key role in our strategy, and works directly with management in developing the strategic plan. Management is responsible for executing the strategy and adapting its actions within the context of an evolving market environment in order to take advantage of the long-term growth we see coming in our industry. The board oversees risk and the execution of the corporate strategy, and challenges management on their progress.

See our most recent MD&A, particularly the Our strategy section for more information about our strategy.

We establish corporate objectives to achieve our strategic plan and our executive compensation program is directly aligned with the strategic plan:

•	measures based on our corporate objectives form the basis of the compensable targets under the short-term incentive plan
•

performance share units (PSUs) measure absolute and relative performance over a three-year period. The actual payout is based on share performance and outcomes against targets based on our long-term strategic goals.

2020 MANAGEMENT PROXY CIRCULAR 67

Market context1

Like other commodities, the uranium industry is cyclical. History demonstrates that in general, when prices are rising and high, uranium is perceived as scarce, and a lot of contracting activity takes place. The heavy contracting that takes place during price runs drives investment in higher-cost sources of production. Once that production is in the market, it tends to stay in the market longer than is economically rational, creating the perception that uranium is abundant and always will be, and prices decline. When prices are declining and low, like we have seen over the past eight years, there is no perceived urgency to contract, and contracting activity and investment in new supply drops off. After years of low investment in supply, as has been the case since 2011, security of supply tends to overtake price concerns at some point, and utilities re-enter the long-term market to ensure they have the reliable supply of uranium they need to run their reactors.

There have been three significant events that have changed sentiment in the market and impacted uranium prices in the past two decades. The first was a supply event in 2006 when our Cigar Lake mine flooded, putting at risk 18 million pounds of future annual supply. The second event was a demand shock in 2010 as Chinese utilities entered the market in a sizeable way, signing long-term uranium contracts with multiple suppliers to fuel their growing nuclear fleet. The third change in sentiment occurred in March 2011, when the events at the Fukushima nuclear power plants in Japan halted and reversed the upward price trend. Uranium prices fell, as did the share prices of companies involved in uranium exploration, development, and production. As Japan idled its reactor fleet and acceptance of nuclear energy declined in certain countries, the uranium market entered a period of fundamental over-supply.

Market recovery has taken longer than originally anticipated as a result of a slower than expected pace of reactor restarts in Japan, unexpected reactor shutdowns in other regions, and delays in reactor construction programs.

[1]

This discussion of market context contains forward looking information and is based upon the assumptions and subject to the material risks described at pages 2 and 3 of our 2019 MD&A. Actual outcomes for future periods may be significantly different.

68 CAMECO CORPORATION

Although the demand gap left by forced and premature nuclear reactor shutdowns since 2011 has been filled, market access and trade policy issues were at the top of the list of factors affecting the market in 2019. These issues created uncertainty and consumed a significant amount of time and focus from our customers and contributed to the delay of end-user demand in the spot market. Despite the significant demand created by the reduction in primary supply this year, at least half of the activity in the spot market was churn, the same material changing hands many times. As a result, the average reported uranium spot price was $24.93 (US) per pound at the end of 2019, down $2.82 (US) per pound from the end of 2018. In contrast, interest in long-term contracting increased compared to 2018. While the volume of uranium executed under long-term contracts reached its highest level since 2012, it is still well below annual consumption levels, and the reported long-term price remained flat year-over-year. We believe that underlying the increased interest in long-term contracting is the recognition that the demand cycle is on an upswing while the production cycle has swung down and the market needs to transition to one where price reflects an economic return on primary production. This gives us confidence that the uranium market will undergo the same transition we have seen in the conversion market and that is beginning to occur in the enrichment market.

However, until that transition occurs, we will continue to take the necessary actions to maintain the strength of our balance sheet so we can self-manage risk, including:

•	preserving our tier-one assets
•	continuing to focus on reducing costs and operating efficiently
•	responsibly managing our production, inventory and purchases
•	protecting and extending the value of our contract portfolio
•	maximizing cash flow and navigating by our investment-grade rating
•	positioning the company to self-manage risk and deliver long-term value.

At the end of 2019, our share price was down about 26% compared to the end of 2018, reflecting the weaker uranium spot price, and the costs associated with the deliberate actions we have taken to effectively manage the company in a low price environment. In addition, outside factors, including market access and trade policy issues, and global economic uncertainty continue to have a significant impact on the uranium market and in turn our share price. We continue to believe that our share price does not reflect the strength of our core business over the long term. Since 100% of our products go to producing clean, carbon-free electricity, we are confident there is a significant opportunity for us to be a growing part of the solution to the clean-air and climate change crisis the world is currently trying to address.

Share performance and executive compensation

The graph below compares our TSR to the S&P/TSX Composite Total Return Index for the past five years, assuming an initial $100 investment at the end of 2014 and reinvestment of dividends over the period.

The graph also compares our TSR to the named executives’ compensation. The reported compensation reflects the named executives’ compensation from the summary compensation table in our previous management proxy circulars. Where there were changes in named executives, we used the officers in place at the end of the year. For the most part, executive compensation decreases as the TSR decreases and increases as the TSR increases. For further information about how the CEO’s realized and realizable compensation relates to shareholder return, see the lookback table in the CEO compensation summary that follows.

2020 MANAGEMENT PROXY CIRCULAR 69

CEO compensation summary

Tim Gitzel, President and CEO

Tim Gitzel is responsible for our overall leadership, vision, and strategic direction. This includes overall responsibility for operating our business while managing risk to create long-term sustainable value for our shareholders.

2019 Key results

•   Implemented strategic change initiatives to preserve the value of Cameco’s assets and increase long-term shareholder value by continuing the suspension of production at McArthur River and Key Lake, continuing efforts to decrease general and administrative costs, and focusing on improving efficiency across the organization including an initiative to implement digital and automation technologies at McArthur River and Key Lake (taking advantage of the suspension of production to upgrade the technology at these mines).

•   Exceeded target adjusted net earnings in a challenging market.

•   Achieved an average realized price that is 32% above the average spot price for 2019, outperforming the market.

•   Achieved a strong balance sheet and retired $500 million in debt.

•   Exceeded our sales target by one and a half million pounds.

•   Delivered the best safety performance in the history of the company.

•   Maintained strong community relationships in northern Saskatchewan by finding new ways to support businesses there and ensuring that Cameco continues to be a leading industrial employer of Indigenous people.

CEO compensation

•   Tim’s target short-term incentive award for 2019 is 120% of his base salary and is based 80% on corporate performance and 20% on individual performance. Our corporate performance score of 130% of target resulted in a short-term incentive award that amounts to 161% of Tim’s base salary.

•   Tim received a long-term incentive award at target (valued at 355% of his 2019 base salary).

•   Both incentive awards are at-risk compensation – the long-term incentive award is based on both performance and share price.

Compensation (as at December 31)	Three-year average	2019	2018	2017

Fixed

Base salary	$1,036,967	$1,060,900	$1,025,000	$1,025,000

At-risk compensation

Short term incentive	$1,594,000	$1,706,000	$1,784,000	$1,292,000

Long term incentive

PSUs	$2,208,657	$2,259,960	$2,183,062	$2,182,950

Options	$1,472,489	$1,506,438	$1,455,454	$1,455,575

Total direct compensation	$6,312,113	$6,533,298	$6,447,516	$5,955,525

70 CAMECO CORPORATION

CEO realized and realizable pay

A significant component of CEO compensation consists of long-term incentives which are designed to focus the CEO on Cameco’s long-term success. These incentives are directly affected by our share price and TSR relative to the TSX index. As president and CEO, Tim receives over 60% of his compensation on a deferred basis as long-term incentives. This is performance and equity-based, at-risk compensation. The next table looks back at total direct CEO compensation during the last five years and compares it to the return on a shareholder’s investment. The analysis is based on the return of a $100 investment by a shareholder at the start of a period, and the reinvestment of dividends over the period, compared to $100 of total direct compensation for the CEO for each year. The chart illustrates Cameco’s strong track record of aligning CEO pay to Cameco’s performance. In each year, the current value of $100 invested by a shareholder is greater than the current value of $100 in compensation awarded to Cameco’s CEO.

	Total direct compensation	Realized pay[1]	Realizable pay[2]	Current value (realized pay + realizable pay)	Value of $100
					Period	CEO	Shareholder

2015	$ 5,368,747	$ 2,872,659	-	$ 2,872,659	12/31/14 to 12/31/19	$ 54	$ 67

2016	$ 5,514,934	$ 3,121,306	-	$ 3,121,306	12/31/15 to 12/31/19	$ 57	$ 73

2017	$ 5,995,525	$ 3,518,774	-	$ 3,518,774	12/31/16 to 12/31/19	$ 59	$ 86

2018	$ 6,447,516	$ 2,809,000	$ 2,340,540	$ 5,149,540	12/31/17 to 12/31/19	$ 80	$ 101

2019	$ 6,533,298	$ 2,766,900	$ 1,719,125	$4,486,025	12/31/18 to 12/31/19	$ 69	$ 75

1.	Includes salary, short-term incentive payout, PSU payout, if any, and value realized from exercised stock options, if any.

2.	Includes the market value of PSUs including dividends (assuming PSUs vest at target) and realizable value of stock options that are in-the-money.

Lookback

The chart to the right shows the impact of at-risk pay and the effect that performance and share price have on realized and realizable pay. We show Tim’s five-year average total direct compensation as set out above, compared to his average realized and realizable pay, also as set out in the above table. Realizable pay continues to be at risk.

Share ownership

Tim exceeds his share ownership requirement. He is required to own 4x his base salary in Cameco shares to align with shareholder interests, and the value of his shares and qualifying PSUs is nearly 4.8x his base salary. The table below shows Tim’s share ownership as of December 31, 2019. The target value of share ownership is calculated by using Tim’s 2019 base salary and the 4x multiple for his position, and is based on the year-end closing price of Cameco common shares on the TSX of $11.54 or the acquisition price of his shares or PSUs, whichever is higher. For additional details about share ownership see Share ownership guidelines and reporting starting on page 57.

Base salary	Multiple	Target value of share ownership ($)	Cameco shares		Qualifying PSUs		Value of share ownership (shares and qualifying PSUs) ($)
			Number held (#)	Value ($)	Number held (#)	Value ($)

1,060,900	4 x	4,243,600	299,594	3,457,315	137,622	1,588,158	5,045,473

2020 MANAGEMENT PROXY CIRCULAR 71

Executive compensation

Compensation discussion and analysis

1.    Approach

Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis.

Our program has three goals:

1.	Attract, retain and motivate executives, who are operating in a highly-demanding, complex and competitive global business environment.

2.	Establish a clear link between corporate performance and executive pay.

3.	Motivate executives to create shareholder value by:

•	using total shareholder return as a performance measure
•	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term
•	ensuring a significant portion of their total compensation is at risk, reinforcing the importance of strong leadership and their ability to influence business outcomes and financial performance, and is tied to share value to align the interests of executives and shareholders.

Target compensation

We target base salaries and total compensation at the median of our comparator group with the flexibility to position executive pay within the competitive range of the median for target performance.

The charts below show the 2019 target pay mix for total direct compensation for our named executives, and the amount of at-risk compensation.

We use financial and operational measures to assess performance for short- and long-term incentives.

Six principles drive our policy and program decisions relating to executive compensation:

1	TEAM

Promote executive teamwork by using incentive-based compensation that emphasizes corporate over individual performance.

2	PERFORMANCE

Base compensation decisions on corporate and individual performance, using a combination of financial, non-financial, internal and external measures, and absolute and relative performance, depending on short-term or long-term performance.

3	RETENTION

Focus part of the LTI program (PSUs) on absolute and controllable performance measures to retain skilled executives.

4	SHAREHOLDER ALIGNMENT

Use share ownership requirements and equity-based compensation to align executives with long-term interests of shareholders.

5	COMPARATOR

Benchmark shareholder experience and compensation program against a comparable group of companies.

6	MARKET COMPETITIVENESS

Target executive compensation around the range of the market median, depending on role, experience and performance, to ensure we can attract and retain our executive talent.

72 CAMECO CORPORATION

Research and benchmarking

We use national, provincial and industry compensation forecasts and benchmark our executive compensation against our comparator group for individual compensation components and total compensation by position. Performance, scope of the role, experience and internal equity are also considered.

We engage an independent compensation consultant for advice and analysis to make sure our executive compensation is fair and competitive and that we are balanced in our decision-making.

As a publicly-traded, global nuclear energy company based in Canada, we have no peers that are directly comparable, so the human resources and compensation committee, with the support of its independent consultant, established a comparator group of companies to assess both executive and director compensation.

Benchmarking compensation

Our objective is to have a robust and stable group of companies to benchmark against that are comparable by size and industry. We use a multi-step evaluation process to determine appropriate companies for assessing market levels of compensation. The evaluation process is based on our existing criteria and focuses on companies in the resource industry (mining in particular) that are similar in size and complexity and are a relatively good fit with the overall group.

Comparator group

The 2019 comparator group of 18 companies represents a cross-section of Canadian capital intensive companies from different sectors that are similar by size of assets, revenue, enterprise value, and market capitalization (generally ranging from one-third to three times the size of Cameco). These companies are also in regulated or relevant industries or in complex businesses, have operations in multiple geographic locations and jurisdictions, and have their head office in Canada.

2019 Comparator group
Diversified metals and mining	Energy (oil, gas and methanol)	Utilities, energy infrastructure and power producers
Agnico-Eagle Mines Ltd. Eldorado Gold First Quantum Minerals Ltd. Goldcorp Inc. Hudbay Minerals Inc. IAMGold Kinross Gold Corp. Lundin Mining Corp. New Gold Inc. Teck Resources Yamana Gold Inc.	ARC Resources Crescent Point Energy EnCana Corp. Enerplus Resources Fund MEG Energy Corp. Methanex Corp.	TransAlta Corp.

THIS YEAR’S NAMED EXECUTIVES

We have five named executive officers (named executives) in 2019, including the chief executive officer, chief financial officer, and the next three most highly compensated officers at December 31, 2019.

• Tim Gitzel	President and Chief Executive Officer (CEO)
• Grant Isaac	Senior Vice-President and Chief Financial Officer (CFO)
• Brian Reilly	Senior Vice-President and Chief Operating Officer (COO)
• Alice Wong	Senior Vice-President and Chief Corporate Officer (CCO)
• Sean Quinn	Senior Vice-President, Chief Legal Officer and Corporate Secretary (CLO)

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2.  Annual decision-making process

The board, the human resources and compensation committee, and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations to the board for its approval.

The illustration below shows our process, the different inputs we use to determine compensation, and the flow of information, recommendations and approval by our board.

Assessing the program

The human resources and compensation committee believes that it is good practice to review our compensation programs every year and continued this practice in 2019.

The committee reviews all policies and programs relating to executive compensation, which involves:

•	establishing the annual corporate objectives to measure performance
•	determining the proposed base salaries, short-term incentive awards, and long-term incentive awards
•	evaluating performance
•	reviewing and recommending executive compensation to the board for review and approval.

The committee retains an external consultant as an independent advisor on compensation matters who is also involved in the compensation review. Management retains a different external consultant as a general resource on human resources and other matters (see Compensation governance starting on page 54 for more information).

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3.  Measuring performance

Executive compensation decisions are based on corporate and individual performance. Performance objectives are tied to our strategy of focusing on our tier-one assets and profitably producing at a pace aligned with market signals to preserve the value of those assets and increase long-term value with an emphasis on safety, people and the environment.

Corporate performance and measuring success

We assess our corporate performance by how well we achieve both financial and operational goals, and group our corporate objectives into our four measures of success:

•	outstanding financial performance
•	safe, healthy and rewarding workplace
•	clean environment
•	supportive communities.

Our four measures of success allow us to proactively address the financial, social and environmental aspects of our business. We believe that each is integral to our overall success and that together they will ensure our long-term sustainability.

The corporate objectives are designed to support our strategic plan and the board approves them every year. They undergo a rigorous review process – management brings them forward to the human resources and compensation and safety, health and environment committees where they are reviewed to ensure they appropriately support our strategic plan and are achievable with significant management effort. The human resources and compensation committee then recommends the corporate objectives to the board for approval.

Linking pay to performance

The corporate objectives are used as performance measures under our short-term incentive (STI) plan. The STI scorecard on pages 84 and 85 lists our 2019 corporate objectives and weightings, and the threshold, target, maximum, and actual performance against these objectives under the STI plan.

Under our PSU plan, we assess performance over a three-year period based on three objectives. These objectives were recommended by management, reviewed by the human resources and compensation committee, and then recommended to the board for approval. The table on page 80 sets out the measures for PSUs granted in 2019.

PSU awards granted in 2017 were measured against three performance measures. They vested on December 31, 2019 and were paid out early in 2020, based on our performance against those three targets for the three-year performance period (see pages 86 to 88 for the performance assessment and details of the payout).

Performance measures under our STI and PSU plans are linked to our strategic plan to ensure our long-term growth and focus on creating long-term value. The better we perform, the greater the potential to realize a higher payout value.

Individual performance

The board assesses the CEO’s individual performance using the annual corporate objectives and recommendations by the human resources and compensation committee, which are based on:

•	overall corporate performance
•	implementation of the CEO’s strategies to increase long-term value
•	achievement of the CEO’s individual performance objectives.

The committee reviews feedback from all directors, reports from management and the CEO’s self-assessment and consults with its compensation consultant before making its recommendation to the board.

Every year the CEO assesses the individual performance of each senior vice-president using the annual corporate objectives as targets, with consideration of the executive’s influence in a given area. The CEO compares actual performance to the targets and evaluates the leadership effectiveness of the executive. The CEO discusses the performance of the executives with the committee and its compensation consultant. The committee then makes its recommendations to the board. The board approves all decisions on executive compensation.

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4.  Compensation components

Five components make up total executive compensation:

• Base salary
• Short-term incentive (STI)	}	at-risk compensation
• Long-term incentive (LTI)
• Pension
• Group benefits

FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES
BASE SALARY	Provides fixed compensation that is competitive with the market
Cash	One year	Based on current business challenges, experience, scope of the role, market competitiveness among the comparator group, individual performance and internal equity.	Fixed pay, paid throughout the year, provides a certainty at a base level for fulfilling their responsibilities. Represents 17-28% of target direct compensation for the named executives.
VARIABLE (AT-RISK SHORT TERM)	STI compensation encourages achievement of pre-established corporate and individual performance objectives. Payout is subject to a clawback policy
Cash	One year	Focuses on specific annual objectives. Target award based on market competitiveness among the comparator group and other factors. Actual award based on corporate and individual performance.

Provides a balanced focus on short-term performance based on a pre-determined set of performance measures weighted and scored in our scorecard. Actual payout on all measures ranges from 0-200%. Targets and results are approved by the board. Targets are tested to determine the level of stretch.

Using a balanced scorecard of different performance measures reduces the risk associated with emphasizing a single (or limited) performance measure.

VARIABLE (AT-RISK LONG TERM)	LTI compensation is an incentive to achieve longer-term performance and an opportunity to receive equity-based compensation aligned with shareholder interests. Payout is tied to Cameco share performance and is subject to a clawback policy
Performance share units	Three-year term, with vesting at the end of three years

Focuses on longer-term objectives.

Target award based on market competitiveness of the LTI package among the comparator group and other factors.

Actual payout based on our overall relative and absolute performance targets.

Payment is made in Cameco shares purchased on the open market, or in cash.

Performance is measured on previously established targets for relative and absolute measures. Three-year vesting period maintains longer term focus for decision-making and management of business. Vesting and payouts are capped. Payout on the relative TSR metric could be 0-200% and 0-150% on each of the other measures.

Stretch targets are based on achievement that is better than the comparator group and market.

Restricted share units	Three-year term, with vesting at the end of three years

Target award will be based on market competitiveness of the LTI package among the comparator group and other factors.

The realized value is based on Cameco’s share price.

Payment is made in Cameco shares purchased on the open market, or in cash.

Provides a balanced incentive to take appropriate risks. Three-year vesting period supports retention, and maintains longer-term focus for decision-making and management of business.
Stock options	Eight-year term, with one-third vesting each of the first three years starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the comparator group and other factors. The final realized value is based on the appreciation of Cameco’s share price.	Provides a balanced incentive to take appropriate risks. Three-year vesting eligibility period and eight-year term maintain longer-term focus for decision-making and management of business.
RETIREMENT BENEFITS
Defined contribution pension plan and supplemental executive pension program (defined benefit)	Ongoing	Based on market competitiveness and legislative requirements.	Tax efficient way to provide employment benefits. Provides security for employees and their families.
Group insurance, health and dental, income protection	Ongoing	Based on market competitiveness.

We also have employment agreements with our named executives (see page 98).

76 CAMECO CORPORATION

Base salary

We generally target base salaries at the median of the comparator group. We review base salaries every year, and compare them to similar positions in the comparator group. Then we review our corporate performance, the individual’s performance, experience and scope of the role as well as internal equity to make sure any increases are fair and balanced. Salary adjustments, if any, for our named executives are normally effective January 1.

Short-term incentive (STI)

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

Cameco has to meet a minimum level of performance (threshold) for each measure before being eligible for a payout of 50% on that measure. Achieving target produces 100% payout on that measure. The maximum payout on any STI target is 200%. There is no payout if performance is below threshold. Individual performance has a maximum payout factor of 150%. The targets are considered challenging or stretch.

The human resources and compensation committee sets the target STI award for each executive based on position, internal equity and market competitiveness. The table below shows the current target levels and weightings used to establish the actual awards. The weighting of corporate and individual performance is the same for all executives, which promotes executive teamwork and closely aligns the interests of executives and shareholders. Actual bonuses are based on performance for the year and paid in the following year after our year-end results are released.

Position	STI target for 2019 (% of base salary)	Corporate performance weighting	Individual performance weighting
CEO	120%	80%	20%
Senior vice-presidents	65-80%	80%	20%

Determining the payout

We use a balanced scorecard to broadly measure corporate performance and give participants a clearer picture of their potential award. The scorecard includes all of the corporate objectives and applies a weighting to each one. Individual performance is also measured.

Measuring corporate performance

The board establishes the measures and weightings every year based on the committee’s recommendation. These objectives represent our four measures of success which highlight the importance we place on our financial and non-financial measures and the social and environmental aspects of our business as a responsible corporation.

As part of the process in determining the STI award, the human resources and compensation committee consults with the safety, health and environment committee on our performance related to safety, health and the environment and related corporate results. The human resources and compensation committee then brings forward a recommendation to the board.

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Measuring individual performance

The committee determines the individual performance measures and weightings for the CEO, while the CEO recommends to the committee the individual performance measures and weightings for the other named executives. Assessment of individual performance is based on the executive’s contribution to corporate performance and individual performance measures. The CEO assesses individual performance for the named executives and presents them to the committee. The committee assesses the CEO’s performance.

Once the individual performance assessment is complete, the assessments are approved by the committee. The corporate performance multiplier and the executive’s assessment results are used to calculate the annual bonus based on the formula below.

Applying discretion

The board can use discretion to increase or decrease the amount of the STI award when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set. It cannot exceed the overall maximum payout of 200%. See the HRCC chair’s letter (page 62) for a discussion on how the board used its discretion to decrease the amount of the 2019 STI award.

Long-term incentive (LTI)

LTI provides executives and management employees the opportunity to receive equity-based compensation to drive longer-term performance. Both the committee and the board believe equity-based compensation is important for motivating employees to deliver strong longer-term performance, aligning their interests with those of our shareholders and providing pay that is competitive with the market.

LTI has historically been awarded to executives as PSUs and stock options, with RSUs granted under limited circumstances. This LTI mix allowed us to use different vesting criteria, eligibility and performance measures for at-risk compensation. In 2020, RSUs will replace stock options in the LTI mix. See page 89 for details about this change.

Award	How it’s used	Business focus	Who participates	Vesting	How it’s settled	Alignment with shareholders
PSUs (page 79)	60% of target LTI award	Performance vesting criteria Directly linked to long-term, absolute and relative performance and share price Reduces the number of option awards, lessening the dilutive impact to shareholders	Vice-presidents and above	Vest after three years based on performance	Cameco shares purchased on the market or cash	Motivates executives to create shareholder value that can be sustained over a longer period on both an absolute and relative basis Non-dilutive
Stock options (page 81)	40% of target LTI award, effective prior to 2020 grants	Ties a portion of future compensation to the long-term performance of our shares	Vice-presidents and above	Vest over three years, expire after eight years	Option to buy Cameco shares issued from treasury at the exercise price	Motivates executives to increase shareholder value
Restricted share units (page 82)	40% of target LTI award, effective with 2020 grants	Ties a portion of future compensation to the longer-term performance of our shares	Vice-presidents and above	Three-year term, with vesting at the end of three years	Cameco shares purchased on the open market, or in cash	Motivates executives to increase shareholder value Non-dilutive

78 CAMECO CORPORATION

LTI awards are granted every year on the first business day in March after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes the first business day in March, we will make the grants on the next trading day after the blackout period has ended.

The board can grant special LTI awards at other times during the year if required for promotions, new hires or to address specific business issues.

Determining the mix

The committee set the 2019 target mix of the long-term incentive awards at 60% PSUs and 40% options, so that all of the LTI is performance based, with options only having a value if our share price increases and PSUs vesting based on performance against a number of factors.

The committee evaluates the mix of options and PSUs every year, and discusses national trends with its compensation consultant, including the relevance of stock options in our industry and the declining emphasis Canadian public companies are placing on stock options and other equity-based awards. The committee takes into account previous awards of PSUs and options when it considers new LTI grants.

During 2019, the committee considered the merits of keeping stock options in our compensation program and made a decision to replace them with RSUs starting in 2020. RSUs, like stock options, align with share price over a longer-term horizon, are a common form of LTI in our comparator group, and provide retention value. They also reduce the depletion of the option pool – RSUs are non-dilutive to shareholders as shares are purchased on the market when they vest.

Performance share unit (PSU) plan

The PSU plan design is described in the table on the previous page, including vesting at the end of a three-year period. The formula below shows how the performance factors determine the final number of PSUs that vest.

The performance multipliers are determined at the time each PSU award is granted.

Each PSU represents an opportunity to receive a Cameco common share purchased on the open market at the end of the three-year performance period (or cash, at the board’s discretion). PSUs granted in 2018 and 2019 earn dividend equivalents in the form of additional PSUs.

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Determining the payout

We use a scorecard to align senior management’s compensation with their ability to improve corporate performance over the three years. The PSUs measure absolute and relative performance so management maintains a balanced, longer-term focus on delivering shareholder value.

For our 2017, 2018 and 2019 awards, performance measures are based on one absolute and two relative measures: all-in sustaining cash cost, relative realized uranium price and relative TSR. As companies in our comparator group are not affected by the uranium price like Cameco, TSR is a challenging performance measure, likely to over compensate in a strong uranium market, and to under compensate in a depressed uranium market rather than rewarding industry outperformance, which is the intention of this measure.

Measuring performance

The human resources and compensation committee reviews the performance measures and targets every year and recommends them to the board for approval. The targets are set on the basis that they are challenging to achieve.

The table below shows the measures and weightings for PSUs awarded in 2019 for 2019 to 2021 performance.

Measure	Weighting	Description	What it measures

Average relative realized uranium price 0 to 150%	30%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two independent industry benchmarks for the same period:

•   EIA (US energy information administration) price for sales in the US

•   ESA (Euratom supply agency) price for sales in Europe.

The payout at the end of the three-year period is based on 2018, 2019 and 2020 sales due to timing of when pricing information is available.

Measures performance relative to

our competitors. Consistently achieving higher prices than our competitors is a stretch target because uranium is a fungible product and we need to distinguish our uranium from our competitors to achieve a premium price.

We use these pricing indicators because they are publicly-available measures set by independent third parties.

All-in sustaining cash cost (AISCC)[1] 0 to 150%	30%	Achieve three-year cumulative cost reductions while safely achieving steady production at the Saskatchewan tier-one operations in the three-year period from 2019 to 2021.	Measures absolute performance and ties directly to our strategic plan.

Three-year relative total shareholder return (TSR) 0 to 200%	40%

Achieve three-year average TSR at the median of the three-year average TSR achieved by companies in the TSX 60.

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX during the three-year period from 2019 to 2021.

			Measures performance relative to the broader index.

PERFORMANCE MULTIPLIER Maximum of 170%		The overall performance factor is the sum of the three weighted targets above.

INITIAL GRANT OF PSUs		Notional units awarded at the beginning of the three-year performance period.

PSU PAYOUT

Payout amount is the initial number of PSUs granted, plus dividend equivalents, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares, after deducting applicable withholding taxes.

1.

Cash outlay to sustain the operation of the site. It does not include growth capital or royalties. This information is prepared as part of each site’s annual three-year business and budget plan and is incorporated in the monthly financial report for each site.

80 CAMECO CORPORATION

PSU performance multiplier

The performance multiplier for each measure depends on our performance against each target. The table below shows how we assessed performance against each measure in the PSU scorecard on page 87 for 2017 to 2019 performance.

Performance measures (and weighting)	Threshold performance	If we achieve:	Then the performance multiplier is:

Average realized uranium price (30%)	80% of our target of 100%	Less than 80% of the corresponding target	0%

		80 to 120% of the corresponding target	50 to 150% (in a straight-line interpolation)

		More than 120% of the corresponding target	150%
All-in sustaining cash cost (30%)	$900 million over a three-year period (target is $818 million)	More than $900 million	0%

		$736 million to $900 million	50 to 150% (in a straight-line interpolation)

		Less than $736 million	150%

Our three-year average TSR (40%)	25th percentile (target is the 50th percentile)	Below the 25th percentile among our comparator group	0%

		From the 25th to the 50th percentile	50 to 100% (in a straight-line interpolation with 100% at the 50th percentile)

		50th percentile	100%

		50th to 75th percentile	100 to 200% (in a straight-line interpolation)

		Higher than the 75th percentile	200%

Applying discretion

The committee can use discretion to make adjustments so that payouts appropriately reflect performance and discourage excessive risk-taking. We fully disclose any use of discretion, together with the rationale and the particular circumstance. No adjustments were made to the PSU score for 2017 to 2019 performance.

Stock option plan

Prior to 2020, the board granted stock options for executives at the vice-president level and above as part of their LTI compensation mix. The committee takes into account previous equity awards when it considers new grants of options. The board fixes the exercise price of an option at the time of the grant as the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an option holder leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. Vested options can be exercised during the same period. See Termination and change of control benefits starting on page 98 for details.

No more than 10% of our total issued and outstanding shares can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. No more than 5% of our total issued and outstanding shares can be issued to any one person. Options cannot be transferred to another person (other than by will or intestate succession).

Making changes – The board can change, suspend or terminate the stock option plan, subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange where our shares are listed. Some changes may require approval from shareholders or a governmental or regulatory body.

Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan. See Appendix C for information about changes to the stock option plan that must be approved by shareholders.

According to the TSX rules for reporting on equity compensation plans, there were no plan changes in 2019.

The Summary compensation table on page 91 gives information about the grant date value of options awarded to the named executives over the past three years. The Incentive plan awards table on page 93 gives information about the 2019 year-end value of the named executives’ unexercised options and PSUs that have not vested.

2020 MANAGEMENT PROXY CIRCULAR 81

Restricted share units

Prior to 2020, the board granted RSUs from time to time to senior management, mainly as a targeted retention tool, on the recommendation of the committee. Each RSU represents one notional common share. These RSUs would typically vest at the end of three years. Management employees below the level of vice-president receive their annual LTI awards as RSUs which vest one-third each year over three years. See 2020 Program changes on page 89 for information about how RSUs will replace stock options in the LTI compensation mix going forward.

Pension

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental program.

Registered base plan – We have a registered defined contribution plan for eligible employees. All of the named executives participate in our defined contribution plan. We contribute 13% of the named executive’s pensionable earnings to the defined contribution plan every two weeks up to the annual maximum allowed by the Canada Revenue Agency. The contribution rate changed from 12% to 13% as of April 1, 2019 ($27,230 in 2019).

Supplemental program – This non-contributory supplemental defined benefit retirement plan is designed to attract and retain talented executives over the longer term. It provides a retirement income that is commensurate with the executive’s salary and offsets the registered pension plan limits under the Income Tax Act (Canada).

All of our Canadian-based management at the vice-president level and above participate in the supplemental retirement plan (see Pension benefits on page 96 for more information).

Benefits

Group benefits – We provide group benefits to all our employees. The named executives participate in an enhanced program and receive coverage similar to those offered by companies in our comparator group. These benefits include life insurance, long-term disability insurance, extended health care, dental care and emergency medical coverage.

Perquisites – Our named executives also receive additional benefits as part of their total compensation, similar to those offered by companies in our comparator group. These include a financial and tax planning allowance, a vehicle allowance, an executive medical plan, additional life insurance and salary protection in the event of short-term disability.

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5.  2019 Performance and compensation

Base salary

The named executives received 3.5% salary increases for 2019 to position their pay around the market median. The chief operating officer received an 8.5% salary increase to position his pay closer to the market median.

Short-term incentive (STI)

The STI award is based on targets set for each named executive as a percentage of base salary and actual corporate and individual performance. Target awards are set at the median of those of our comparator group. The plan design is based 80% on corporate performance and 20% on individual performance for all executives.

Corporate performance was assessed at 130% for 2019, reflecting strong company performance. STI awards are reported in the summary compensation table on page 91. You can find a complete description of the plan design beginning on page 77.

2019 results

Cameco’s performance in 2019 was strong despite a tough market where uranium prices remained low. We delivered solid results in terms of our annual financial performance, safety and clean environment commitments and supportive communities’ commitments. We executed on all strategic fronts – operational, marketing and financial. On the operational front, Cigar Lake and the Fuel Services segment performed very well. With the McArthur River/Key Lake operations still on care and maintenance, production in our uranium segment remained well below our committed sales. As a result, we were actively purchasing material on the spot market. On the financial front, we are well-positioned to execute on our strategy and self-manage risk. Our balance sheet is strong – we started 2020 with $1.1 billion in cash and $1 billion in long-term debt with maturities in 2022, 2024 and 2042. Despite continued challenges in the market and our work internally to improve efficiencies and reduce costs in an organizational structure that has been significantly downsized and consolidated, Cameco was able to meet or exceed six of our seven targets for corporate performance for 2019.

Detailed STI performance results and weightings are reported in the STI scorecard that follows. The human resources and compensation committee and the board review the results and the performance and payouts under each STI measure to determine if there are any exceptions that should be considered in calculating the corporate performance score. The earnings target in 2019 achieved the maximum score, partially due to the $40.3 million (US) cash award from the successful conclusion of our arbitration with TEPCO. The arbitrators agreed with Cameco that TEPCO was not entitled to terminate the supply agreement, but awarded damages lower than our claim. The board carefully considered the unique facts and circumstances of this case with input from the human resources and compensation committee, and, together with management, concluded that a maximum score for the earnings payout does not properly reflect the disparity between the amount of the award and our claim. Accordingly, the board used its discretion to reduce the earnings performance score from 200% to144% to reflect the lower than expected award.

See note 1 to the STI scorecard that follows for additional information about how we determined our adjusted net earnings performance.

About the payout

Threshold performance provides a 50% payout on that measure, while performance at target produces a 100% payout, and maximum performance provides a 200% payout.

There is no payout if performance is below threshold. We have a 200% cap on payouts for performance above the maximum to mitigate excessive risk-taking.

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STI scorecard

2019 STI targets					Payout percentage	Performance weighting		Payout
Objective/target	Threshold	Target	Maximum	Actual performance

OUTSTANDING FINANCIAL PERFORMANCE (50% weighting)
Achieve budgeted adjusted net earnings.	($43)	$0	$10	Performance exceeded our target maximum. Adjusted net earnings were $31 million[1] which would have resulted in a 200% payout percentage. The board used its discretion to decrease the payout percentage to 144%.	144.0%	x	25% =

Achieve budgeted cash flow from operations (before working capital changes). ($ millions)	$226	$282	$338	Cash flow from operations (before working capital changes) was $428 million[1]. Performance exceeded our target maximum.	200.0%	x	25% =

SAFE, HEALTHY AND REWARDING WORKPLACE (20% weighting)
If a fatality or permanent disability were to occur, the entire safety performance would default to 0%.
Leading Indicators - strive to complete corrective actions on time and increase the number of JTOs (job task observations) completed.	80.0%	95.0% or higher	120.0%	In 2019, corrective actions were completed on time 92% of the time and an increased number of job task observations were completed. This slightly exceeded our target.	101.3%	x	10% =
Strive for no injuries at all Cameco-operated sites and maintain a long-term downward trend in combined employee and contractor radiation doses, and injury frequency and severity (measured by TRIR2).	2.30	1.5 or lower (1.06 to 1.94 target range)	0.70	TRIR[2] achieved our 2019 target performance range and performance was 20% stronger year-over-year. There were no significant safety incidents in 2019.	100.0%	x	10% =

SUPPORTIVE COMMUNITIES (15% weighting)
Execute the Vision in Motion project by supporting northern business development opportunities through sourcing services from northern Saskatchewan vendors.	$8.56 and 100% complete	$7.78 and 100% complete	$7.00 and 100% complete	100% of the project was completed on time, but costs exceeded our target. The threshold was therefore not met for this combined target.	0.0%	x	10% =

Sign contract in support of northern business development opportunities to source services from northern Saskatchewan vendors.	Signed; ≥10% in-house cost	Signed; match in-house cost	Signed; ≤10% in-house cost	In 2019, signed the contract at 7.7% less than in-house costs. This exceeded our target.	177.1%	x	5% =

84 CAMECO CORPORATION

2019 STI targets					Payout percentage	Performance weighting		Payout
Objective/target	Threshold	Target	Maximum	Actual performance

CLEAN ENVIRONMENT (15% weighting)

If an incident occurs that results in moderate or significant environmental impacts or current and future remediation costs of greater than or equal to $1 million or which has a reasonable potential to result in significant negative impact on the company’s reputation with our major stakeholders, the payout would default to 0%.

Improve environmental performance in significant environmental aspects by achieving divisional targets.	80%	95% to 105%	120%	Environmental performance targets were within the target performance range. There were no significant environmental incidents in 2019.	100.0%	x	15% =
OVERALL 2019 STI PERFORMANCE			2019 CORPORATE PERFORMANCE MULTIPLIER

1.

We use adjusted net earnings and cash flow provided by operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS, and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. The adjusted net earnings and cash flow provided by operations amounts in the 2019 compensable targets table are different than what are reported in our 2019 annual management discussion and analysis (2019 MD&A). As reported in further detail on page 63 of this document and page 28 of our 2019 MD&A, adjusted net earnings starts with reported net earnings attributable to equity holders and is then decreased by a net $33 million to exclude the effect of adjustments on derivatives, reclamation provision adjustments, and income tax adjustments. For compensation purposes, adjusted net earnings as reported in our 2019 MD&A is further adjusted for variances in foreign exchange rates as compared to budget. To calculate cash flow from operations (before working capital changes), we start with cash provided by continuing operations as reported on page 63 of this document and page 27 of our 2019 MD&A and deduct the impact of working capital changes of $96 million, then we further adjust for variances in foreign exchange rates as compared to budget.

2.

The total recordable incident rate (TRIR) is an Occupational Safety and Health Administration (OSHA) safety metric that was adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost-time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone.

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Individual performance

Individual CEO performance was assessed against the following core measures set for 2019, similar to those set in previous years:

Key operating results Strategic change initiatives Leadership effectiveness	}	The committee can also add any other performance measures it deems appropriate

In developing its recommendation for the board, the committee assessed overall CEO performance using these measures as well as corporate performance, implementation of our strategy to achieve shareholder value, the recommendations from the compensation consultant, feedback from board members, and the CEO’s own self-assessment.

The board discussed the results of the CEO assessment and considered the committee’s recommendation during an in camera session without management present before approving the CEO’s 2019 STI award. The board’s decision to approve a payout to the CEO on individual performance that was above target was based on Tim’s strong leadership, strategic initiatives and significant performance results made during 2019.

The CEO determines the individual performance measures that will be used for the other executives, sets the weightings for each, and conducts a performance assessment for each senior vice-president. Senior vice-presidents assess the performance of vice-presidents. For each of the senior vice-presidents, the CEO provided a detailed assessment of their performance, particular achievements and leadership. The committee considered these assessments in light of the key operating results for 2019 and approved the CEO’s recommended performance assessments for each of the senior vice-presidents, including the named executives.

Long-term incentive (LTI)

Each LTI award is based on the level of the position, internal equity and overall market competitiveness. The 2019 LTI awards were benchmarked to the median of the comparator group. LTI awards are reported in the Incentive plan awards table on page 93. The table on page 80 explains the targets and weightings for PSUs awarded in 2019.

Position	LTI award (% of base salary)	Actual % of PSUs and options granted in 2019 (PSUs/options)
President and CEO	355%	60/40
Senior Vice-President and Chief Financial Officer	250%	60/40
Senior Vice-President and Chief Operating Officer	225%	60/40
Senior Vice-President and Chief Corporate Officer	200%	60/40
Senior Vice-President, Chief Legal Officer and Corporate Secretary	200%	60/40

Starting with 2018 grants, PSUs earn dividend equivalents in the form of additional PSU. The dividends vest in proportion to the underlying PSUs and are paid out when the award is settled.

About the payout (2017 PSU awards)

Payout formulas have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier, and to cap payouts to eliminate any excessive risk-taking. There is no payout if performance is below threshold. See the table on page 81 for details.

The calculated payout of the 2017 PSU awards for the performance period January 1, 2017 to December 31, 2019 was 71.6% of the number of PSUs granted. The ultimate value of the payout was 55% of the value of the PSUs granted in 2017. The payout was made in March 2020.

86 CAMECO CORPORATION

PSU scorecard

The following table shows the threshold, target and maximum for each objective and our results against the three performance measures under the plan at the end of the performance period.

Three-year results (ending December 31, 2019)					Performance payout	Weighting		Performance multiplier
Corporate objective/target	Threshold	Target	Maximum	Actual performance

Average realized uranium price

0 to 150%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same

period – the EIA price for sales

in the US and the ESA price

for sales in Europe.

The 2017 grant is based on 2016,

2017 and 2018 sales due to timing of when pricing information is available.

	80% of target	100% of target	At or above 120% of target	Achieved an average realized price for uranium sales of $38.16 (US), which is above the weighted average price for sales in two industry benchmarks for the same period.
	$30.23	$37.79	$45.35	101.1% achievement	= 102.5%	x	30% =

All-in sustaining cash cost 0 to 150% Achieve all-in sustaining cash cost of $818 million in the three-year period 2017 to 2019 from our Saskatchewan tier one operations. ($ millions)	$900	$818	$736	Achieved all-in sustaining cash cost of $762.9 million from the identified operations for the three-year period 2017 to 2019.
	$900	$818	$736	107.2% achievement	= 136.0%	x	30% =

Our three-year average total shareholder return (TSR)

0 to 200%

Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in the comparator group in effect at the time.

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX for the three-year period 2017 to 2019.

	At the 25th percentile	At the 50th percentile	At or above the 75th percentile	Three-year average TSR was at the 23rd percentile of our comparator group for the three-year vesting period from 2017 to 2019.

	P25	P50	P75	P23 achievement	= 0.0%	x	40% =
PSU PERFORMANCE MULTIPLIER[1] Sum of the three weighted factors
1.	The multiplier is rounded to one decimal. Actual payouts are calculated using the precise multiplier, which is 71.55%.

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Relative performance

The 2017 PSU awards vested based on performance conditions that were set at the time of the grant. Our three-year average TSR for 2017 to 2019 was at the 23rd percentile of the TSX 60 group of companies.

Grant value vs. payout value

The grant value of the PSUs in 2017 was based on $14.70, our closing share price on the TSX on the trading day prior to the grant (as disclosed in the summary compensation table of our 2018 proxy circular).

The payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier (calculated at a payout of 71.6% of the number of PSUs granted). This results in a payout of 55% of the original grant date value based on our performance and share price.

The table below shows the calculation of the payout on or about March 1, 2020 for each named executive. The value of the payout is based on $11.31, the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on or about March 2, 2020.

Name		(Multiplier x Weighting)
	2017 PSU award (# of units )		Average realized uranium price		All-in sustaining cash cost		Our three-year average TSR		Value of total 2017 PSU payout ($)
Tim Gitzel	148,500								1,201,774
Grant Isaac	56,100								454,007
Brian Reilly	8,820	x	(102.5% x 30%	+	136.0% x 30%	+	0.0% x 40%)	=	71,393
Alice Wong	36,300								293,782
Sean Quinn	35,100								284,066

The next table shows the vesting history of PSUs awarded to our named executives and paid out over the past three years. Awards vested below target in 2018, 2019 and 2020, highlighting the at-risk nature and link between pay and performance.

PSUs awarded in	Vested as a % of target	Paid out, after deducting withholding taxes
2017	71.6%	March 2020
2016	61.1%	March 2019
2015	65.6%	March 2018

88 CAMECO CORPORATION

6.   2020 Compensation decisions

Base salary

Over the last number of years, Cameco has made tough but necessary business decisions to preserve its tier-one assets and to reduce operating and general administrative expenses. As a result, the CEO recommended that the named executives not receive salary increases for 2017 or 2018, except for the chief operating officer who was appointed to the role in July 2017 and received a 5% increase in base salary as of January 1, 2018 to move him closer to the market median for his role. The board approved modest salary increases for the named executives for 2019 to position their pay around the market median. In 2020, the board approved a 5% salary increase for the chief operating officer and 3% salary increases for the other named executives (except the CEO who, on his request, received no salary increase) to position their pay around the market median.

Short-term incentive (STI)

The STI plan will continue to use a balanced scorecard approach that supports Cameco’s four measures of success. The plan emphasizes strong financial performance with 50% of the STI plan based on achievement of financial results.

Long-term incentive (LTI)

2020 LTI awards

LTI awards granted to executives in early 2020 were benchmarked at the median of the comparator group and were based on a percentage of base salary (see page 86 for details about each position).

LTI awards consisting of 60% PSUs and 40% RSUs were granted to the named executives on March 2, 2020 as follows:

•

PSUs vest at the end of a three-year period based on our performance against the following criteria: our average realized uranium price relative to industry benchmarks (50%), and all-in sustaining cash cost (50%) for our Saskatchewan tier-one operations (see page 80 for a description of what this includes)

•	RSUs vest at the end of a three-year period.

	PSUs			RSUs
Name	Number granted[1]	Value of grant[2] ($)	Date when performance period ends	Number granted	Value of grant[2] ($)	Vesting date
Tim Gitzel	194,650	2,259,887	12/31/2022	129,750	1,506,398	03/02/2023
Grant Isaac	75,750	879,458	12/31/2022	50,500	586,305	03/02/2023
Brian Reilly	58,400	678,024	12/31/2022	38,950	452,210	03/02/2023
Alice Wong	49,000	568,890	12/31/2022	32,650	379,067	03/02/2023
Sean Quinn	47,400	550,314	12/31/2022	31,600	366,876	03/02/2023

1.	PSUs granted

The number of PSUs reflects 100% of the original number of PSUs granted and has not been adjusted to reflect performance. PSUs accumulate dividends during the vesting period. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

2.	Value of PSUs and RSUs granted

The values represent the number of PSUs and RSUs granted to each named executive, multiplied by $11.61, the closing price of Cameco shares on the TSX on the trading day immediately before the grant.

2020 Program changes

The board approved the committee’s recommended changes to the incentive plans starting in 2020 (outlined below) to support Cameco’s strategy and business plan while recognizing the prolonged challenging market conditions and the importance of efficiently managing Cameco in a low price environment.

PSU measures

2020 PSU awards will be based on two equally weighted performance measures, one relative and one absolute, aligned with best practice. Using equally weighted relative and absolute performance measures ensures that management continues to maintain a balanced focus on delivering shareholder value over the long term. Our relative measure is average realized uranium price relative to industry benchmarks. Our absolute measure is all-in sustaining cash costs for our Saskatchewan tier-one operations. We are eliminating the use of relative TSR for 2020. The measures we have chosen are tied closely to our strategy, are stronger indicators of true performance than relative TSR and better support the plan’s objective of closely aligning pay and performance over the long term.

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While relative TSR is an indicator of performance, it is most relevant when comparing share performance of similar companies in a comparable industry or related commodity. There are no publicly-traded uranium companies that are similar in size or scale to Cameco and the TSX 60 group of companies is not affected by the uranium price like Cameco. This makes comparing TSR relative to the TSX 60 a comparison of uranium prices relative to general stock market performance, rather than the intended purpose, which is to assess industry and commodity price out-performance. While we are eliminating relative TSR as a performance measure under the PSU plan, the value of PSU payouts is tied to performance over a three-year period and the price of Cameco shares, aligning with shareholder interests. TSR is a challenging performance measure, likely to over compensate in a strong uranium market, and to under compensate in a depressed uranium market rather than rewarding industry out-performance, which is the intention of this measure.

Elimination of stock options

Stock options are being replaced by RSUs in the LTI compensation mix starting in 2020. During 2019, the committee considered the merits of keeping stock options in our compensation program and made a decision to replace them with RSUs starting in 2020. RSUs, like stock options, align with share price over a longer-term horizon, are a common form of LTI in our comparator group, and provide retention value. They also reduce the depletion of the option pool – RSUs are non-dilutive to shareholders as shares are purchased on the market when they vest.

90 CAMECO CORPORATION

2019 Compensation details

Summary compensation table

The table below shows the compensation awarded to the named executives in 2019 and the previous two years.

Name and principal position	Year	Salary[1]		Share- based awards[2]		Option based awards[3]		Annual incentive plans[4]		Pension value[5]		All other compensation[6]	Total compensation
Tim Gitzel President and Chief Executive Officer	2019 2018 2017	$ $ $	1,060,900 1,025,000 1,025,000	$ $ $	2,259,960 2,183,062 2,182,950	$ $ $	1,506,438 1,455,454 1,455,575	$ $ $	1,706,000 1,784,000 1,292,000	$ $ $	491,500 318,300 302,900	– – –	$ $ $	7,024,798 6,765,816 6,258,425

Grant Isaac	2019		$569,300		$853,593		$569,427		$606,000		$247,500	–		$2,845,820
Senior Vice-President and Chief	2018		$550,000		$825,228		$549,934		$598,000		$186,300	–		$2,709,462
Financial Officer	2017		$550,000		$824,670		$550,070		$433,000		$170,400	–		$2,528,140

Brian Reilly	2019		$478,500		$645,921		$430,763		$476,000		$311,000	–		$2,342,184
Senior Vice-President and Chief	2018		$441,000		$595,432		$396,858		$448,000		$509,400	–		$2,390,690
Operating Officer	2017		$341,610		$129,654		$86,397		$212,000		$971,700	–		$1,741,361

Alice Wong	2019		$460,300		$552,011		$368,131		$398,000		$218,700	–		$1,997,142
Senior Vice-President and Chief	2018		$444,700		$533,738		$355,740		$387,000		$(1,200)	–		$1,719,978
Corporate Officer	2017		$444,700		$533,610		$355,770		$277,000		$5,700	–		$1,616,780

Sean Quinn	2019		$445,100		$684,096		$456,198		$384,000		$215,000	–		$2,184,394
Senior Vice-President. Chief Legal Officer	2018		$430,000		$516,192		$344,036		$374,000		$38,900	–		$1,703,128
and Corporate Secretary	2017		$430,000		$515,970		$344,045		$268,000		$43,100	–		$1,601,115

1.	Base salary

Each amount reflects actual pay for the year. There were no salary increases in 2017 or 2018, except for Brian Reilly’s salary changes which reflect a change in role when he was promoted to his current position as of July 1, 2017 and a 2018 salary increase to move him closer to the market median for his role.

2.	Share-based awards

These amounts reflect the grant date value of the number of PSUs awarded, set out in the table below, using the closing price of Cameco shares on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can approve up to 200% if performance is exceptional).

Brian Reilly was granted share-based awards in 2017 when he joined our senior management at Canadian headquarters as vice-president, mining, projects and technology. He was formerly managing director for Cameco Australia Pty Ltd, a wholly-owned subsidiary.

The grant date value of Sean Quinn’s PSU award was increased by $150,000 in 2019 to recognize his significant leadership role in Cameco’s legal dispute with the CRA.

	March 1, 2019	March 1, 2018	March 1, 2017
Tim Gitzel	148,000	192,850	148,500
Grant Isaac	55,900	72,900	56,100
Brian Reilly	42,300	52,600	8,820
Alice Wong	36,150	47,150	36,300
Sean Quinn	44,800	45,600	35,100
Grant price	$15.27	$11.32	$14.70

For purposes of financial statement disclosure, the PSUs were valued at $15.33 per unit for 2019, $11.43 per unit for 2018, and $14.72 per unit for 2017 using a Monte Carlo pricing model and the key assumptions set out in the table below. This model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower. The non-market criteria relating to realized selling prices and production targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
March 2019	–	37.8	1.8	3.0	12.0
March 2018	–	37.1	1.9	3.0	8.8
March 2017	–	36.2	0.9	3.0	8.8

The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
March 1, 2019	15.27	15.33	(0.06)
March 1, 2018	11.32	11.43	(0.11)
March 1, 2017	14.70	14.72	(0.02)

2020 MANAGEMENT PROXY CIRCULAR 91

3.	Option-based awards

These amounts reflect the grant date value of the actual number of options originally granted using the Black-Scholes option-pricing model and key assumptions determined by the compensation consultants and listed below.

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations.

The grant date value of Sean Quinn’s option award was increased by $100,000 in 2019 to recognize his significant leadership role in Cameco’s legal dispute with the CRA.

	March 1, 2019	March 1, 2018	March 1, 2017
Tim Gitzel	275,400	472,550	434,500
Grant Isaac	104,100	178,550	164,200
Brian Reilly	78,750	128,850	25,790
Alice Wong	67,300	115,500	106,200
Sean Quinn	83,400	111,700	102,700
Grant date valuation (per option)	$5.47	$3.08	$3.35

The human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer (March 2019, March 2018, and March 2017). It then recommended to the board the number of options to grant, which the board approved.

The compensation consultants used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
March 2019	0.60	38.3	1.9	5.5	15.27
March 2018	2.90	37.2	1.9	5.5	11.32
March 2017	2.90	33.0	1.1	5.5	14.70

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however a consistent approach has been used for compensation valuation purposes. The expected life assumption is based on Mercer’s calculation of the expected life of Cameco options and options issued by companies in the comparator group in effect at the time. They calculate the expected life by adding the actual term (eight years) to the vesting period (three years), and dividing in half.

For purposes of financial statement disclosure, options were valued at $4.92 (awarded in March 2019), $3.48 (awarded in March 2018), and $3.34 (awarded in March 2017) each on the date of the grant. For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower. We used the Black-Scholes option-pricing model all three years and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
March 2019	0.52	35.9	1.8	4.9	15.27
March 2018	0.71	34.8	2.0	4.8	11.32
March 2017	2.72	33.7	1.1	4.7	14.70

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method and assumptions used in valuing compensation of companies in the comparator group to allow for a better comparison with market comparators.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options. The table below shows the difference between the grant date value for compensation purposes and the accounting value assumptions used for purposes of financial statement disclosure.

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
March 1, 2019	5.47	4.92	0.55
March 1, 2018	3.08	3.48	(0.40)
March 1, 2017	3.35	3.34	0.01

4.	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year.

5.	Pension value

The amounts for the named executives include company contributions under the registered defined contribution pension plan as applicable, plus the present value of the projected pension earned in each year for service credited under the supplemental executive pension program. The amount for each named executive is the Compensatory change reported in the table for Executive pension value disclosure on page 97.

6.	All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for each of the named executives. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares with PSU payouts, premiums on incremental life insurance and long-term disability, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

Value of options exercised (supplemental information)

None of the named executives have exercised options in the last three years. Except those granted in 2018, all options awarded to the executives since 2012 have an exercise price greater than the current price of Cameco shares on the TSX and therefore are currently out-of-the-money.

92 CAMECO CORPORATION

Incentive plan awards

The table below shows the total unexercised option and share awards granted to the named executives as of December 31, 2019.

				Option-based awards				Share-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the- money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested[1]	Market or payout value of vested share-based awards not paid out or distributed

Tim Gitzel	05/15/2012	268,600	$21.14	05/14/2020	–

	03/01/2013	187,500	$22.00	02/28/2021	–

	03/03/2014	155,200	$26.81	03/02/2022	–

	03/02/2015	284,500	$19.30	03/01/2023	–

	03/01/2016	404,300	$16.38	02/29/2024	–

	03/01/2017	434,500	$14.70	02/28/2025	–		–	$1,201,774

	03/01/2018	472,550	$11.32	02/28/2026	$103,961	195,083	–

	03/01/2019	275,400	$15.27	02/28/2027	–	148,971	–
Total		2,482,550			$103,961	344,054	$0	$1,201,774

Grant Isaac	05/15/2012	89,500	$21.14	05/14/2020

	03/01/2013	62,500	$22.00	02/28/2021	–

	03/03/2014	51,700	$26.81	03/02/2022	–

	03/02/2015	85,200	$19.30	03/01/2023	–

	03/01/2016	152,800	$16.38	02/29/2024	–

	03/01/2017	164,200	$14.70	02/28/2025	–		–	$454,007

	03/01/2018	178,550	$11.32	02/28/2026	$39,281	73,744	–

	03/01/2019	104,100	$15.27	02/28/2027	–	56,267	–

Total		888,550			$39,281	130,011	$0	$454,007

Brian Reilly	05/15/2012	8,875	$21.14	05/14/2020	–

	03/01/2013	13,410	$22.00	02/28/2021	–

	03/03/2014	11,095	$26.81	03/02/2022	–

	03/02/2015	18,192	$19.30	03/01/2023	–

	03/01/2016	25,310	$16.38	02/29/2024	–

	03/01/2017	25,790	$14.70	02/28/2025	–		–	$71,393

	03/01/2018	128,850	$11.32	02/28/2026	$28,347	53,209	–

	03/01/2019	78,750	$15.27	02/28/2027	–	42,578	–

Total		310,272			$28,347	95,787	$0	$71,393

Alice Wong	05/15/2012	59,700	$21.14	05/14/2020	–

	03/01/2013	41,700	$22.00	02/28/2021	–

	03/03/2014	34,500	$26.81	03/02/2022	–

	03/02/2015	56,800	$19.30	03/01/2023	–

	03/01/2016	98,800	$16.38	02/29/2024	–

	03/01/2017	106,200	$14.70	02/28/2025	–		–	$293,782

	03/01/2018	115,500	$11.32	02/28/2026	$25,410	47,696	–

	03/01/2019	67,300	$15.27	02/28/2027	–	36,387	–

Total		580,500			$25,410	84,083	$0	$293,782

Sean Quinn	05/15/2012	12,500	$21.14	05/14/2020	–

	03/01/2013	16,040	$22.00	02/28/2021	–

	03/03/2014	13,017	$26.81	03/02/2022	–

	03/02/2015	54,600	$19.30	03/01/2023	–

	03/01/2016	95,550	$16.38	02/29/2024	–

	03/01/2017	102,700	$14.70	02/28/2025	–		–	$284,066

	03/01/2018	111,700	$11.32	02/28/2026	$24,574	46,128	–

	03/01/2019	83,400	$15.27	02/28/2027	–	45,094	–

Total		489,507			$24,574	91,222	$0	$284,066

1.	The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero.

2020 MANAGEMENT PROXY CIRCULAR 93

The next table shows:

•	Option-based awards – value vested during the year is the total value of the named executive’s options when they vested during 2019.
•	Share-based awards – value vested during the year are share-based awards that vested at the end of 2019 and were paid out in 2020.
•	Non-equity incentive plan compensation – value earned during the year is the short-term incentive award earned in 2019 and paid in 2020.

Name	Option-based awards – value vested during the year[1]	Share-based awards – value vested during the year[2]	Non-equity incentive plan compensation – value earned during the year[3]

Tim Gitzel	$722,884	$1,201,774	$1,706,000

Grant Isaac	$273,141	$454,007	$606,000

Brian Reilly	$177,646	$71,393	$476,000

Alice Wong	$176,687	$293,782	$398,000

Sean Quinn	$170,871	$284,066	$384,000

1.	Option-based awards

The amounts reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2019, on the date they vested. Options that had a positive value at the time of vesting are included in the calculation of these figures.

2.	Share-based awards

The amounts are the values of the PSUs that were granted in 2017, vested at December 31, 2019 and paid out to the named executives on or about March 2, 2020 at $11.31 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on grant date. The named executives realized 55% of the grant date value of the PSUs that were granted as part of their total compensation for 2017.

3.	Non-equity incentive plan compensation

The amounts are the STI payments for 2019 that were paid in 2020.

94 CAMECO CORPORATION

Equity compensation plan information

Securities authorized for issue under equity compensation plans

(authorized for issue from treasury under our compensation plans at the end of 2019)

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders	8,617,097	$17.44	6,524,812
Equity compensation plans not approved by security holders	–	–	–
Total	8,617,097	$17.44	6,524,812

Of the 8,617,097 options outstanding at December 31, 2019, 6,290,380 were exercisable and 2,326,717 were not. The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9% of our total and outstanding common shares as of March 10, 2020).

Burn rate

The table below shows the burn rate for the last three years calculated in accordance with TSX listing rules based on the weighted-average number of shares outstanding in each year.

As of December 31	2019	2018	2017

Number of options issued	886,740	1,473,430	1,373,040

Weighted average number of shares outstanding	395,797,732	395,792,686	395,792,686

Burn rate	0.22%	0.37%	0.35%

Additional plan details

The next two tables provide additional details about the stock option plan at the end of 2019 and as of March 10, 2020.

As of December 31, 2019
Number of options available for issue under the option plan and other compensation arrangements	6,524,812
Number of options issued in 2019 under the option plan and other compensation arrangements	886,740

	As of December 31, 2019	As of March 10, 2020
Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	8,617,097 (2.18%)	8,583,277 (2.17%)
Number (%) of our issued and outstanding shares still available for issue under the option plan	6,524,812 (1.65%)	6,558,632 (1.66%)
Total dilution rate	3.83%	3.83%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418

Increase in the reserve (June 12, 2006)	11,556,780

Total shares issued under the plan (as at business open on March 10, 2020)	27,870,289

Total shares issued under the plan / total shares issued and outstanding (as at business open on March 10, 2020)	7.0%

Total shares issued and outstanding (as at the opening of business on March 10, 2020)	395,792,732

2020 MANAGEMENT PROXY CIRCULAR 95

Pension benefits

Defined contribution plan

All regular, full-time and part-time employees (including all of the named executives) participate in our registered defined contribution plan as of December 31, 2019.

Under the Income Tax Act (Canada), the plan had a contribution limit of $27,230 in 2019. This works out to a threshold salary of approximately $213,825, based on the change in the contribution rate from 12% to 13% as of April 1, 2019.

Supplemental executive pension program

The supplemental executive pension program is aimed at attracting and retaining talented executives. It provides a lump sum retirement benefit that is consistent with the executive’s salary and offsets the limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based management at the vice-president level and above participate in the program. It had 18 active members as at December 31, 2019, with one inactive member, 18 retirees and spouses of deceased retirees who were receiving a pension and one former member with a deferred entitlement. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in the program.

The supplemental benefit is calculated as follows:

The supplemental benefit is based on actual years of service from the participant’s date of hire up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary, and unlike other companies, does not include bonuses as part of the pensionable earnings. The supplemental program does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but are also payable starting at 60 years of age if the person has 20 years of service.

Except for benefits for participants who are US taxpayers, the program is funded in part by trust assets and the remainder by a letter of credit held by the program’s trustees. The liability is approximately $43,524,000 ($20,424,000 for the named executives) as of December 31, 2019. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental program (excluding benefits for US taxpayers), less any trust assets. The face amount of the letter of credit for 2019 was $38,300,000. The trustee would be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Early retirement

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination of employment, so early retirement does not apply. All named executives are members of this plan.

Under our supplemental program, the named executives can take early retirement starting at age 55, however, the benefit formula will be reduced by 0.25% for each month before the defined age (age 60 with at least 20 years of continuous employment or age 65, whichever is earlier).

96 CAMECO CORPORATION

Executive pension value disclosure

The table below shows the estimated pension service costs for the supplemental program and Cameco’s contribution to the defined contribution plan as the compensatory change. It also shows the accrued pension obligations payable under our pension plans for each named executive.

Name	Number of years of credited service (#)	Annual benefits payable[1]		Pension obligation at start of year[2,3] ($)	Compensatory change[3] ($)	Non-compensatory change[4] ($)	Pension obligation at year end[5] ($)
		At year end	At age 65
Tim Gitzel	12.98	403,700	630,800	5,554,200	491,500	1,185,600	7,231,300
Grant Isaac	10.47	174,700	458,500	2,270,400	247,500	699,200	3,217,100
Brian Reilly	9.00	113,900	201,300	1,507,700	311,000	346,000	2,164,700
Alice Wong	32.92	385,400	455,600	6,091,100	218,700	1,118,700	7,428,500
Sean Quinn	26.25	320,400	389,600	4,935,200	215,000	918,500	6,068,700

1.	Annual benefits payable

The value of the annual benefits accrued for all named executives include benefits under the registered defined contribution pension plan and the supplemental executive pension program. The defined contribution costs are also included in the service cost as described under Compensatory change. The annual benefits accrued do not take into account any early retirement reductions or vesting requirements.

The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension program, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and at age 65 are based on final average earnings as at December 31, 2019.

2.	Pension obligation at start of year is based on December 31, 2018 accounting assumptions.

3.

Pension obligation at start of year and the compensatory change are estimated totals that include our registered defined contribution pension plan and supplemental executive pension program. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting
•

a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2018, as reported in our financial statements

•	salary increases of 3.0% each year
•	a discount rate of 3.9% each year to determine the benefit obligation
•	a long-term rate of return on defined contribution plan assets of 6.0%
•	benefits are pre-tax.

See note 25 to our audited 2019 financial statements (in our 2019 annual report and also on our website) for more information about our pension plans.

Compensatory change is the value of the projected pension earned from January 1, 2019 to December 31, 2019 for our registered defined contribution pension plan and supplemental executive pension program.

4.

Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

5.

Pension obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2019 under our registered defined contribution pension plan and supplemental executive pension program. It is based on December 31, 2019 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting
•

a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2019, as reported in our financial statements

•	salary increases of 3.0% each year
•	a discount rate of 3.1% each year to determine the benefit obligation
•	a long-term rate of return on defined contribution plan assets of 6.0%
•	benefits are pre-tax.

The pension amounts for all of the named executives equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension program (a defined benefit plan).

Loans to executives

As of March 10, 2020, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

2020 MANAGEMENT PROXY CIRCULAR 97

Termination and change of control benefits

We have employment agreements with the named executives. They are for an indefinite period and provide for:

•	a base salary
•	participation in the short-term incentive plan
•	participation in the long-term incentive plans
•	participation in the employee defined contribution pension plan and the supplemental executive pension program.

The agreements also include post-termination obligations requiring that the named executives do not:

•	use or disclose specialized knowledge, contracts and connections obtained while at Cameco
•	compete against us in any way for 12 months after leaving the organization
•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 100 shows the incremental compensation that would be paid to the named executives if their employment had been terminated without cause on December 31, 2019, including following a change of control. If Tim Gitzel, Brian Reilly, Alice Wong or Sean Quinn had resigned, it would have been treated as retirement because they are eligible to retire. None of the named executives receive any incremental benefits if there is a change of control but no termination of employment.

CEO

Tim Gitzel’s employment agreement provides for:

•	a requirement to hold four times his base salary in Cameco shares, RSUs and qualifying PSUs
•	a severance period of two years if he is terminated without cause
•	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)
•	a requirement to give a minimum notice of six months for resignation or retirement
•	accelerated vesting of certain equity awards if the CEO’s employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

Other named executives

The employment agreements for the other named executives provide for:

•	a requirement to hold two times their base salary in Cameco shares, RSUs and qualifying PSUs by December 31 of the fifth year in their current positions
•	a notice period of 18 months if they are terminated without cause
•	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)
•	a requirement to give a minimum notice of three months for resignation or retirement
•	accelerated vesting of certain equity awards if employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

The table below is a summary of the compensation that would be paid to the named executives if their employment is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

Type of termination	Severance	STI bonus	Options	PSUs	RSUs	Benefits	Pension
Retirement[1]	• none	• none, unless the executive retires on or near the last day of the year	• three years to vest • must be exercised within three years or the original term, whichever is earlier	• performance is measured to the end of the year of retirement • awards are pro-rated to completed months of service	• awards are pro-rated to completed months of service	• post-retirement benefits continue until age 65 • once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	• credited service no longer earned

98 CAMECO CORPORATION

Type of termination	Severance	STI bonus	Options	PSUs	RSUs	Benefits	Pension

Resignation[2]	• executive must give three months’ notice, except for CEO who must give six months’ notice • if we waive the notice, we must pay his or her base salary for the three or six month notice period	• none	• vesting continues for 90 days • must be exercised within 90 days or the original term, whichever is earlier	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned

Termination without cause[3]	• lump sum equal to base salary and target bonus for the notice period	• none, unless committee exercises discretion, usually when executive has worked most of the year	• options continue to vest for the notice period • must be exercised within the notice period or by the original expiry date, whichever is earlier	• performance is measured to the end of the year of termination • awards are pro-rated to completed months of service	• awards are pro-rated to completed months of service	• employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	• coverage continues and credited service continues to be earned for the notice period

Termination without cause or for good reason within 24 months of a change of control[4]	• same as for termination without cause	• same as for termination without cause	• all options vest immediately and may be exercised until the original term or within 24 months, whichever is earlier	• all PSUs vest and are paid at target within 30 days	• all RSUs vest immediately and are payable in cash within 30 days	• same as for termination without cause	• same as for termination without cause

Termination with cause	• none	• all entitlement to the bonus is lost	• vesting continues for 30 days or the original term, whichever is earlier • must be exercised within 30 days	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned

Death	• none	• target bonus pro-rated to date of death	• three years to vest • must be exercised within three years or original term, whichever is earlier	• performance is measured to end of year of death • awards are pro-rated to the completed months of service as of date of death	• awards are pro-rated to the completed months of service as of date of death	• life insurance is paid on death	• credited service no longer earned • value of vested pension benefit is paid to the beneficiary

1.	Retirement

At the discretion of the CEO and provided that the executive is at least 57 years old with at least 10 years of service when he or she retires, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO and provided the executive retires and is at least 57 years old with 10 years of service, a supplemental amount of $1,000 per month is paid until age 65.

2.	Resignation

Tim Gitzel, Brian Reilly, Alice Wong and Sean Quinn are eligible for retirement and therefore the compensation that is paid if a senior executive resigns does not apply. Retirement provisions will continue to apply, as set out in note 3.

3.	Termination without cause

The notice period for Tim Gitzel is two years or the period remaining until age 65, whichever is earlier. The notice period for the other named executives is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause or good reason within 24 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as a transaction resulting in any person, corporation or entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For the other named executives, change of control is the same except that an entity must hold 50% or more of our voting shares.

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The table below shows the incremental values that would be paid to the named executives if any of them had been terminated without cause on December 31, 2019, including following a change of control. No incremental amounts are payable if a named executive retires, resigns, dies or is terminated with cause.

Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 on page 99.

		Estimated incremental payment at December 31, 2019[1]
Name	Compensation element	Termination without cause[2] ($)	Termination without cause with a change of control[3] ($)
Tim Gitzel	Cash	4,667,960	4,667,960
	Deferred compensation vesting	–	4,039,690
	Benefits	34,200	34,200

	Total incremental amount	4,702,160	8,741,850
	Annual pension increment	1,080,300	1,080,300
Grant Isaac	Cash	1,537,110	1,537,110
	Deferred compensation vesting	–	1,526,514
	Benefits	24,600	24,600

	Total incremental amount	1,561,710	3,088,224
	Annual pension increment	440,500	440,500
Brian Reilly	Cash	1,256,063	1,256,063
	Deferred compensation vesting	–	1,124,280
	Benefits	22,000	22,000

	Total incremental amount	1,278,063	2,402,343
	Annual pension increment	387,500	387,500
Alice Wong	Cash	1,139,243	1,139,243
	Deferred compensation vesting	–	987,258
	Benefits	23,400	23,400

	Total incremental amount	1,162,643	2,149,901
	Annual pension increment	321,100	321,100
Sean Quinn	Cash	1,101,623	1,101,623
	Deferred compensation vesting	–	1,069,085
	Benefits	23,200	23,200

	Total incremental amount	1,124,823	2,193,908
	Annual pension increment	322,900	322,900

1.

The table below shows the commuted values for resignation (retirement in the case of Tim Gitzel, Brian Reilly, Alice Wong and Sean Quinn). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:

•	100% vesting
•	pension commencement at the executive’s age or age 55, whichever is later
•	no salary increase after December 31, 2019
•	a discount rate of 2.4% each of the next 10 years and 2.5% each year thereafter for Canadian and US liabilities
•	benefits are pre-tax.

Commuted value	For retirement	On December 31, 2019
The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. These commuted values may be higher or lower than the present value of the benefit obligation and include entitlements from the defined contribution retirement program and the supplemental executive pension program. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Tim Gitzel Brian Reilly Alice Wong Sean Quinn	$7,344,200 $2,047,400 $8,392,000 $7,000,800
	For resignation
	Grant Isaac	$2,582,400

2.	Termination without cause

Amounts shown as Cash represent entitlements to cash payments in lieu of notice. The cash payment for the CEO, Tim Gitzel, is equal to two times the sum of his annual salary and target annual cash bonus. The cash payment for the other named executives is equal to one and one-half times the sum of their annual salary and target annual cash bonus.

There is no Deferred compensation vesting. For all named executives, unvested PSU awards are prorated to completed months of service in the performance period and pay out over the normal schedule so there is no incremental benefit. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period, based on historical costs and trends and calculated using a discount rate of 3.1% at December 31, 2019. Additionally, at the discretion of the CEO, Alice Wong and Sean Quinn may be eligible for post-retirement benefits, including health, dental, accidental death and dismemberment, and life insurance as they are at least 57 years of age and have more than 10 years of service, which incremental values would be up to $140,700 and $164,800, respectively.

100 CAMECO CORPORATION

Amounts shown as Annual pension increment are equal to the value of benefits to be credited according to the notice period for each named executive and calculated using the December 31, 2019 accounting assumptions (same as the key assumptions set out in note 3 on page 97).

3.	Termination without cause with a change of control

Amounts shown as Cash represent entitlement to cash payments in lieu of notice as indicated in note 2 above.

Amounts shown as Deferred compensation vesting include an amount for unvested PSUs and options. The incremental benefit for PSUs represent all outstanding PSUs that would vest immediately at target and be paid out in the first quarter of 2020. The incremental benefit for options represent unvested in-the-money options that would vest immediately. The calculation of the PSUs and options in this situation is based on a share price of $11.54, the year-end closing price of a Cameco common share on the TSX.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period as indicated in note 2 above.

Amounts shown as Annual pension increment is equal to the value of benefits to be credited according to the notice period as indicated in note 2 above.

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Appendix A

Interpretation

The following definitions are summaries only and are defined in their entirety in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and Cameco’s articles.

For the purposes of this circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.

if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.

if any person appears to the board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

102 CAMECO CORPORATION

Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (board) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members.

A majority of the directors shall be resident Canadians. A majority of the directors shall be independent pursuant to standards for independence adopted by the board. The standards for independence are available on our website.

MEETINGS

The board will schedule as many meetings as necessary to carry out its duties effectively. A two year rolling schedule of regular board and committee meetings will be provided to directors. Confirmation of the date, time and place of regular meetings will be sent to directors approximately three weeks in advance of regularly scheduled meetings.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Special meetings may be called by providing 48 hours notice. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.

oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	strategic planning, approval of business plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

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g.	oversight of the policies and processes to manage risks of the corporation, and oversight of management’s mitigation of the material risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

j.	approval of directors for appointment, nomination and election (as applicable), oversight of any potential conflicts of interest, and director independence determination;

k.	assessment of the effectiveness of the board and its committees;

l.	oversight of the program for orientation and education of new directors and ongoing education for all directors;

m.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

n.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

o.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

p.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

q.

corporate governance including the relationship of the board of directors to management and shareholders, oversight of the corporate governance principles applicable to the corporation, and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

r.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

s.	recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy in the office of the auditor;

t.	issuance of securities of the corporation;

u.	declaration of dividends and establishment of the dividend policy for the corporation;

v.

approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

w.	adoption, amendment or repeal of bylaws of the corporation;

x.	review and approval of material transactions not in the ordinary course of business; and

y.

other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.

2.

Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.

ORGANIZATIONAL MATTERS

3.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

4.	The board shall annually review and assess the adequacy of its mandate.

5.	The board shall participate in an annual performance evaluation.

6.	The board shall perform any other activities consistent with this mandate, the corporation’s governing laws, and regulations of stock exchanges, as the board deems necessary or appropriate.

104 CAMECO CORPORATION

Appendix C

Stock option plan

The following kinds of changes must be approved by shareholders according to the terms of our stock option plan:

General

•

any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares

•	any change to extend the period after a trading blackout when options can be exercised
•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period
•	any change that requires shareholder approval under applicable law such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

•

any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the stock option plan

•

any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders
•	any change allowing options to be transferred other than by will or intestate succession.

Securities

•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment
•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the stock option plan reserve.

2020 MANAGEMENT PROXY CIRCULAR 105

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Cameco Corporation

2121-11th Street West

Saskatoon, Saskatchewan

S7M 1J3

cameco.com

TSX – CCO; NYSE - CCJ